UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2008

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___          Form 40-F  X

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___         No   X

If Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

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EXHIBIT INDEX

Exhibit Number	Description of Document
1	Angiotech Pharmaceuticals, Inc.’s Management’s Discussion and Analysis of Financial Condition and Results of Operations and Consolidated Financial Statements for the year ended December 31, 2007.

FORWARD-LOOKING STATEMENTS

Statements contained in this report that are not based on historical fact, including without limitation statements containing the words “believes,” “may,” “plans,” “will,” “estimates,” “continues,” “anticipates,” “intends,” “expects” and similar expressions, constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and constitute “forward-looking information” within the meaning of applicable Canadian securities laws. All such statements are made pursuant to the “safe harbor” provisions of applicable securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2008 and beyond, our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research development and product and drug development. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.

Known risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions, both nationally and in the regions in which we operate; market demand; technological changes that could impact our existing products or our ability to develop and commercialize future products; competition; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; availability of financial reimbursement coverage from governmental and third-party payers for products and related treatments; adverse results or unexpected delays in drug discovery and clinical development processes; adverse findings related to the safety and/or efficacy of our products or products sold by our partners; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the requirement for substantial funding to conduct research and development and to expand commercialization activities or consummate acquisitions; and any other factors that may affect our performance.

In addition, our business is subject to certain operating risks that may cause the actual results expressed or implied by the forward-looking statements in this report to differ materially from our actual results. These operating risks include: our ability to attract and retain qualified personnel; our ability to successfully complete preclinical and clinical development of our products; changes in business strategy or development plans; our failure to obtain patent protection for discoveries; loss of patent protection resulting from third-party challenges to our patents; commercialization limitations imposed by patents owned or controlled by third parties; our ability to obtain rights to technology from licensors; liability for patent claims and other claims asserted against us; our ability to obtain and enforce timely patent and other intellectual property protection for our technology and products; the ability to enter into, and to maintain, corporate alliances relating to the development and commercialization of our technology and products; market acceptance of our technology and products; our ability to successfully manufacture, market and sell our products; the continued availability of capital to finance our activities; our ability to continue to service our debt obligations; our ability to achieve the financial benefits expected as a result of our acquisition of American Medical Instruments Holdings, Inc (“AMI”); and any other factors referenced in our other filings with the applicable Canadian securities regulatory authorities or the SEC.

For a more thorough discussion of the risks associated with our business, see the section entitled “Risk Factors” in the Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2007.

Given these uncertainties, assumptions and risk factors, readers are cautioned not to place undue reliance on such forward-looking statements. Except as required by law, we disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward looking statements contained in this report to reflect future results, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: March 13, 2008

By

 /s/ K. Thomas Bailey

Name: K. Thomas Bailey

Title: Chief Financial Officer

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Exhibit 1

ANGIOTECH PHARMACEUTICALS, INC.

For the year ended December 31, 2007

(All amounts following are expressed in U.S. dollars unless otherwise indicated.)

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management’s discussion and analysis (“MD&A”), dated March 10, 2008, should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2007 prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and the applicable rules and regulations of the United States Securities and Exchange Commission (“SEC”) for the presentation of annual financial information. Additional information relating to our Company, including our 2006 Annual Report and 2006 Annual Information Form (“AIF”), is available by accessing the SEDAR website at www.sedar.com or the EDGAR website at www.sec.gov/edgar.shtml

Restatement

Our audited consolidated financial statements for the year ended December 31, 2006 have been restated.  Please see note 1(b) of our December 31, 2007 financial statements and the disclosure controls and procedures and internal controls over financial reporting sections in this MD&A for additional information.

Forward-Looking Statements and Cautionary Factors That May Affect Future Results

Statements contained in this MD&A that are not based on historical fact, including without limitation statements containing the words “believes,” “may,” “plans,” “will,” “estimates,” “continues,” “anticipates,” “intends,” “expects” and similar expressions, constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and constitute “forward-looking information” within the meaning of applicable Canadian securities laws. All such statements are made pursuant to the “safe harbor” provisions of applicable securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2008 and beyond, our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research development and product and drug development. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.

Known risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions, both nationally and in the regions in which we operate; market demand; technological changes that could impact our existing products or our ability to develop and commercialize future products; competition; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; availability of financial reimbursement coverage from governmental and third-party payers for products and related treatments; adverse results or unexpected delays in drug discovery and clinical development processes; adverse findings related to the safety and/or efficacy of our products or products sold by our partners; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the requirement for substantial funding to conduct research and development and to expand commercialization activities or consummate acquisitions; and any other factors that may affect our performance.

In addition, our business is subject to certain operating risks that may cause the actual results expressed or implied by the forward-looking statements in this MD&A to differ materially from our actual results. These operating risks include: our ability to attract and retain qualified personnel; our ability to successfully complete preclinical and clinical development of our products; changes in business strategy or development plans; our failure to obtain patent protection for discoveries; loss of patent protection resulting from third-party challenges to our patents; commercialization limitations imposed by patents owned or controlled by third parties; our ability to obtain rights to technology from licensors; liability for patent claims and other claims asserted against us; our ability to obtain and enforce timely patent and other intellectual property protection for our technology and products; the ability to enter into, and to maintain, corporate alliances relating to the development and commercialization of our technology and products; market acceptance of our technology and products; our ability to successfully manufacture, market and sell our products; the continued availability of capital to finance our activities; our ability to continue to service our debt obligations; our ability to achieve the financial benefits expected as a result of our acquisition of American Medical Instruments Holdings, Inc (“AMI”); and any other factors referenced in our other filings with the applicable Canadian securities regulatory authorities or the SEC.

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For a more thorough discussion of the risks associated with our business, see the section entitled “Risk Factors” in this MD&A.

Given these uncertainties, assumptions and risk factors, readers are cautioned not to place undue reliance on such forward-looking statements. Except as required by law, we disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward looking statements contained in this MD&A to reflect future results, events or developments.

Business Overview

We are a specialty pharmaceutical and medical device company that discovers, develops and markets innovative technologies primarily focused on acute and surgical applications. We generate our revenue through our sales of medical products and components, as well as from royalties derived from sales by our partners of products utilizing certain of our proprietary technologies. For the twelve months ended December 31, 2007, we recorded $170.2 million in sales of medical products and $117.5 million in royalties and license fees received from our partners.  Sales of medical products are net of a $3.0 million charge for returns of Contour Threads brand product relating to a marketing incentive program we offered to customers in support of the Quill SRS product launch and the concurrent discontinuation of the Contour Threads brand.

Our research and development efforts focus on understanding and characterizing biological conditions that often occur concurrent with medical device implantation, surgery or acute trauma, including scar formation and inflammation, cell proliferation, bleeding and coagulation, infection, and tumor tissue overgrowth. Our strategy is to utilize our various technologies in the areas of drugs, drug delivery, surface modification, biomaterials and medical devices to create and commercialize novel, proprietary medical products that reduce surgical procedure side effects, improve surgical outcomes, shorten hospital stays, or are easier or safer for a physician to use.

We develop our products using a proprietary and systematic discovery approach. We use our drug screening capabilities to identify new uses for known pharmaceutical compounds. We look for compounds that address the underlying biological causes of conditions that can occur with medical device implantation, surgery or acute trauma. Once appropriate drugs have been identified, we work to formulate the drug, or a combination of drugs, with our portfolio of drug, drug delivery and surface modification technologies and biomaterials to develop a novel surgical implant or medical device. We have patent protected, or have filed patent applications for, our technology and many of our products and potential product candidates.  Our portfolio of intellectual property developed, licensed or acquired to date includes over 260 issued U.S. patents and 250 pending U.S. patent applications.

We operate in two segments: Pharmaceutical Technologies and Medical Products.

Pharmaceutical Technologies:

Our Pharmaceutical Technologies segment focuses primarily on establishing product development and marketing partnerships with major medical device, pharmaceutical or biomaterials companies and to date has derived the majority of its revenue from royalties due from partners that develop, market and sell products incorporating our technologies. Currently our principal revenues in this segment come from royalties derived from sales by Boston Scientific Corporation (“BSC”) of TAXUS® coronary stent systems incorporating the drug paclitaxel.

Medical Products:

Our Medical Products segment manufactures and markets a wide range of single-use specialty medical products, primarily medical device products, directly to end users. This segment contains several specialized direct sales and distribution organizations in the U.S. and the European Union (“EU”), as well as significant manufacturing capabilities.  Within this segment, we also manufacture finished medical devices and medical device components for third party medical device manufacturers and marketers. Many of our medical products are made using our proprietary manufacturing processes, or are protected by our intellectual property. Our Medical Products segment may apply certain of our proprietary technologies to its products to create novel, next generation medical products to market directly to end users or medical products distributors.

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Major Developments in 2007

Marketing and Regulatory Developments

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On December 17, 2007 we submitted a 510(k) clearance document with the U.S. Food and Drug Administration (“FDA”) to market and sell our anti-infective 5-Fluorouracil-coated Central Venous Catheter in the U.S.

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On October 11, 2007 we received CE Mark approval to begin marketing Monoderm, a new line of our Quill Self-Retaining System (“SRS”) product line made from a rapidly resorbing polymer, which is intended primarily for superficial wound closure applications.

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In the fourth quarter of 2007, two of our partners achieved key regulatory milestones:

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Our partner BSC announced that the TAXUS Liberté™ paclitaxel-eluting coronary stent system had received European CE Mark approval specifically for use in diabetic patients.

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Our partner Athersys, Inc. received approval from the FDA to begin a Phase I clinical trial evaluating the safety of Multistem for use in acute myocardial infarction.  We own marketing and commercial rights to this product candidate and we may elect to assume lead responsibility for further development upon successful completion of the Phase I trial.

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On September 20, 2007 we received CE Mark approval to begin marketing additional diameters of our Quill SRS Polydioxanone (“PDO”) product line in the E.U.

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During the third quarter of 2007, we received clearance from the FDA to begin marketing several new products and product line extensions, including:

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Our Quill SRS Monoderm™ product line;

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Additional diameters of our Quill SRS PDO product line; and

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Our Hemo-StreamTM chronic dialysis catheter, licensed by us from Rex Medical, LP, which is the first chronic hemodialysis catheter specifically designed for over-the-wire delivery.

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On May 10, 2007, we announced we had elected to amend our agreement with Edwards Lifesciences Corporation (“Edwards”) regarding the distribution of our Vascular Wrap paclitaxel-eluting mesh / ePTFE graft combination product. As a result of this amendment, we have re-obtained the exclusive rights to market and sell our Vascular Wrap paclitaxel-eluting mesh / ePTFE graft combination product through our own sales force and distribution network in Europe.  We now own full global distribution rights to this product candidate. Edwards retained distribution rights to the stand alone Lifespan® ePTFE vascular graft product line consistent with the original agreement, which was executed in November of 2005.

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In January 2007, we launched the first of the next-generation products we are developing using our proprietary Quill technology.  The Quill® SRS uses patented barbed designs for various wound closure and tissue approximation applications in general and aesthetic surgery.  We believe that the Quill® SRS may offer a time-saving option for surgeons by eliminating the need for knots while providing improved tissue approximation.

R&D Developments

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In March 2007, we initiated a U.S. pivotal human clinical trial designed to evaluate the safety and efficacy of the Vascular Wrap™ in the prevention of stenosis following surgical implantation of an ePTFE vascular graft.  We expect to enroll a total of approximately 628 patients at 50 centers in the United States in this trial. Should this trial provide positive safety and efficacy data, we plan to submit the results to the FDA and apply for approval to market the Vascular Wrap in the U.S.

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In June 2007, we executed an option to extend our collaboration with CombinatoRx, Incorporated based upon the successful advancement of certain selected product candidates into preclinical testing. The joint research being conducted under our research and licence agreement has been extended beyond the initial two and a half year term to a total of five years.  The extension resulted in a $7.0 million payment being made to CombinatoRx on October 2, 2007.  We recorded this payment as an in-process research and development expense in the second quarter of 2007.

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Operational and Corporate Developments

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During the third quarter of 2007, we completed the sale of two of our operations that had been previously categorized as discontinued.  On July 31, 2007, we completed the sale of our subsidiaries Point Technologies, Inc. and Point Technologies S.A for proceeds of $2.6 million, and on August 30, 2007, we completed the sale of all assets and liabilities of our subsidiary American Medical Instruments, Inc., located in Dartmouth, Massachusetts, for proceeds of $2.1 million.

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On September 17, 2007, we announced that we had reached a favourable agreement with Conor Medsystems (“Conor”) and its parent company Johnson & Johnson to settle all outstanding patent litigation with respect to Conor’s CoStar® paclitaxel-eluting stent.  At the time of the settlement, there was ongoing litigation in three jurisdictions: the UK, the Netherlands and Australia.  Conor also agreed to discontinue its participation in all paclitaxel stent-related opposition proceedings against us.

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During the second quarter of 2007, as part of our continuing initiatives to improve our manufacturing flexibility, reduce our manufacturing costs and improve our operating margins and free cash flows, we decided to close our manufacturing facility in Syracuse, New York and to transfer the product manufacturing and technical knowledge of that facility to our operations in Puerto Rico and Pennsylvania.   The closure of the Syracuse facility is proceeding as planned and is expected to be completed within the next six to nine months.  Total employee severance costs are currently estimated to be $4.6 million, of which $3.2 million was recorded in 2007.  The remainder of the severance costs will be recorded in subsequent quarterly periods as employee service periods are completed.

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On August 2, 2007, Ms. Laura Brege joined our board of directors.  Ms. Brege is currently Executive Vice President and Chief Operating Officer of Onyx Pharmaceuticals, Inc., where she oversees the company’s sales and marketing, medical affairs, legal, business development and compliance functions.

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On April 3, 2007, we appointed Chris Dennis as our Senior Vice President, Sales and Marketing.  Prior to joining Angiotech, Mr. Dennis was Global President of Johnson & Johnson’s OrthoNeutrogena company (pharmaceuticals and aesthetic devices). Previously, he held the position of Vice President, Marketing & Sales for Janssen Ortho, Inc. (pharmaceuticals), where he managed the sales and marketing of a wide range of prescription medications.

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On March 7, 2007, Victor Diaz was appointed Senior Vice President, Manufacturing and Supply Chain.  Mr. Diaz is responsible for aligning our people and manufacturing resources, building out our supply chain strategy, developing best practices across all of our facilities, and increasing manufacturing and operational productivity.  Prior to joining Angiotech, Mr. Diaz was Vice President, Global Operations at Teleflex Medical, the medical device and instrument manufacturing division of Teleflex Corporation. During his career at Teleflex, Mr. Diaz led a staff of 4,200 people and was responsible for manufacturing, procurement, distribution, with 25 plants and 23 distribution centers in 10 countries in Europe, Asia, Latin America and the U.S.

Significant Clinical Programs

We currently have multiple product candidates that are in various stages of research and clinical development.  The following table summarizes our most advanced product candidates and their stage of development:

Product	Indications	Regulatory Status	Commercial Rights

Vascular WrapTM (paclitaxel-eluting mesh)	Peripheral vascular disease	Filed for CE Mark in November 2006	Angiotech

	Arteriovenous access	U.S. pivotal human clinical study initiated in March 2007 and currently enrolling E.U. pivotal human clinical study initiated in May 2007 and currently enrolling	Angiotech

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Anti-Infective Central Venous Catheter	Critical Care	U.S. pivotal human clinical study completed enrolment in July 2007 Filed for 510(k) clearance in December 2007	Angiotech

TAXUS Liberté™ (paclitaxel-eluting coronary stent)	Coronary artery disease	Pivotal study (“ATLAS”) filed for U.S. approval; commercially available in the E.U. and various other countries outside the U.S.	BSC

TAXUS Element™ (platinum chromium paclitaxel-eluting coronary stent)	Coronary artery disease	Initial U.S. studies (“PERSEUS Workhorse and PERSEUS Small Vessel”) in coronary applications initiated in July 2007 and currently enrolling	BSC

TAXUS Petal™ (paclitaxel-eluting coronary stent)	Coronary artery disease	First-in-man studies (“TAXUS PETAL I”) in New Zealand, France and Germany in bifurcated coronary artery applications initiated in July 2007 and currently enrolling	BSC

ZILVER® PTX paclitaxel-eluting peripheral vascular stent	Peripheral vascular disease	E.U. first-in-man and U.S. and Japan pivotal studies in femoral-popliteal vascular indications initiated in July 2007 and currently enrolling	Cook

Bio-Seal™ (biopsy tract plug)	Lung biopsy	U.S. pivotal human clinical study currently enrolling	Angiotech

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Vascular WrapTM. Our paclitaxel-eluting mesh surgical implant, or Vascular Wrap, is designed to treat complications, including graft stenosis or restenosis, that may occur in connection with vascular graft implants in hemodialysis patients or in patients that have peripheral artery disease. Vascular grafts are implanted in patients in order to bypass diseased blood vessels, or to provide access to the vascular system of kidney failure patients in order to facilitate the process of hemodialysis.  In many cases, these vascular grafts fail due to proliferation of cells or scar into the graft (graft stenosis or restenosis), which can negatively impact blood flow through the vascular graft.

We are conducting multiple human clinical trials to assess the safety and efficacy of our Vascular Wrap product, which is designed to elute the drug paclitaxel at the site of the vascular graft in order to reduce the incidence of stenosis or restenosis.  In November 2006, we announced the results from our initial human clinical trial, which was conducted in the EU and was designed to evaluate the safety of the Vascular Wrap product in patients with peripheral artery disease in the limb. In this study, the Vascular Wrap product was well tolerated, with no adverse events being considered related to the use of the product. With the results of this trial, in November 2006 we filed for a CE Mark in order to obtain the ability to market and sell the Vascular Wrap in the EU for peripheral vascular disease. Upon receipt of a CE Mark, we plan to commence commercialization of our Vascular Wrap product in the EU and in certain other countries outside the U.S.

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In March 2007, we initiated a U.S. pivotal human clinical trial designed to evaluate the safety and efficacy of the Vascular Wrap in the prevention of stenosis following surgical implantation of an ePTFE vascular graft in the upper extremity for vascular (“AV”) access in hemodialysis patients. The trial enrolled its first patient in March 2007, and is expected to enroll a total of approximately 628 patients at 75 centers in the United States.  Should this trial provide positive safety and efficacy data, we plan to submit the results to the FDA and apply for approval to market the Vascular Wrap in the U.S.

In May 2007, we initiated a European pivotal human clinical trial designed to evaluate the safety and efficacy of the Vascular Wrap in the prevention of stenosis following surgical implantation of an ePTFE vascular graft in the upper extremity for AV access in hemodialysis patients.  The trial enrolled its first patient in May 2007, and is expected to enroll a total of approximately 198 patients at 20 centers in Europe.

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Anti-Infective Central Venous Catheter. Central venous catheters (“CVC”) are usually inserted into critically ill patients for extended periods of time to administer fluids, drugs, and nutrition, as well as facilitate frequent blood draws. Through our proprietary drug identification strategy, we have elected to evaluate 5-Fluorouracil (“5-FU”), a drug previously approved by the FDA for treatment of various types of cancer, as a compound that may help to prevent certain types of infection in patients receiving a CVC.

Our 5-FU-eluting CVC has been undergoing a human clinical trial in the U.S. designed to assess the safety and efficacy of the catheter in preventing various types of catheter related infections. The study was a randomized, single-blind, 960-patient, 25-center study and was designed to evaluate whether our 5-FU-eluting CVC prevents bacterial colonization at least as well as the market leading anti-infective CVC. On July 10, 2007, we announced that we had completed enrolment of the study, and on October 9, 2007 we announced this study had met its primary statistical endpoint of non-inferiority as compared to the market leading anti-infective CVC, and indicated an excellent safety profile. Based on the positive results achieved in the study, in December 2007 we filed a request for 510(k) clearance from the FDA to market and sell the CVC in the U.S.

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TAXUS Liberté™ paclitaxel-eluting coronary stent system.  The TAXUS Liberté paclitaxel-eluting coronary stent system, which is under evaluation in clinical trials being conducted by our partner BSC, is BSC’s second generation coronary stent system platform that incorporates our research, technology and intellectual property related to the use of paclitaxel to prevent restenosis. The TAXUS Liberté stent system has been designed to further enhance coronary stent deliverability and blood vessel conformability, particularly in challenging coronary lesions. To date, BSC has only commenced sales of the TAXUS Liberté in countries outside of the U.S.

On August 24, 2004, BSC initiated the ATLAS trial, a pivotal study to collect data to support regulatory filings in the U.S. for product commercialization of TAXUS Liberté. The ATLAS trial is a global, multicenter pivotal study designed to support the FDA approval of the TAXUS Liberté stent system. The trial is assessing the safety and efficacy of a slow-release dose formulation paclitaxel-eluting TAXUS Liberté stent system. On February 22, 2005, BSC completed enrolment in the ATLAS trial of 872 patients at 72 sites in the U.S., Canada, Australia, New Zealand, Singapore and Hong Kong. In addition to the ATLAS trial, the TAXUS Liberté clinical development program includes several expansion studies for long lesion stenting, small vessel stenting and direct stenting of coronary lesions. In October 2006, BSC announced 12-month follow up data from the ATLAS trial. BSC reported that the data demonstrated that the safety and efficacy benefits with the TAXUS Liberté stent were maintained at 12 months. These data are currently being reviewed by the FDA.

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TAXUS Element™ Platinum Chromium paclitaxel-eluting coronary stent system.  The TAXUS Element paclitaxel-eluting coronary stent system is the third generation BSC coronary stent platform that incorporates our research, technology and intellectual property related to the use of paclitaxel.  The TAXUS Element stent features BSC’s proprietary Platinum Chromium Alloy, which is designed to enable thinner stent struts, increased flexibility and a lower stent profile while improving radial strength, recoil and radiopacity.  In addition, the TAXUS Element stent platform incorporates new balloon technology intended to improve upon BSC’s market-leading Maverick® Balloon Catheter technology.

On July 19, 2007, BSC initiated the TAXUS PERSEUS Workhorse trial in the U.S., which will evaluate the safety and efficacy of the TAXUS Element stent compared to BSCs first generation TAXUS Express2 stent.  The study is expected to evaluate 1,264 patients with coronary lesions ranging from 2.75 to 4.0 millimeters.  The primary endpoint of this study is target lesion failure (“TLF”) at 12 months, and its secondary endpoint is in-segment percent diameter stenosis at nine months.

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On July 19, 2007 BSC initiated the TAXUS PERSEUS Small Vessel trial in the U.S., which will compare the TAXUS Element stent to a historic control (the TAXUS V de novo bare metal Express Coronary Stent System).  This study is expected to include 224 patients with coronary lesions ranging from 2.25 to 2.75 millimeters.  The primary endpoint is in-stent late loss at nine months, and the secondary endpoint is TLF at 12 months.  The study’s success is dependent upon both endpoints.

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TAXUS Petal™ bifurcation paclitaxel-eluting coronary stent system. The TAXUS Petal bifurcation paclitaxel-eluting coronary stent system, which is under evaluation in clinical trials being conducted by BSC, represents a novel BSC coronary stent product candidate that incorporates our research, technology and intellectual property related to the use of paclitaxel.  Conventional coronary stents were designed to treat tubular arteries, and are considered less than optimal for the y-shaped anatomy of a bifurcated area of the coronary arteries. The TAXUS Petal is a specialized coronary stent designed to treat both the main branch and the side branch of a bifurcation by incorporating an innovative side structure (the Petal strut) in the middle of the stent that opens into a side branch.

On July 18, 2007 BSC initiated the TAXUS PETAL I First Human Use (FHU) trial, which is expected to enroll a total of 45 patients in New Zealand, France and Germany. The trial is a non-randomized study with an initial assessment of acute performance and safety (including rates of death, myocardial infarction and target vessel revascularization) at 30 days and six months, with continued annual follow-up to occur for five years. Upon successful completion of this study, BSC has indicated that it intends to begin a pivotal trial which if successful would provide a basis for U.S. and international approvals for the commercialization of the TAXUS Petal stent.

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ZILVER® PTX paclitaxel-eluting peripheral vascular stent system.  The ZILVER PTX paclitaxel-eluting peripheral vascular stent, which is under evaluation in clinical trials being conducted by our partner Cook Group Incorporated (“Cook”), a multinational medical device manufacturer, is a specialized stent product incorporating our proprietary paclitaxel technology and is designed for placement in diseased arteries in the limbs to restore blood flow. Cook is a co-exclusive licensee, together with BSC, of our proprietary paclitaxel technology to reduce restenosis following stent placement in peripheral artery disease. The ZILVER PTX paclitaxel-eluting peripheral stent is designed to reduce restenosis following placement of a stent in peripheral artery disease patients.

The ZILVER PTX is currently undergoing multiple human clinical trials in the U.S., Japan and the EU to assess product safety and efficacy. In January 2007, Cook released nine-month data from its EU clinical study. The preliminary data presented by Cook on the first 60 patients in the randomized trial, which is examining the safety of using Cook's ZILVER PTX paclitaxel-eluting stent to treat blockages, or lesions, of the superficial femoral artery (“SFA”) above the knee, indicated that the ZILVER PTX stent showed an equal adverse event rate to conventional angioplasty for treating SFA lesions. The ZILVER PTX stent also displayed a zero-percent fracture rate for 41 lesions at six months and 18 lesions at one year.

On July 16, 2007 Cook announced that the first U.S. patients in a randomized pivotal human clinical study of ZILVER PTX were treated at Tri-City Medical Center in Oceanside, California. The ZILVER PTX Stent Trial is the first medical device trial ever to be conducted simultaneously in the U.S. and Japan. The trial will randomize patients to receive either the ZILVER PTX stent or balloon angioplasty. Following successful safety testing during the trial’s Phase I enrollment, Cook will enroll 480 patients at 28 U.S. locations in the pivotal trial that is intended to be used to support submission to the FDA for approval to market the device.  In addition, data collected on Japanese and U.S. patients is expected to be combined for the final evaluation of the device and used for regulatory submissions in both markets for approval.

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Bio-Seal™  biopsy track plug.  Our proprietary Bio-Seal™ biopsy track plug is under evaluation in a pivotal human clinical trial.   Bio-Seal™ is a novel technology designed to prevent air leaks in patients having lung biopsies by plugging the biopsy track with an expanding hydrogel plug.  On contact with moist tissue, the hydrogel plug absorbs fluids and expands to fill the void created by the biopsy needle puncture.  The seal is airtight and the plug is absorbed into the body after healing of the puncture site has occurred.

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Bio-Seal is currently undergoing a human clinical trial in the U.S. designed to assess the safety and efficacy of Bio-Seal, with the primary endpoint being reduction in rates of pneumothorax in patients undergoing lung biopsy procedures. The clinical trial, which is expected to enroll a total of 300 patients in the U.S., is a prospective randomized multi-centered safety and efficacy evaluation. The trial enrolled its first patient in October 2005, and there were 277 patients enrolled in the study as of December 31, 2007. The study is designed to provide a basis for U.S. approval for the commercialization of Bio-Seal.  The product has already received CE Mark approval.

Acquisitions

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Quill Medical, Inc. (“Quill”). On June 26, 2006, we completed the acquisition of 100% of the equity of Quill for $40 million cash consideration.  Through this transaction, we acquired the rights, in all possible fields of use, to develop and market applications of Quill’s proprietary self-anchoring wound closure technology. Unlike conventional sutures which are smooth, the Quill products have tiny teeth-like barbs or cogs along the surface. This “self-anchoring” wound closure technology may be used to close certain wounds or surgical incisions without the need for suture knots. Eliminating knot-tying can save surgical time, may reduce the risk of infection, and may reduce wound leakage.

We are currently working to develop a portfolio of next-generation products using the Quill technology.  In January 2007, we launched the first of these new products, the Quill SRS for various wound closure and tissue approximation applications in general and aesthetic surgery.  In the third and fourth quarters of 2007, we launched several new Quill SRS product lines.

The launch of the Quill SRS for various indications in January 2007 triggered a development milestone of $10.0 million that was paid to the former shareholders of Quill in August 2007. This milestone payment is creditable against any future contingent payments that we may be required to make based upon the achievement of significant incremental revenue growth of products incorporating the Quill technology over a five year period from the date of the acquisition.  This $10.0 million payment was recorded as an increase to goodwill during the first quarter of 2007.

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American Medical Instruments Holdings, Inc. (“AMI”). On March 23, 2006, we completed the acquisition of 100% of the equity of AMI for $787.9 million cash consideration.  AMI provided us with the substantial majority of the assets and products comprising our Medical Products business segment.

Collaboration, License and Sales and Distribution Agreements

In connection with our research and development efforts, we have entered into various arrangements with corporate and academic collaborators, licensors, licensees and others for the research, development, clinical testing, regulatory approval, manufacturing, marketing and commercialization of our product candidates.  Terms of the various license agreements may require us, or our collaborators, to make milestone payments upon achievement of certain product development and commercialization objectives and pay royalties on future sales of commercial products, if any, resulting from the collaborations.  During 2007, we did not enter into any significant collaboration, license or sales and distribution agreements.  For a more detailed description of our most significant agreements from 2006, refer to our AIF for the year ended December 31, 2006.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with U.S. GAAP.  These accounting principles require management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses.  We believe that the estimates and assumptions upon which we rely are reasonable and are based upon information available to us at the time the estimates and assumptions were made. Actual results could differ materially from our estimates.

We believe the following policies to be critical to understanding our financial condition, results of operations, and our expectations for 2007 because these policies require management to make significant estimates, assumptions and judgments about matters that are inherently uncertain.

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Revenue recognition

(i) Royalty revenue

We recognize royalty revenue when we have fulfilled the terms in accordance with the contractual agreement, have no future obligations, the amount of the royalty fee is determinable and collection is reasonably assured.  We record royalty revenue from Boston Scientific Corporation (“BSC”) on a cash basis due to our inability to accurately estimate the BSC royalty before we receive the reports and payments from BSC.  This results in a one quarter lag between the time we record royalty revenue and the time the associated sales were recorded by BSC.

(ii) Product sales

We recognize revenue from product sales, including shipments to distributors, when the product is shipped from our facilities to the customer provided that we have not retained any significant risks of ownership or future obligations with respect to products shipped.  We recognize revenue from product sales net of provisions for future returns.  These provisions are established in the same period as the related product sales are recorded and are based on estimates derived from historical experience.

We consider revenue to be realized or realizable and earned when all of the following criteria are met: persuasive evidence of a sales arrangement exists; delivery has occurred or services have been rendered; the price is fixed or determinable; and collectibility is reasonably assured. These criteria are generally met at the time of shipment when the risk of loss and title passes to the customer or distributor.

We record net product sales on a gross basis as it meets the principal criteria under EITF Issue No. 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent. This revenue is recorded on a gross basis since we incur credit risk from the customer, bear the risk of loss for incomplete shipments and do not receive a separate fee or commission for the transaction.

We include amounts billed to customers for shipping and handling in revenue.  The corresponding costs for shipping and handling are included in cost of products sold.

(iii) License fees

License fees are comprised of initial fees and milestone payments derived from collaborative and other licensing arrangements. We recognize non-refundable milestone payments upon the achievement of specified milestones when the milestone payment is substantive in nature, the achievement of the milestone was not reasonably assured at the inception of the agreement and we have no further significant involvement or obligation to perform under the arrangement. Initial fees and non-refundable milestone payments received which require our ongoing involvement are deferred and amortized into income on a straight-line basis over the period of our ongoing involvement.

Income tax expense

Income taxes are accounted for under the liability method.  Deferred tax assets and liabilities are recognized for the differences between the financial statement and income tax bases of assets and liabilities, and for operating losses and tax credit carry forwards.  The carrying value of our net deferred tax assets assumes that we will be able to generate sufficient future taxable income in certain tax jurisdictions to realize the value of these assets.  Management evaluates the realizability of the deferred tax assets and assesses the need for any valuation allowance adjustment.  A valuation allowance is provided for the portion of deferred tax assets that is more likely than not to be unrealized.  Deferred tax assets and liabilities are measured using the enacted tax rates and laws.

Significant estimates are required in determining our provision for income taxes including, but are not limited to, accruals for tax contingencies and valuation allowances for deferred income tax assets. Some of these estimates are based on interpretations of existing tax laws or regulations.  Our effective tax rate may change from period to period based on the mix of income among the different foreign jurisdictions in which we operate, changes in tax laws in these jurisdictions, and changes in the amount of valuation allowance recorded.

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Effective January 1, 2007, we adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109 (“FIN 48”).  FIN 48 is designed to reduce diversity and provide consistent accounting practices and criteria for how companies should recognize, measure, present, and disclose in their financial statements all significant uncertain tax positions.

Stock-based compensation

We account for stock-based compensation in accordance with Statement of Financial Accounting Standards Board (“SFAS”) 123(R) Share-Based Payment, a revision to SFAS 123 Accounting for Stock-Based Compensation.  SFAS 123(R) requires us to recognize the grant date fair value of share-based compensation awards granted to employees over the requisite service period. We use the Black-Scholes option pricing model to calculate stock option values, which requires certain assumptions including the future stock price volatility and expected time to exercise. Changes to any of these assumptions, or the use of a different option pricing model (such as the binomial model), could produce a different fair value for stock-based compensation, which could have a material impact on our earnings.

Cash equivalents, short and long-term investments

We invest our excess cash balances in short-term securities, principally investment grade commercial debt and government agency notes.  At December 31, 2007, substantially all of our securities were classified as available-for-sale, and accordingly, were recorded at fair market value with unrealized gains and losses included in other comprehensive income (loss) in shareholders’ equity.  Realized gains and losses and any declines in value that are judged to be other-than-temporary are reported in other income and expenses.

As part of our strategic product development efforts, we also invest in equity securities of certain companies with which we have collaborative agreements. The equity securities of some of these companies are not publicly traded and so fair value is not readily available.  These investments are recorded using the cost method of accounting and are tested for impairment by reference to anticipated undiscounted cash flows expected to result from the investment, the results of operations and financial position of the investee, and other evidence supporting the net realizable value of the investment.

Goodwill

Goodwill is tested for possible impairment at least annually and whenever changes in circumstances occur that would indicate an impairment in the value of goodwill.  We last tested goodwill for possible impairment as at October 31, 2007 for both our Pharmaceutical Technologies and Medical Products reporting units and determined that no impairment in value had occurred.  When the carrying value of a reporting unit’s goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess.  Circumstances that could trigger an impairment include adverse changes or outcomes in legal or regulatory matters, technological advances, decreases in anticipated demand and unanticipated competition.

Intangible assets

Our identifiable intangible assets are primarily comprised of technologies acquired through our business combinations.  Intangible assets also include in-licensed proven medical technologies.  We amortize intangible assets on a straight-line basis over the estimated life of the technologies, which range from two to twelve years depending on the circumstances and the intended use of the technology.  We determine the estimated useful lives for intangible assets based on a number of factors such as legal, regulatory or contractual limitations; known technological advances; anticipated demand for our products; and the existence or absence of competition.  We review the carrying value of our intangible assets for impairment indicators at least annually and whenever there has been a significant change in any of these factors listed above.  A significant change in these factors may warrant a revision of the expected remaining useful life of the intangible asset, resulting in accelerated amortization or an impairment charge, which would impact earnings.

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Results of Operations

Overview

The following discussion and analysis of results from our operations excludes the financial results from our discontinued operations (see “Results of Operations - Discontinued Operations”), unless otherwise noted.  The results from all prior periods have been reclassified to conform to this presentation.

We completed our acquisition of the operations of AMI on March 23, 2006.  Accordingly, the results of AMI are not included in our results for the period from January 1, 2006 to the date of acquisition on March 23, 2006 and for the full year ended December 31, 2005.

(in thousands of U.S.$, except per share data)	Years ended December 31,
	2007	2006 (restated)	2005
Revenues
Pharmaceutical Technologies	$117,501	$176,485	$194,314
Medical Products	170,193	138,590	5,334
Total revenues	287,694	315,075	199,648
Operating (loss) income	(20,739)	58,164	31,328

Other (expense) income	(49,853)	(38,049)	5,131

(Loss) income from continuing operations before income
taxes and cumulative effect of change in accounting policy	(70,592)	20,115	36,459
Income tax (recovery) expense	(14,545)	2,092	28,055
Net (loss) income from continuing operations	$(56,047)	$18,023	$8,404

Basic net (loss) income per common share, continuing
operations	$(0.66)	$0.21	$0.10
Diluted net (loss) income per common share, continuing
operations	$(0.66)	$0.21	$0.10

For the year ended December 31, 2007, we recorded a net loss from continuing operations of $56.0 million ($0.66 basic net income per share) compared to net income from continuing operations of $18.0 million ($0.21 basic net income per share) for the year ended December 31, 2006.

The decrease of $74.0 million is due to i) a reduction of $49.0 million in royalty revenue derived from BSC’s sales of paclitaxel-eluting coronary stent systems; ii) a decrease of $9.6 million in other royalty revenue due to a non-recurring sale to Orthovita, Inc. in 2006 of profit sharing rights for certain of their products for $9.0 million; iii) the overall product sales mix reflecting certain lower margin OEM product lines, reducing gross profit margins from 49.8% to 44.2%; iv) an increase of $12.9 million in sales and marketing salaries as we invested significantly in our sales infrastructure with additions to our direct sales and marketing support personnel in the United States and the European Union; v) an increase of $7.1 million for in-process research and development (“IPR&D”) expense, mainly due to a $7.0 million payment we made to CombinatoRx for the extension of our collaboration agreement; vi) non-recurring charges of $5.2 million for reorganization activities and personnel reductions relating to the announced plan to close and consolidate our Syracuse, NY manufacturing facility; and vii) an additional $16.2 million in interest expense related to debt incurred to partially fund the AMI acquisition on March 23, 2006.  Offsetting these factors was an income tax recovery of $14.5 million in 2007 compared to an income tax expense of $2.1 million in 2006.

For the year ended December 31, 2006, we recorded net income from continuing operations of $18.0 million ($0.21 basic net income per share) compared to net income from continuing operations of $8.4 million ($0.10 basic net income per share) for the year ended December 31, 2005.  The increase of $9.6 million is due to i) a reduction of IPR&D expense from $55.0 million in 2005 to $1.0 million in 2006; ii) a decrease in royalty revenue derived from BSC’s sales of paclitaxel-eluting coronary stent systems; iii) the reduction in our overall tax rate as certain non tax deductible write-downs in 2005 did not recur in 2006; and iv) an increase of $35.5 million of interest expense related to debt incurred to partially fund the AMI acquisition on March 23, 2006.

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Revenues

(in thousands of U.S.$)	Years ended December 31,
	2007	2006	2005
Pharmaceutical Technologies:
Royalty revenue – paclitaxel-eluting stents	$110,477	$159,487	$183,566
Royalty revenue – other	6,182	15,767	5,637
License fees	842	1,231	5,111
	117,501	176,485	194,314
Medical Products:
Product sales	170,193	138,590	5,334
Total revenues	$287,694	$315,075	$199,648

We operate in two reportable segments:

Pharmaceutical Technologies

Our Pharmaceutical Technologies segment includes royalty revenue generated from licensing our proprietary paclitaxel technology to various partners, as well as revenue derived from the out license of certain biomaterials and other technologies.  This segment also includes our corporate activities and certain of our internal and external research and development activities.

Royalty revenue derived from sales of paclitaxel-eluting coronary stent systems by BSC for the year ended December 31, 2007 decreased by 31% as compared to the year ended December 31, 2006.  The decrease in royalty revenues was primarily a result of lower sales of paclitaxel-eluting stents by BSC.  Royalty revenue for the year ended December 31, 2007 was based on BSC’s net sales for the period October 1, 2006 to September 30, 2007 of $1.6 billion, of which $1.0 billion was in the U.S., compared to net sales for the comparable prior period of $2.2 billion, of which $1.5 billion was in the U.S.  The average gross royalty rate earned in the year ended December 31, 2007 on BSC’s net sales was 7.6% for sales in the U.S. and 5.6% for sales in other countries compared to an average rate of 7.9% for sales in the U.S. and 6.0% for sales in other countries for the year ended December 31, 2006.

Royalty revenue derived from sales of paclitaxel-eluting coronary stent systems by BSC for the year ended December 31, 2006 decreased by 13% as compared to the year ended December 31, 2005. The decrease in royalty revenues was primarily a result of lower sales of paclitaxel-eluting stents by BSC and a 2% reduction, from 11% to 9%, in our top royalty rate earned on certain sales after BSC achieved certain revenue thresholds in 2005. Royalty revenue for the year ended December 31, 2006 was based on BSC’s net sales for the period October 1, 2005 to September 30, 2006 of $2.2 billion, of which $1.5 billion was in the U.S., compared to net sales for the comparable prior period of $2.4 billion, of which $1.7 billion was in the U.S. The average gross royalty rate earned in the year ended December 31, 2006 on BSC’s net sales was 7.9% for sales in the U.S. and 6.0% for sales in other countries compared to an average rate of 8.3% for sales in the U.S. and 6.5% for sales in other countries for the year ended December 31, 2005.

Other royalty revenue decreased by $9.6 million, to $6.2 million for the year ended December 31, 2007 as compared to $15.8 million for the year ended December 31, 2006.  The majority of this decrease was due to the non-recurring $9.0 million payment received from Orthovita, Inc in December 2006, which was classified as royalty revenue in 2006, under an agreement where Orthovita purchased our profit-sharing royalty rights for certain of its products.

Other royalty revenue increased by $10.1 million, to $15.8 million for the year ended December 31, 2006 as compared to $5.6 million for the year ended December 31, 2005.  The majority of this increase was due to the $9.0 million received from Orthovita, Inc in December 2006 described above.

We expect revenues in our Pharmaceutical Technologies segment may decrease in 2008 as compared to 2007, as a result of the expected entry of new competitors, including Medtronic, Inc. and Abbott Laboratories, Inc., into the drug eluting coronary stent market in the United States in the second half of 2008.  We would expect the most significant impact on our royalty revenue relating to these factors to occur in the fourth quarter of 2008, as we receive royalty revenue one quarter after our partner BSC records sales of paclitaxel-eluting stent systems.

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Medical Products

Our Medical Products segment manufactures and markets a range of single use, specialty medical devices. The Medical Products segment also manufactures finished medical devices and medical device components for third party medical device manufacturers and marketers.

Revenue from our Medical Products segment for the year ended December 31, 2007 was $170.2 million compared to $138.6 million in 2006.  Product revenue in our Medical Products segment for the year ended December 31, 2007 is not directly comparable to 2006, as the results for 2006 only include revenue in this segment from March 23, 2006 (the date we completed the acquisition of AMI).

We expect that revenues in our Medical Products segment may increase in 2008 as compared to 2007, reflecting the potential for growth of certain existing and newly launched product lines, the impact of our investment during 2007 in our direct sales organizations in the United States and Europe, and our marketing strategies to increase promotion and branding activities around certain of our most promising proprietary product lines.

Expenditures

(in thousands of U.S.$)	Years ended December 31,
	2007	2006 (restated)	2005
License and royalty fees	$18,652	$25,986	$28,345
Cost of products sold	94,949	69,543	5,653
Research and development	53,963	45,393	31,988
Selling, general and administrative	99,315	78,933	37,837
Depreciation and amortization	33,429	36,014	9,540
In-process research and development	8,125	1,042	54,957
	$308,433	$256,911	$168,320

License and royalty fees on royalty revenue

License and royalty fee expenses include license and royalty payments due to certain of our licensors, primarily as a result of paclitaxel-eluting coronary stent system royalty revenue received from BSC.  The decrease in this expense in 2007 and 2006 is reflective of the decrease in our royalty revenue.  We expect license and royalty fee expense to continue to be a significant cost in 2008, commensurate with the amount of royalty revenue we earn.

Cost of products sold

Cost of products sold is comprised of costs and expenses related to the production of our various medical device, device component and biomaterial products and technologies, including direct labor, raw materials, depreciation and certain fixed overhead costs related to our various manufacturing facilities and operations.

Cost of products sold increased by $25.4 million to $94.9 million for the year ended December 31, 2007 compared to $69.5 million for the year ended December 31, 2006, primarily because the 2006 results did not include a full year of the results of the operations acquired through the AMI acquisition which occurred on March 23, 2006.  Because we completed the acquisition of the AMI operations on March 23, 2006, our cost of products sold for the year ended December 31, 2007 are not comparable on an annual basis to the full year results we recorded for the year ended December 31, 2006.

Gross margins in our Medical Products segment were 44.2% for the year ended December 31, 2007 compared to 49.8% for the year ended December 31, 2006.  Gross margins in 2007 were impacted by (i) the one-time charge against revenue of $3.0 million, with no corresponding reduction in cost of products sold, for actual and estimated potential returns of Contour Threads brand product relating to a marketing incentive program offered to customers in support of the Quill SRS product launch and the concurrent discontinuation of the Contour Threads brand marketing and training support for certain indications of use; (ii) the overall product sales mix reflecting certain lower margin product lines; and (iii) certain non-recurring costs related to the closure and consolidation of our Syracuse manufacturing facility.

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Cost of products sold increased by $63.9 million to $69.5 million for the year ended December 31, 2006 compared to $5.7 million for the year ended December 31, 2005, primarily due to the completion of the acquisition of AMI in March, 2006.

We expect that cost of products sold will continue to be significant, and that gross margins may improve during 2008, primarily as a result of improved sales mix, including potential increases in sales of selected product lines that provide higher relative contribution margins, the impact of anticipated higher levels of product sales on the absorption of fixed overhead costs, and the reduction in fixed overhead and labour costs relative to certain product sales in the second half of 2008 due to the anticipated completion of the consolidation of our Syracuse, NY operations.

Research and development

Our research and development expense is comprised of costs incurred in performing research and development activities, including salaries and benefits, clinical trial and related clinical manufacturing costs, contract research costs, patent procurement costs, materials and supplies, and operating and occupancy costs. Our research and development activities occur in two main areas:

(i) Discovery and preclinical research - Our discovery and preclinical research efforts are divided into several distinct areas of activity, including screening and preclinical evaluation of pharmaceuticals and various biomaterials and drug delivery technologies, evaluation of mechanism of action of pharmaceuticals, mechanical engineering and pursuing patent protection for our discoveries.

(ii) Clinical research and development - Clinical research and development refers to internal and external activities associated with clinical studies of product candidates in humans, and advancing clinical product candidates towards a goal of obtaining regulatory approval to manufacture and market these product candidates in various geographies.

Research and development expenses, organized by significant project, for the periods indicated were as follows:

(in thousands of U.S.$)	Years ended December 31,

	2007	2006	2005

Discovery and pre-clinical research	$35,496	$28,235	$22,879
Ongoing clinical programs:
Vascular Wrap Paclitaxel-Eluting Mesh	11,743	9,399	3,567
Anti-infective Central Venous Catheter	6,971	7,379	2,314
	54,210	45,013	28,760
Other expenses	280	456	2,572
Stock-based compensation	1,664	2,340	2,740
Less: Depreciation, amortization and inter-
company charges allocated to projects above	(2,191)	(1,997)	(1,501)
Total research and development	53,963	45,812	32,571
Less: Research and development relating to
discontinued operations	-	(419)	(583)
Total research and development relating to
continuing operations	$53,963	$45,393	$31,988

Research and development project expenses include all direct costs, as well as certain indirect expenses based on time allocated by certain research, clinical and administrative staff to each project.

Research and development expenditures increased by $8.6 million to $54.0 million for the year ended December 31, 2007 as compared to $45.4 million for 2006.  The increase was due to a $3.1 million increase in clinical trial activity mainly associated with our Vascular Wrap and BioSeal programs, the addition of discovery and pre-clinical research personnel, an initial payment of $0.8 million for a new early-stage research collaboration, a one-time payment of $0.9 million to terminate a development agreement, and the incurrence of research and development expenses of our Medical Products segment for a full twelve month period in 2007.

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The increase of $13.4 million in research and development expenditures to $45.4 million for the year ended December 31, 2006 compared to $32.0 million for the year ended December 31, 2005 was primarily due to increases in clinical development expenditures related to the Vascular Wrap and 5-FU-eluting CVC programs, which required an increase of $4.3 million in third party clinical research and $0.6 million in travel costs.  In addition, in support of the increase in our clinical activity, we increased the size of our clinical and regulatory department in Virginia during 2006, which added $4.0 million in 2006 costs as compared to 2005.  Also contributing to the increase in research and development expenditures in 2006 as compared to 2005 was the addition of discovery and pre-clinical research personnel in Vancouver and the $3.9 million impact of our Medical Products segment acquired March 23, 2006, which includes expenditures related to work on projects to apply our coating and regulatory development know-how to certain of the acquired medical device product lines.

We expect our research and development expenditures to remain at approximately the same level in 2008 as compared to 2007, with continued spending expected on various human clinical trials and regulatory submissions related to our Vascular Wrap, 5-FU CVC and BioSeal programs, as well as on several preclinical research and development programs, pilot scale manufacturing initiatives and research collaborations.

Selling, general and administrative expenses

Our selling, general and administrative expenses are comprised of direct selling and marketing costs related to the sale of our various medical products, including salaries, benefits and sales commissions, and our various management and administrative support functions, including salaries, commissions, benefits and other operating and occupancy costs.

Selling, general and administrative expenditures for the year ended December 31, 2007 increased by $20.4 million to $99.3 million compared to $78.9 million in the year ended December 31, 2006. The higher expenditures were primarily due to the fact that 2007 results included a full year of Medical Products selling, marketing, general and administrative costs, as compared to only approximately nine months in 2006.  Also contributing to the increase were additional salaries, benefits, recruiting, and travel costs relating to additions to our direct sales and marketing support personnel in the United States and the European Union, and $3.2 million for severance charges related to the announced plan to close and consolidate our Syracuse, NY manufacturing facility.  Partially offsetting the increase was a $5.5 million reduction in legal litigation expense, due primarily to reaching a favourable agreement with Conor and its parent company Johnson & Johnson to settle all outstanding patent litigation with respect to Conor’s CoStar® paclitaxel-eluting stent.

Total selling, general and administrative expenditures for the year ended December 31, 2006 increased by $41.1 million to $78.9 million compared to $37.8 million in the year ended December 31, 2005. The higher expenditures were primarily due to the incurrence of Medical Products-related expenditures of $38.5 million, most of which was acquired when we purchased our Medical Products segment on March 23, 2006, which included $21.8 million for direct sales and marketing personnel and activities, $7.7 million for personnel costs associated with corporate and support functions, and $8.9 million for other operating and occupancy costs.  Also contributing to the increase was $1.9 million for restructuring charges.

In 2008, we expect that selling, general and administrative expenses will be higher as compared to 2007, primarily due to the impact of incurring a full year of expenses relating to our expanded sales and marketing personnel and activities.  This will be partially offset by a reduction in general and administrative expenses, reflecting broad spending reduction initiatives as well as certain cost reductions related to reorganization activities.  Expenditures could fluctuate depending on product sales levels, launch of new products and growth of new product sales, and as a result of litigation or other legal expenses that may be incurred to support and defend our intellectual property portfolio or other aspects of our business.

Depreciation and amortization

Depreciation and amortization expense was $33.4 million for the year ended December 31, 2007, compared to $36.0 million for the year ended December 31, 2006, and is comprised of amortization of licensed technologies and identifiable intangible assets purchased through business combinations of $29.9 million and $32.7 million, respectively, and depreciation of property, plant and equipment of $3.5 million and $3.3 million, respectively.   The decrease in amortization expense in 2007 is primarily due to a one-time expense of $2.9 million in 2006 for accelerated amortization of the intangible assets related to the monetization of the profit-sharing royalty stream from Orthovita, Inc.

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Depreciation and amortization expense was $36.0 million for the year ended December 31, 2006, compared to $9.5 million for the year ended December 31, 2005. The increase of $26.5 million was primarily due to amortization related to the identifiable intangible assets acquired from AMI and Quill, but also included $2.9 million of accelerated amortization of the intangible assets related to the monetization of the profit-sharing royalty stream from Orthovita, Inc. in December 2006.  Depreciation and amortization expense for the year ended December 31, 2006 was comprised of amortization of licensed technologies and identifiable intangible assets purchased through business combinations of $32.7 million, and depreciation of property, plant and equipment of $3.3 million.

We expect depreciation and amortization expense to remain consistent in 2008 compared to 2007.

In-process research and development (“IPR&D”)

We record IPR&D expense relating to acquired or in-licensed technologies that are at an early stage of development and have no alternative future use.  For the year ended December 31, 2007, we recorded IPR&D expense of $8.1 million, of which $7.0 million relates to the extension of our collaboration with CombinatoRx and $1.0 million relates to a collaboration agreement with Rex Medical Inc.  For the year ended December 31, 2006, we recorded IPR&D expense of $1.0 million as a result of license milestone payments made to Poly-Med, Inc. in accordance with a license agreement.  For the year ended December 31, 2005, we recorded IPR&D expense relating to transactions with CombinatoRx and Afmedica of $30.6 million and $23.4 million, respectively.  We also recorded IPR&D of $1.0 million for a license payment made to Poly-Med as a milestone was met.

We may incur further IPR&D expenditures in future periods in the event we in-license or acquire additional early stage technologies.

Other Income (Expense)

(in thousands of U.S.$)	Years ended December 31,
	2007	2006	2005
Foreign exchange (loss) gain	$(341)	$515	$1,092
Investment and other income	10,393	6,235	10,006
Interest expense on long term-debt	(51,748)	(35,502)	-
Write-down of deferred financing costs	-	(9,297)	-
Write-down of investment	-	-	(5,967)
Net loss on redemption of available-for-sale securities	(8,157)	-	-
	$(49,853)	$(38,049)	$5,131

Net foreign exchange gains and losses were primarily the result of changes in the relationship of the U.S. to Canadian dollar and other foreign currency exchange rates when translating our foreign currency denominated cash, cash equivalents and short-term investments to U.S. dollars for reporting purposes at period end.  We continue to hold Canadian dollars and other foreign currency denominated cash, cash equivalents and short-term investments to meet our anticipated operating and capital expenditure needs in future periods in jurisdictions outside of the U.S.  We do not use derivatives to hedge against exposures to foreign currency arising from our balance sheet financial instruments and therefore are exposed to future fluctuations in the U.S. dollar to Canadian dollar and other foreign currency exchange rates.

Investment and other income for the year ended December 31, 2007 increased by $4.2 million when compared to 2006, primarily due to a gain in the first quarter of 2007 of $7.5 million realized on the recovery of investments owned by Cohesion Technologies, Inc. which we acquired in 2003, offset partially by a reduction in investment income due to a lower cash balance available to invest because of the use of cash resources for the acquisitions of AMI and Quill and the write-off of certain capitalized tax assets totalling $1.9 million related to the AMI acquisition.

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Investment and other income for the year ended December 31, 2006 decreased 3.8 million when compared to 2005 primarily due to a lower cash balance available to invest due to the use of cash resources for the acquisitions of AMI and Quill.

During the year ended December 31, 2007, we incurred interest expense of $51.7 million on our outstanding long-term debt obligations, as compared to $35.5 million for 2006.  The increase is primarily because our debt obligations that were issued in connection with our acquisition of AMI on March 23, 2006 were not outstanding for the full twelve month comparative period of 2006.  Also contributing to the increase, the interest rate on our senior floating rate notes issued in December 2006 is higher than the rate on the credit facility that they replaced.  Interest expense for 2007 also includes $2.2 million for amortization of deferred financing costs.

During the year ended December 31, 2006, we incurred interest expense of $35.5 million on our outstanding long-term debt obligations.  Since incurring the senior secured term loan in March 2006, interest rates ranged between 6.3% and 8.8% and the interest rate on the senior subordinated notes has remained fixed at 7.75%.  The senior secured term loan was extinguished in December 2006 and replaced with senior floating rate notes.  Interest expense in 2006 also includes $2.0 million for amortization of deferred financing costs.

During the year ended December 31, 2006, we recognized a writedown of $9.3 million of deferred financing costs related to the extinguishment of the senior secured term loan.

During the year ended December 31, 2005, we recorded a $6.0 million write-down of our investment in CABG Medical Inc., as the decline in fair value of the investment was determined to be other-than-temporary.

The net loss on redemption of available-for-sale securities for the year ended December 31, 2007 of $8.2 million is comprised of a loss of $9.6 million realized on the sale of our common stock holdings in Orthovita, Inc., partially offset by a gain of $1.4 million realized on the sale of our common stock holdings in NuVasive, Inc.

Income Tax

Income tax recovery for the year ended December 31, 2007 was $14.5 million compared to income tax expense of $2.1 million for the year ended December 31, 2006 and income tax expense of $28.1 million for the year ended December 31, 2005.  The income tax recovery in 2007 is primarily due to a net loss from operations, amortization of identifiable intangible assets, tax deductions relating to international financing structures, and provincial income tax credits.  The income tax recovery also includes a current charge of $1.0 million related to an accrual under FIN 48.

The effective tax rate for the year ended December 31, 2007, was 23.7% compared to an effective tax rate of 32.7% for 2006, excluding accruals under FIN 48 and an accrual for income taxes payable relating to a retroactive change in Quebec tax legislation introduced in June 2006.

The effective tax rate for the current period is lower than the statutory Canadian tax rate of 34.1% and is primarily due to tax deductions related to international financing structures and provincial income tax credits, and the net effect of lower tax rates on earnings in foreign jurisdictions.

For the year ended December 31, 2007, income tax recovery of $14.5 million consisted of a current and deferred income tax recovery of $4.1 million on a net loss from Canadian operations and a current and deferred income tax recovery of $10.4 million on net losses from U.S. and foreign operations.

Discontinued Operations

In September 2006, we determined that certain operations relating to our Medical Products segment (acquired through the AMI acquisition) were not aligned with our current business strategy and we began actively looking to dispose of these subsidiaries. These operations were categorized as discontinued and include the following subsidiaries: American Medical Instruments, Inc. located in Dartmouth, Massachusetts; Point Technologies, Inc. located in Boulder, Colorado; and its subsidiary Point Technologies S.A. located in Costa Rica.  The assets and liabilities of these operations have been shown separately on the consolidated balance sheets as current assets and current liabilities from discontinued operations and the net losses for these operations have been shown separately on the consolidated statements of operations.

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We reviewed the carrying value of the discontinued operations at the end of 2006 and the end of the first and second quarters of 2007.  We recorded an impairment charge of $7.7 million at December 31, 2006 and a further impairment charge of $8.9 million at March 31, 2007.  The impairment charges were determined based on our best estimate of net proceeds on ultimate disposition and were allocated proportionately to the long-term assets from discontinued operations.

On July 31, 2007, we completed the sale of 100% of the issued and outstanding shares of Point Technologies, Inc. and its subsidiary Point Technologies S.A. for proceeds of $2.6 million.  On August 30, 2007, we sold all of the assets and liabilities of American Medical Instruments, Inc. for proceeds of $2.2 million.

In 2005, we completed the sale of our Dutch subsidiary, MCTec Holding BV and its operating subsidiary, MCTec BV and decided to close down the offices of our subsidiary, NeuColl, Inc. and terminate its distribution agreements.  Accordingly, the net losses for these operations have been shown separately on the consolidated statements of operations.  For the year ended December 31, 2006, we incurred additional operating expenses relating to the closure of NeuColl for which we recorded a net loss from discontinued operations of $1.0 million.

The operating results of discontinued operations are summarized as follows:

The operating results of discontinued operations are summarized as follows:
(in thousands of U.S.$)	Years ended December 31,
	2007	2006	2005
Revenue	$7,580	$10,092	$5,275
Operating loss	(632)	(4,045)	(1,646)
Other income and expense	(1,991)	4	(1,399)
Impairment charge	(8,879)	(7,700)	(9,122)
Loss before income taxes	(11,502)	(11,741)	(12,167)
Income tax recovery	(1,609)	(4,033)	(2,576)
Net loss from discontinued operations	$(9,893)	$(7,708)	$(9,591)

Summary of Quarterly Results

The following tables present our unaudited consolidated quarterly results of operations for each of our last eight quarters.  This data has been derived from our unaudited quarterly consolidated financial statements, which were prepared on the same basis as the annual audited consolidated financial statements.

The quarterly results include the results of our Medical Products segment since the date of its acquisition on March 23, 2006 and Quill since the date of its acquisition on June 26, 2006.

	Quarter ended

(in thousands of U.S.$, except per share data)	December 31, 2007	September 30, 2007	June 30, 2007	March 31, 2007

Royalty and license revenue	$27,423	$26,674	$29,932	$33,472
Product sales	43,935	41,352	42,420	42,486
Total revenues	71,358	68,026	72,352	75,958
Operating (loss) income	(6,034)	(5,907)	(11,150)	2,352
Net (loss) income from continuing operations	(23,498)	(10,832)	(15,045)	(6,672)
Net (loss) income	(26,444)	(11,988)	(15,215)	(12,293)

Basic (loss) income per share:
Continuing operations	$(0.28)	$(0.13)	$(0.18)	$(0.08)
Discontinued operations	(0.03)	(0.01)	-	(0.07)
Total	$(0.31)	$(0.14)	$(0.18)	$(0.15)

Diluted (loss) income per share:
Continuing operations	$(0.28)	$(0.13)	$(0.18)	$(0.08)
Discontinued operations	(0.03)	(0.01)	-	(0.07)
Total	$(0.31)	$(0.14)	$(0.18)	$(0.15)

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	Quarter ended
(in thousands of U.S.$, except per share data)	December 31,	September 30,	June 30,	March 31,
	2006 (restated)	2006	2006 (restated)	2006 (restated)

Royalty and license revenue	$48,527	$43,762	$43,053	$41,143
Product sales	44,726	42,509	50,553	802
Total revenues	93,253	86,271	93,606	41,945
Operating income (loss)	13,082	16,478	17,423	11,181
Net income (loss) from continuing operations	(3,860)	7,404	5,363	9,116
Net income (loss)	(10,303)	6,926	5,020	9,071

Basic income (loss) per share:
Continuing operations	$(0.05)	$0.09	$0.06	$0.11
Discontinued operations	(0.08)	(0.01)	-	-
Total	$(0.13)	$0.08	$0.06	$0.11
Diluted income (loss) per share:
Continuing operations	$(0.05)	$0.09	$0.06	$0.11
Discontinued operations	(0.08)	(0.01)	-	-
Total	$(0.13)	$0.08	$0.06	$0.11

The primary factors and trends that have caused variations in our quarterly results are as follows:

Fourth Quarter Summary

We recorded a net loss from continuing operations of $23.5 million for the fourth quarter of 2007 compared to a net loss from continuing operations of $10.8 million for the immediately preceding quarter.  The change from the prior quarter was primarily related to slightly higher royalty revenue, mainly reflecting the impact of the launch of paclitaxel-eluting coronary stent systems by BSC in the Japanese market, and higher product sales in our Medical Products segment, offset by an increase in sales and marketing costs and an increased tax valuation allowance.

(i)   AMI acquisition – The last three quarters of 2006 and all of 2007 have included the results of our Medical Products segment, mainly AMI from the date of acquisition, March 23, 2006.  The AMI acquisition has significantly impacted our quarterly results.  The most substantial factors resulting from the AMI acquisition impacting our quarterly financial statements are the following:

	Quarter ended
	Dec 31,	Sept 30,	June 30,	Mar 31,	Dec 31,	Sept 30,	June 30,
(in millions of U.S.$)	2007	2007	2007	2007	2006	2006	2006

Additional product sales revenue
from AMI operations	$42.7	$40.8	$41.6	$41.4	$43.6	$41.6	$49.2
Interest expense on long-term debt	$12.8	$13.3	$12.9	$12.8	$11.9	$11.3	$12.3
Amortization expense related to intangible
assets acquired in AMI acquisition	$7.5	$7.2	$7.5	$7.2	$6.4	$6.7	$7.3

(ii) Royalty Revenue from BSC – We receive royalty revenue from BSC based on BSC’s net sales of paclitaxel-eluting stent systems throughout the world. Our royalty revenues were approximately $40.0 to $50.0 million per quarter from the third quarter of 2004, when we received our first substantial royalty payment, to the fourth quarter of 2006.  In the third quarter of 2005, royalty revenue from BSC began to decrease due to a two percentage point reduction in our top royalty rate earned on certain sales by BSC, from 11% to 9%, as a result of BSC achieving certain cumulative revenue thresholds in 2005, and a reduced amount of paclitaxel-eluting stent sales by BSC as compared to prior quarters.  From the third quarter of 2006, sales of paclitaxel-eluting stents by BSC in the U.S., where the average royalty rate is generally higher than in Europe and other countries, have continued to decrease.  In the fourth quarter of 2007, royalty revenue from BSC was $25.4 million, reflecting a 2% increase in paclitaxel-eluting stent sales by BSC from the third quarter of 2007 as the impact of the launch into the Japanese market offset some of the erosion in U.S. and European sales.

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(iii) IPR&D expense – The amount of IPR&D expense recorded in each quarter depends on the timing of acquisitions and transactions with research and development collaborators.  As these expenses are often significant when compared to other operating expenditures, the results in any quarter could be materially affected by the timing of such expenses.

In the fourth quarter of 2007, we recorded $0.1 million of IPR&D expense.  In the second quarter of 2007, we recorded $8.0 million of IPR&D expense, of which $7.0 million relates to the extension of our collaboration with CombinatoRx, and $1.0 million relates to our in-licensing of a development stage product from Rex Medical LP.  In the first quarter of 2006, we recorded $1.0 million IPR&D expense relating to our license agreement with Poly-Med, Inc.

(iv) Income tax expense – Significant estimates are required in determining our provision for income taxes.  Our effective tax rate may change from quarter to quarter based on the mix of income among different foreign jurisdictions in which we operate, changes in tax laws in these jurisdictions, and changes in the amount of valuation allowance recorded.

(v) Other factors – Our results may also be affected by fluctuations in research and development expenses and in selling, general and administrative expenses from quarter to quarter due to our continued expansion of our research and development programs, including fluctuations in expenses related to the conduct of human clinical trials for certain of our product candidates, increases in sales and marketing efforts in our focus markets, increases in legal efforts required to support our intellectual property portfolio and increases in the number of employees required to support our growing operations.

Liquidity and Capital Resources

On March 23, 2006, concurrent with our acquisition of AMI, we completed an offering of $250.0 million in aggregate principal amount of 7.75% senior subordinated notes due in 2014 in a private placement transaction, and entered into a $425.0 million senior secured credit facility consisting of a $350.0 million senior term loan facility maturing in 2013 and a $75.0 million senior secured revolving credit facility maturing in 2011.  None of the $75.0 million revolving credit facility was drawn.  The net proceeds from the sale of the $250.0 million 7.75% senior subordinated notes due 2014 and the $350.0 million term loan, as well as cash on hand, were used to finance the AMI acquisition.  In December 2006, we repaid the term loan with the proceeds from the issuance of senior floating rate notes in the aggregate principal amount of $325.0 million, due 2013 and cash on hand.  We also terminated the revolving credit facility.

The significant terms relating to our senior subordinated notes and senior floating rate notes are described below (see Senior Floating Rate Notes and Senior Subordinated Notes).

At December 31, 2007, we had working capital of $97.7 million and cash resources of $91.3 million, consisting of cash and cash equivalents. In aggregate, our working capital decreased by $18.1 million from December 31, 2006.  These cash resources, in addition to cash generated from operations, are used to support our continuing clinical studies, research and development initiatives, working capital requirements, debt servicing requirements and for general corporate purposes.  We may also use our cash resources to fund acquisitions of, or investments in, businesses, products or technologies that expand, complement or are otherwise related to our business.

We currently believe that our existing principal sources of liquidity, working capital and existing balances of cash and cash equivalents will be sufficient to satisfy the funding of current research and product development programs, contractual obligations, and other operating and capital requirements, including debt servicing requirements and other potential acquisitions and in-licensing of technologies for the year ending December 31, 2008.

Our cash inflows and the amounts of expenditures that will be necessary to execute our business plan are subject to numerous uncertainties, including but not limited to, the timing and success of product sales and marketing initiatives and new product launches, the timing and success of our research, product development and clinical trial activities, changes in coronary drug-eluting stent markets and changes in interest rates. These and other uncertainties may adversely affect our liquidity and capital resources to a significant extent, and may require us to raise additional funds through debt or equity offerings, or to pursue certain reorganization or restructuring activities. We may also from time to time consider certain financing alternatives that differ from or replace certain aspects of our current capital structure, including alternatives to our current senior floating rate notes and senior subordinated notes or additions to our current debt or equity securities.

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Cash Flow Highlights

(in thousands of U.S.$)	Years ended December 31,
	2007	2006 (restated)	2005
Cash and cash equivalents, beginning of year	$99,332	$62,163	$118,244

Net (loss) income excluding non-cash items	(14,697)	58,662	90,394
Working capital requirements	9,135	(2,791)	(1,515)
Cash (used in) provided by operating activities	(5,562)	55,871	88,879
Cash provided by (used in) investing activities	259	(575,208)	(148,274)
Cash (used in) provided by financing activities	(1,637)	556,926	3,314
Effect of exchange rate changes on cash	(1,066)	(420)	-
Net (decrease) increase in cash and cash equivalents	(8,006)	37,169	(56,081)

Cash and cash equivalents, end of year	$91,326	$99,332	$62,163

Cash Flows from Operating Activities

Cash used in operating activities for the year ended December 31, 2007 was $5.6 million compared to cash provided of $55.9 million for 2006. Net loss for the current year, excluding non-cash items, resulted in cash outflows of $14.7 million compared to cash inflows of $58.7 million for 2006. The decrease in cash provided by operating activities was due to factors consistent with those that impacted net loss, as described above under “Results of Operations – Overview”.  Working capital requirements resulted in cash inflows of $9.1 million during 2007 compared to cash outflows of $2.8 million for 2006. Cash inflows related to working capital for 2007 primarily resulted from a $10.6 million decrease in trade accounts receivable due to focused collection efforts and slightly higher trade and tax payables balances.  Partially offsetting these net inflows was a decrease in other accounts payable as a $5.0 million milestone payable accrued at December 31, 2006 was paid during 2007.

Cash provided by operating activities for the year ended December 31, 2006 was $55.9 million compared to $88.9 million for the year ended December 31, 2005.  Net income for the year ended December 31, 2006, excluding non-cash items, resulted in cash inflows of $58.7 million compared to $90.4 million in 2005.  The decrease in cash provided by operating activities was due to factors consistent with those that impacted net income, as described above under “Results of Operations – Overview”.  Working capital requirements resulted in cash outflows of $2.8 million during the year ended December 31, 2006 compared to cash outflows of $1.5 million for 2005. The decrease in cash inflows related to working capital for the year ended December 31, 2006 was primarily driven by an increase inventory held and prepaid balances, partially offset by an increase in income taxes and interest payable.

Cash Flows from Investing Activities

Net cash provided by investing activities for the year ended December 31, 2007 was $0.3 million compared to net cash used of $575.2 million for 2006.  For 2007, cash provided by investing activities was primarily from the proceeds on the sale of long term assets, and the funds were used for the acquisition of R&D assets including intangible assets, IPR&D and equipment.  For 2006, cash used in investing activities was primarily related to cash used to fund the acquisitions of AMI and Quill, partly offset by net redemptions of short-term investments.

Net cash used in investing activities for the year ended December 31, 2006 was $575.2 million compared to net cash used in investing activities of $148.3 million in 2005.  For the year ended December 31, 2006, net cash used was primarily for the AMI and Quill acquisitions, net of redemptions on short-term and long-term investments.  Net cash used in investing activities for the year ended December 31, 2005 was primarily due to purchases of short-term and long-term investments.

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We invest our excess cash balances in short-term marketable securities, principally investment grade commercial debt and government agency notes. The primary objectives of our marketable securities portfolio are liquidity and safety of principal.  Investments are made with the objective of achieving the highest rate of return while meeting our two primary objectives. Our investment policy limits investments to certain types of instruments issued by institutions with investment grade credit ratings and places restrictions on maturities and concentration by type and issuer.  Cash equivalents have maturity dates to February 15, 2008.  At December 31, 2007, we retained $15.2 million (CDN $15.4 million) denominated in Canadian dollars in order to meet our anticipated Canadian operating and capital expenditures in future periods.

Cash Flows from Financing Activities

Net cash used in financing activities for the year ended December 31, 2007 of $1.6 million is related to long-term debt financing costs of $1.9 million, partially offset by proceeds from exercise of stock options of $0.2 million.  Net cash provided by financing activities for 2006 of $556.9 million was mainly due to the proceeds received from the senior secured credit facility and senior subordinated notes used to fund the AMI acquisition.

Cash inflows of $3.3 million from financing activities for the year ended December 31, 2005 are primarily from proceeds from the exercise of stock options.

Senior Floating Rate Notes

On December 11, 2006, we issued senior floating rate notes due 2013 in the aggregate principal amount of $325 million.  The senior floating rate notes bear interest at an annual rate of LIBOR (London Interbank Offered Rate) plus 3.75%, which is reset quarterly.  Interest is payable quarterly in arrears on March 1, June 1, September 1, and December 1 of each year through to maturity.  The senior floating rate notes are unsecured senior obligations, are guaranteed by certain of our subsidiaries and rank equally in right of payment to all of our existing and future senior indebtedness.

Prior to June 1, 2008, we may redeem at a specified redemption price up to 35% of the aggregate principal amount of the notes using net cash proceeds of one or more public equity offerings or we may redeem all, or a portion, of the aggregate principal amount of the notes at any time by paying a make-whole redemption price. On or after June 1, 2008, we may redeem all or a part of the notes at specified redemption prices.

Senior Subordinated Notes

On March 23, 2006, we issued $250.0 million aggregate principal amount of 7.75% senior subordinated notes due 2014. Interest is payable semi-annually in arrears on April 1 and October 1 of each year through to maturity beginning October 1, 2006. The senior subordinated notes and related note guarantees provided by us and certain of our subsidiaries are subordinated to our senior floating rate notes described above.

Prior to April 1, 2009, we may redeem at a specified redemption price up to 35% of the aggregate principal amount of the notes using net proceeds from certain equity and convertible debt offerings or we may redeem all, or a portion, of the aggregate principal amount of the notes at any time by paying a make-whole redemption price. On or after April 1, 2009, we may redeem all or a part of the notes at specified redemption prices.

Debt Covenants

The terms of the indentures governing our senior floating rate notes and our senior subordinated notes include various covenants that impose restrictions on the operation of our business and the business of our subsidiaries, including the incurrence of certain liens and other indebtedness.  As of January 31, 2008, we are in material compliance with all covenants and are not in breach of any provision of the indentures governing the senior subordinated notes and senior floating rate notes that would cause an event of default to occur.

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Contractual Obligations

Our significant contractual obligations for the next five years and thereafter include:

(in thousands of U.S.$)	Payments due by period
	Total	Less than 1 year	2 to 3 years	4 to 5 years	After 5 years

Long-term debt repayments	575,000	-	-	-	575,000
Long-term debt interest
obligations	293,548	47,649	94,454	94,530	56,915
Operating leases	23,720	2,827	4,205	3,754	12,934
License, research and technology
development agreements	15,955	10,155	5,800	-	-
Total obligations	908,223	60,631	104,459	98,284	644,849

Long-term debt includes $325.0 million of senior floating rate notes and $250.0 million of senior subordinated notes. Repayments are based on contractual commitments as defined in the indentures governing the notes. Long-term debt interest obligations on variable (floating) rate debt are estimated using the current interest rates in effect at December 31, 2007. Long-term debt repayments and interest obligations assume no early repayment of principal.

We have entered into operating leases in the ordinary course of business for office and laboratory space with various expiries through July 2019.

Included in the above schedule are our commitments to make research and development funding payments of $1.5 million relating to an agreement with Poly-Med, Inc.  We have obligations, included in the above schedule, arising from our acquisition of Quill, to spend a further $12.4 million over the period of January 1, 2008 to June 30, 2009 in relation to the technology, including sales and marketing, research and development, and corporate support.

The table above does not include any cost sharing or milestone payments in connection with research and development collaborations with third parties as these payments are contingent on the achievement of specific developmental, regulatory or commercial activities and milestones.  In addition, we may have to make royalty payments based on a percentage of future sales of certain products in the event regulatory approval for marketing is obtained.  We have a contingent obligation of $10.0 million to former Afmedica equity holders should we reach certain development and regulatory milestones with respect to any Afmedica product.  In addition, we may be required to make additional contingent payments of up to $150.0 million to the former shareholders of Quill should we achieve certain revenue and development milestones. These payments to the former Quill shareholders are primarily contingent upon the achievement of significant incremental revenue growth over a five year period from the close of the acquisition, subject to certain conditions. We may also have to make royalty payments based on a percentage of future sales of certain products associated with certain collaborators and licensors in the event regulatory approval for marketing is obtained.  As discussed elsewhere in this MD&A, we paid $7.0 million to CombinatoRx on October 2, 2007 because we exercised our option to extend our research collaboration with CombinatoRx from 30 months to 60 months.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements, as defined by applicable securities regulators in Canada and the U.S. at March 10, 2008 that have, or are reasonably likely to have, a current or future material effect on our results of operations or financial condition.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157 Fair Value Measurements or SFAS 157. SFAS 157 provides guidance for, among other things, the definition of fair value and the methods used to measure fair value. The provisions of SFAS 157 are effective for fiscal years beginning after November 15, 2007. The Company is assessing the potential impact that the adoption of SFAS 157 will have on its financial statements.

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In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, or SFAS No. 159. The fair value option established by SFAS No. 159 permits, but does not require, all entities to choose to measure eligible items at fair value at specified election dates. An entity would report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS No. 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. We are currently assessing what the impact of the adoption of SFAS No. 159 will be on our financial position and results of operations.

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), Business Combinations, or SFAS No. 141R. SFAS No. 141R will change the accounting for business combinations. Under SFAS No. 141R, an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. SFAS No. 141R will change the accounting treatment and disclosure for certain specific items in a business combination. SFAS No. 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Accordingly, any business combinations we engage in will be recorded and disclosed following existing GAAP until January 1, 2009. We expect SFAS No. 141R will have an impact on accounting for business combinations once adopted but the effect is dependent upon acquisitions at that time. We are still assessing the impact of this pronouncement.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements—An Amendment of ARB No. 51, or SFAS No. 160. SFAS No. 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008. We have not completed our evaluation of the potential impact, if any, of the adoption of SFAS No. 160 on our consolidated financial position, results of operations and cash flows.

In June 2007, the Emerging Issues Task Force issued EITF Issue 07-03, Accounting for Advance Payments for Goods or Services to Be Used in Future Research and Development or EITF No. 07-03. EITF No. 07-03 addresses the diversity which exists with respect to the accounting for the non-refundable portion of a payment made by a research and development entity for future research and development activities. Under EITF No. 07-03, an entity would defer and capitalize non-refundable advance payments made for research and development activities until the related goods are delivered or the related services are performed. EITF No. 07-03 is effective for fiscal years beginning after December 15, 2007 and interim periods within those years. The Company does not expect the adoption of EITF No. 07-03 to have a material impact on its financial position or results of operations.

In November 2007, the Emerging Issues Task Force issued EITF Issue 07-01, Accounting for Collaborative Arrangements or EITF No. 07-01. EITF No. 07-01 requires collaborators to present the results of activities for which they act as the principal on a gross basis and report any payments received from (made to) other collaborators based on other applicable GAAP or, in the absence of other applicable GAAP, based on analogy to authoritative accounting literature or a reasonable, rational, and consistently applied accounting policy election. Further, EITF No. 07-01 clarified that the determination of whether transactions within a collaborative arrangement are part of a vendor-customer (or analogous) relationship subject to Issue 01-9, Accounting for Consideration Given by a Vendor to a Customer EITF No. 07-01 is effective for fiscal years beginning December 15, 2008. The Company has not yet completed its evaluation of EITF 07-01, but does not currently believe that it will have a material impact on the results of operations, financial position or cash flows.

Effective January 1, 2007, we adopted Financial FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109 or FIN 48.  FIN 48 is designed to reduce diversity and provide consistent accounting practices and criteria for how companies should recognize, measure, present, and disclose in their financial statements all significant uncertain tax positions.

As a result of the adoption of FIN 48, in the first quarter of 2007 we increased our existing reserves for uncertain tax positions by $2.9 million.  Approximately $1.7 million of this increase was recorded as a cumulative effect adjustment to our opening deficit and $1.2 million was recorded as goodwill.  If recognized in future periods, the unrecognized tax benefits will have a favourable effect on the effective income tax rate in those periods.  The increase for uncertain tax positions includes accrued interest expense of $0.7 million.  In accordance with our accounting policies, accrued interest and penalties, if incurred, relating to unrecognized tax benefits are recognized as a component of income tax expense.

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The taxation years 2002 to 2006 remain open to examination by the Canada Revenue Agency and taxation years 2003 to 2006 remain open to examination by the Internal Revenue Service.  We file income tax returns in Canada, the U.S. and various foreign jurisdictions.

Disclosure Controls and Procedures

Management, including our Chief Executive Officer and our Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as at December 31, 2007.  Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that, except for the control weakness described below, the design and operation of these disclosure controls and procedures were effective as at December 31, 2007.  Management identified a material weakness in its internal control over financial reporting as at December 31, 2007 because it did not maintain effective controls over the accounting for income taxes, including the determination and reporting of current income taxes payable, deferred tax assets and related income tax provisions.  Specifically, we did not have sufficient personnel to enable us to properly consider and apply generally accepted accounting principles for income tax purposes, review and monitor the accuracy and completeness of certain components of the income tax provision calculations and the related deferred taxes and current income taxes payable and ensure that the rationale for certain tax positions was appropriate.  In addition, until remediated, this material weakness could result in a misstatement in the tax-related accounts described above resulting in a material misstatement to the Company’s annual consolidated financial statements that would not be prevented or detected.

We will plan to remediate this material weakness in internal control to provide reasonable assurance that errors and control deficiencies of this type will not recur.  Specifically, we plan to outsource the tax provision function to a large accounting firm commencing with the first quarter of 2008 and will review and redesign tax accounting processes and controls, including increasing the level of review and discussion of significant tax issues and improving the level of supporting documentation concerning such issues.  We will continue to monitor the effectiveness of these procedures and will make any changes that we deem appropriate.

In our annual report on the effectiveness of our internal control over financial reporting that was originally included on page 41 of Exhibit 2 to the our Annual Report on Form 40-F for fiscal year ended December 31, 2006, we - consistent with guidance published by the Staff of the U.S. Securities and Exchange Commission - excluded American Medical Instruments Holdings, Inc. ("AMI"), which we acquired on March 23, 2006, from our assessment of the effectiveness of our internal control over financial reporting.  During the fiscal year ended December 31, 2007, we completed the process of including AMI in our assessment of our internal control over financial reporting for the fiscal year ended December 31, 2007.

Internal Control over Financial Reporting

Except as disclosed above, there have not been any changes to our internal control over financial reporting or any other factors during the quarter ended December 31, 2007, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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Risk Factors

You should consider carefully the following information about these risks, together with all of the other information contained within this document. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may impair our business operations. If any of the following risks actually occur, our business, results of operations and financial condition could be harmed.

Risks Related to Our Business

We are not profitable this quarter and for the year ended December 31, 2007 and may not be able to regain and maintain profitability.

We began operations in 1992 and have incurred a loss from operations in each of the years of our existence except for fiscal 2004 and 2006.  As of December 31, 2007, our accumulated deficit was $102.5 million.  Our ability to become profitable again will depend on, among other things, the successful commercialization of new technologies, and the successful expansion of our direct sales force, particularly in Europe, while maintaining good relationships with our distributors.

While we believe that our available cash and cash equivalents, working capital and cash generated from operations should be sufficient to meet our operating and capital needs for the year ending December 31, 2008, our funding needs may vary depending upon a number of factors including: progress of our research and development programs; costs associated with completing clinical studies and the regulatory process; collaborative and license arrangements with third parties; opportunities to in-license complementary technologies; cost of filing, prosecuting and enforcing our patent claims and other intellectual property rights; expenses associated with litigation; and potential acquisitions and technological and market developments. Consequently, we may need to raise additional funds to satisfy the funding of our current research and development programs, to repay or refinance our indebtedness, to commence or to continue the preclinical studies and clinical studies necessary to obtain marketing approval contractual obligations, to meet other operating and capital requirements, or for potential acquisitions and in-licensing of technologies. Additional financing may not be available, and even if available, may not be on acceptable terms. We may seek to raise additional capital through an offering of equity or debt.

We depend on BSC for a significant amount of our future revenues and development of TAXUS.

Although acquisition of our Medical Products segment has diversified our revenue, we anticipate that a significant amount of our revenue for the next few years will be derived from and dependent upon royalty revenues from BSC. We do not have control over the sales and marketing efforts, stent pricing, production volumes, distribution or regulatory environment related to BSC’s paclitaxel-eluting coronary stent program. Our involvement is limited to the terms of our 1997 license agreement, (as amended) with BSC and Cook, which provides for the receipt of royalty revenue based on the net sales of TAXUS and specifies the applicable royalty rates.

Royalty revenue from BSC for the year ended December 31, 2007 decreased by 31% from 2006, which BSC has attributed to a decline in the number of angioplasty procedures in the US.  If BSC is impaired in its ability to market and distribute TAXUS, whether for this reason or due to a failure to comply with applicable regulatory requirements, discovery of a defect in the device, increased incidence of adverse events or identification of other safety issues, or previously-unknown problems with the manufacturing operations for TAXUS (any of which could, under certain circumstances, result in a manufacturing injunction), our revenues could be further significantly reduced. BSC’s failure to resolve these issues in a timely manner and to the satisfaction of the FDA and other regulatory authorities, or the occurrence of similar problems in the future, could delay the launch of TAXUS Liberté in the United States and could have a significant impact on our royalty revenue from sales of TAXUS. Additionally, BSC may terminate our 1997 license agreement under certain circumstances, including, if BSC is unable to acquire a supply of paclitaxel at a commercially reasonable price, if BSC reasonably determines that the paclitaxel-eluting coronary stent is no longer commercially viable, or if our license agreement with the National Institutes of Health (“NIH”), certain of which rights are sublicensed to BSC, terminates. During the year ended December 31, 2007, revenue from BSC represented approximately 38% of our total revenue from continuing operations, compared to 51% for the year ended December 31, 2006.

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The amounts payable by BSC to us vary from 1% to 9% of net sales depending on various factors, including volume of sales from time to time and patent protection laws in the country of sale. From these amounts, we must pay certain royalties to our licensors, including the NIH and the University of British Columbia (“UBC”), under license agreements. The average gross royalty rate earned in the year ended December 31, 2007 on BSC’s net sales for the period October 1, 2006 to September 30, 2007 was 7.6% for sales in the United States (as compared to 7.9% for the same period of the prior year) and 5.6% for sales in other countries (as compared to 6.0% for the same period of the prior year). There is no guarantee that royalty payments under our 1997 license agreement with BSC will continue, and demand for BSC’s paclitaxel-eluting coronary stent products could continue to decline as a result of the factors stated above, as well as competition, technological change, reimbursement or other factors.  Also, the royalty rate payable by BSC could decline if and when patent protection expires, or no longer exists as defined by our license agreement with BSC, in certain jurisdictions.

Boston Scientific may be enjoined from the selling, or otherwise become subject to limitations applicable to its ability to sell, TAXUS in the U.S.

Our royalty revenue derived from the sale of paclitaxel-eluting coronary stents depends on BSC’s ability to continue to sell its TAXUS Express 2™ stent and to launch next generation paclitaxel-eluting stents including the TAXUS Liberté™ stent, in the U.S.  Historically, stent manufacture and sale is the subject of a substantial amount of U.S. patent litigation, and we anticipate that our licensees, including BSC and others, may be involved in material legal proceedings related to paclitaxel-eluting stents.  The following provides information about some current and recent litigation, all of which pertains to stents, however not all of it pertains specifically to paclitaxel-eluting stents:

In Cordis Corporation v. Boston Scientific Corporation et al. (Civil Action No. 03-027-SLR, D. Delaware), Cordis filed a compaint on January 13, 2003, alledging that BSC’s stents (including the EXPRESS stent) infringe the Palmaz patent (U.S. 4,739,762).  BSC’s answer filed March 5, 2003 alledged that Cordis’ stents (including the BX VELOCITY stent) infringed the Jang patent (U.S. 5,922,021).  Cordis’ amended complaint filed August 2, 2004 alledged that BSC’s LIBERTE stents infringe the Palmaz patent (U.S. 4,739,762) and the Gray patent (U.S. 5,895,406).  Two jury trials were held to consider these issues.  On June 21, 2005, one jury found that:  BSC’s EXPRESS, TAXUS EXPRESS, EXPRESS BILIARY, and LIBERTE stents infringe claim 23 of the ‘762 Palmaz patent (D.I. 360); BSC induced infringement of claim 1 of the ‘762 Palmaz patent (D.I. 360); and BSC’s LIBERTE stent infringes claim 2 of the ‘406 Gray patent and that claim 2 is not invalid due to lack of novelty or obviousness (D.I. 360).  On July 1, 2005, another jury found that Cordis’s CYPHER, BX VELOCITY, BX SONIC, and GENESIS stents infringe claim 36 of the ‘021 Jang patent under the doctrine of equivalents and that claim 36 is not invalid due to obviousness (D.I. 381).  On May 11, 2006, the Delaware Court upheld both jury verdicts and furthermore denied BSC’s renewed motion for judgment as a matter of law or for a new trial on infringement and invalidity of the ‘762 Palmaz patent and the ‘406 Gray patent; denied Cordis’s renewed motion for judgment as a matter of law or for a new trial on infringement and invalidity of the ‘021 Jang patent; and dismissed Cordis’ claim that BSC’s TAXUS LIBERTE stent infringes the ‘406 Gray patent without prejudice (2006 WL 1305227 slip op.).  On February 27, 2007, Cordis filed a motion for judgment as a matter of law or a new trial on infringement of the ‘021 Jang patent based on BSC’s claim construction in a California case (Jang v. Boston Scientific Corp., Case No. EDCV No. 05-426 (VAP) (SGLx)) (D.I. 426); this motion is still pending before the Court.  In the California case (Central District of California 5:05-cv-00426-VAP-CT) BSC argued that the EXPRESS stent was not covered by the ‘021 Jang patent.  Cordis argued that under BSC’s claim construction in the California case the BX VELOCITY stent would not infringe the ‘021 Jang patent.  BSC argued that the BX VELOCITY stent infringes the ‘021 Jang patent under both claim constructions.  The court entered judgment in favor of BSC on May 8, 2007; Dr. Jang appealed this judgment to the Federal Circuit Court of Appeals (2007-1385).

If our products are alleged to be harmful, we may not be able to sell them, we may be subject to product liability claims not covered by insurance and our reputation could be damaged.

The nature of our business exposes us to potential liability risks inherent in the testing, manufacturing and marketing of pharmaceutical products and medical devices. Using our drug candidates or devices in clinical trials may expose us to product liability claims. These risks will expand with respect to drugs or devices, if any, that receive regulatory approval for commercial sale. In addition, some of the products we manufacture and sell are designed to be implanted in the human body for varying periods of time. Even if a drug or device were approved for commercial use by an appropriate governmental agency, there can be no assurance that users will not claim that effects other than those intended may have resulted from our products. Component failures, manufacturing flaws, quality system failures, design defects, inadequate disclosure of product-related risks or product-related information or other safety issues with respect to these or other products we manufacture or sell could result in an unsafe condition or injury to, or death of, a patient.

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In the event that anyone alleges that any of our products are harmful, we may experience reduced consumer demand for our products or our products may be recalled from the market. In addition, we may be forced to defend individual or class action lawsuits and, if unsuccessful, to pay a substantial amount in damages. A recall of some of our products could result in exposure to additional product liability claims, lost sales and significant expense to perform the recall. The outcome of litigation, particularly class action lawsuits, is difficult to assess or quantify. Plaintiffs in these types of lawsuits often seek recovery of very large or indeterminate amounts, including not only actual damages, but also punitive damages. The magnitude of the potential loss relating to these types of lawsuits may remain unknown for substantial periods of time. In addition, the cost to defend against any future litigation may be significant.

We do not have insurance covering our costs and losses as a result of any recall of products or devices incorporating our technologies whether such recall is instituted by a device manufacturer or us as required by a regulatory agency.  Insurance to cover costs and losses associated with product recalls is expensive.  If we seek insurance covering product recalls in the future it may not be available on acceptable terms.  Even if obtained, insurance may not fully protect us against potential liability or cover our losses. Some manufacturers that suffered such claims in the past have been forced to cease operations or even to declare bankruptcy.

We do have insurance covering product liability.  However, our insurance may not fully protect us from potential product liability claims.  If a product liability claim or a series of claims is brought against us in excess of our insurance coverage, our business could suffer.  Some manufacturers that suffered such claims in the past have been forced to cease operations or even to declare bankruptcy.

Our success depends on the successful commercialization of our technology.

The successful commercialization of our technology is crucial for our success. Successful product development in the pharmaceutical industry is highly uncertain and very few research and development projects produce a commercial product. Medical devices, pharmaceutical applications and surgical implants utilizing our technology are in various stages of clinical and commercial development and face a variety of risks and uncertainties. Principally, these risks include the following:

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Future clinical trial results may show that some or all of our technology, or the technology of our strategic collaborators that incorporate our technology, is not safe or effective.

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Even if our technology is shown to be safe and effective, we and our strategic collaborators may face significant or unforeseen difficulties in manufacturing our medical devices or the medical devices and surgical implants that use our technology. These difficulties may become apparent when we or our strategic collaborators manufacture the medical devices or surgical implants on a small scale for clinical trials and regulatory approval or may only become apparent when scaling-up the manufacturing to commercial scale.

•

Even if our technology-based products are successfully developed, receive all necessary regulatory approvals and are commercially produced, there is no guarantee that there will be market acceptance of them or that they will not cause unanticipated side effects in patients. For example, if drug-eluting stents are found to cause, or are perceived to be the cause of, blood clots in patients, then sales of our drug-eluting stent products may be adversely affected.  Royalty revenue from BSC for the year ended December 31, 2007 decreased by 31% from 2006, which BSC has attributed to a decline in the number of angioplasty procedures in the US.  During the year ended December 31, 2007, revenue from BSC represented approximately 38% of our total revenue from continuing operations, compared to 51% for the year ended December 31, 2006.   In addition, there is no guarantee that there will be market acceptance of our products. Our ability to achieve market acceptance for any of our products will depend on a number of factors, including whether or not competitors may develop technologies which are superior to or less costly than our technology-based products, and whether governmental and private third-party payers provide adequate coverage and reimbursement for our products, with the result that our technology-based products, even if they are successfully developed, manufactured and approved, may not generate significant revenues.

If we are unsuccessful in dealing with any of these risks, or if we are unable to successfully commercialize our technology for some other reason, it would likely seriously harm our ability to generate revenue.

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We depend on our strategic collaborators for the development, regulatory approval, testing, manufacturing and the potential commercialization of our products.

Historically, our strategy has been to enter into various arrangements with corporate and academic collaborators, licensors, licensees and others for the research, development, clinical testing, regulatory approval, manufacturing, marketing and commercialization of our product candidates. For instance, we collaborate with BSC and Cook to develop and market paclitaxel-eluting coronary and peripheral stents, and with Baxter to manufacture and market our CoSeal® product for use as both a sealant and adhesion prevention product. Strategic collaborators, both existing (particularly BSC) and those that we may collaborate with in the future, are or may be essential to the development of our technology and potential revenue and we have little control over or access to information regarding our collaborators’ activities with respect to our products.

Our strategic collaborators may fail to successfully develop or commercialize our technology to which they have rights for a number of reasons, including:

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failure of a strategic collaborator to continue, or delays in, its funding, research, development and commercialization activities;

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the pursuit or development by a strategic collaborator of alternative technologies, either on its own or with others, including our competitors, as a means for developing treatments for the diseases targeted by our programs;

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the preclusion of a strategic collaborator from developing or commercializing any product, through, for example, litigation or other legal action; and

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the failure of a strategic collaborator to make required milestone payments, meet contractual milestone obligations or exercise options which may result in our terminating applicable licensing arrangements.

We have and we expect that we will continue to enter into licensing agreements with third parties to give us access to technologies that we may use to develop products through our strategic collaboration and partnership arrangements. The technologies governed by these license agreements may be critical to our ability to maintain our competitive advantage in our existing products and to develop future products. For example, through licenses with the NIH and UBC, we have been granted access to technologies that have contributed to the development of the TAXUS paclitaxel-eluting coronary stent.

Pursuant to terms of existing license agreements, licensors will have the ability under certain specified circumstances to terminate the license. Events which may allow licensors to exercise these termination provisions include our bankruptcy, sub-licensing without the licensor’s consent, a transaction which results in our change of control, our failure to use the required level of diligence efforts to develop, market and sell products based on the licensed technology, our inability to maintain adequate levels of insurance with respect to the licensed technologies or other acts or omissions that may constitute a breach by us of our license agreement. In addition, any failure to continue to have access to these technologies may materially affect the benefits that we currently derive from the collaboration and partnership arrangements and may negatively impact our results and operations.

If our process related to product development does not result in an approved and commercially successful product, our business could be adversely affected.

We focus our research and development activities on areas in which we have particular strengths. The outcome of any development program is highly uncertain, notwithstanding how promising a particular program may seem. Success in preclinical and early-stage clinical trials may not necessarily translate into success in large scale clinical trials. Further, to be successful in clinical trials, increased investment will be necessary, which will adversely affect our short-term profitability.

In addition, we will need to obtain and maintain regulatory approval in order to market new products. Notwithstanding the outcome of clinical trials for new products, regulatory approval may not be achieved. The results of clinical trials are susceptible to varying interpretations that may delay, limit or prevent approval or result in the need for post-marketing studies. In addition, changes in regulatory policy for product approval during the period of product development and review by regulators of a new application may cause delays or rejection. Even if we receive regulatory approval, this approval may include limitations on the indications for which we can market the product. There is no guarantee that we will be able to satisfy the applicable regulatory requirements, and we may suffer a significant variation from planned revenue as a result.

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Our current and planned clinical trials may not begin on time, or at all, and may not be completed on schedule, or at all.

The commencement or completion of any of our clinical trials may be delayed or halted for numerous reasons, including, but not limited to, the following:

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the FDA or other regulatory authorities do not approve a clinical trial protocol or a clinical trial, or place a clinical trial on hold;

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the data and safety monitoring committee of a clinical trial recommends that a trial be placed on hold or suspended;

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patients do not enroll in clinical trials at the rate we expect;

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patients are not followed-up at the rate we expect;

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patients experience adverse side effects or events related to our products;

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patients die or suffer adverse medical effects during a clinical trial for a variety of reasons, including the advanced stage of their disease and medical problems, which may or may not be related to our product candidates;

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regulatory inspections of our clinical trials or manufacturing facilities, which may, among other things, require us to undertake corrective action or suspend or terminate our clinical trials if investigators find us not to be in compliance with regulatory requirements;

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the failure of our manufacturing process to produce finished products which conform to design and performance specifications;

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changes in governmental regulations or administrative actions;

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the interim results of the clinical trial are inconclusive or negative;

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pre-clinical or clinical data is interpreted by third parties in different ways; or

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our trial design, although approved, is inadequate to demonstrate safety and/or efficacy.

Clinical trials may require the enrolment of large numbers of patients, and suitable patients may be difficult to identify and recruit. Patient enrolment in clinical trials and completion of patient follow-up in clinical trials depend on many factors, including the size of the patient population, the nature of the trial protocol, the proximity of patients to clinical sites and the eligibility criteria for the study and patient compliance. For example, patients may be discouraged from enrolling in our clinical trials if the trial protocol requires them to undergo extensive post-treatment procedures to assess the safety and effectiveness of our stents, or they may be persuaded to participate in contemporaneous trials of competitive products. Delays in patient enrolment or failure of patients to continue to participate in a study may cause an increase in costs and delays or result in the failure of the trial.

Our clinical trial costs will increase if we have material delays in our clinical trials or if we need to perform more or larger clinical trials than planned. Adverse events during a clinical trial could cause us to repeat a trial, terminate a trial or cancel the entire program.

Pre-clinical development is a long, expensive and uncertain process, and we may terminate one or more of our pre-clinical development programs.

We may determine that certain pre-clinical product candidates or programs do not have sufficient potential to warrant the allocation of resources. Accordingly, we may elect to terminate our programs for such product candidates. If we terminate a pre-clinical program in which we have invested significant resources, our prospects will suffer, as we will have expended resources on a program that will not provide a return on our investment and will have missed the opportunity to have allocated those resources to potentially more productive uses.

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We may not be able to protect our intellectual property or obtain necessary intellectual property rights from third parties, which could adversely affect our business.

Our success depends, in part, on ensuring that our intellectual property rights are covered by valid and enforceable patents or effectively maintained as trade secrets and our ability to detect violations of our intellectual property rights and enforce such rights against others.

The validity of our patent claims depends, in part, on whether prior art references described or rendered obvious our inventions as of the filing date of our patent applications. We may not have identified all prior art, such as U.S. and foreign patents or published applications or published scientific literature, that could adversely affect the validity of our issued patents or the patentability of our pending patent applications. For example, patent applications in the United States are maintained in confidence for up to 18 months after their filing. In some cases, however, patent applications remain confidential in the U.S. Patent and Trademark Office, which we refer to as the U.S. Patent Office, for the entire time prior to issuance as a U.S. patent. Patent applications filed in countries outside the United States are not typically published until at least 18 months from their first filing date. Similarly, publication of discoveries in scientific or patent literature often lags behind actual discoveries. Therefore, we cannot be certain that we were the first to invent, or the first to file patent applications related to, our technology. In the event that a third party has also filed a U.S. patent application covering a similar invention, we may have to participate in an adversarial proceeding, known as an interference, declared by the U.S. Patent Office to determine priority of invention in the United States. It is possible that we may be unsuccessful in the interference, resulting in a loss of some portion or all of our U.S. patent positions. The laws in some foreign jurisdictions do not protect intellectual property rights to the same extent as in the United States, and many companies have encountered significant difficulties in protecting and defending such rights in foreign jurisdictions. If we encounter such difficulties or we are otherwise precluded from effectively protecting our intellectual property rights in foreign jurisdictions, our business prospects could be substantially harmed.

We have filed and are pursuing patent applications in Canada, the United States and other jurisdictions. Through either direct ownership or licence, we hold more than 260 U.S. patents and have over 250 pending U.S. patent applications that cover various aspects of our technology, where many of these patents and applications have foreign counterparts.  We may not be able to obtain patent protection for key elements of our technology, as the patent positions of pharmaceutical, biotechnology and medical device companies are uncertain and involve complex legal and factual questions for which important legal issues are largely unresolved. For example, no consistent policy has emerged regarding the scope of health-related patent claims that are granted by the U.S. Patent Office or enforced by the U.S. federal courts. Rights under any of our issued patents may not provide us with commercially meaningful protection for our products or afford us a commercial advantage against our competitors or their competitive products or processes. In addition, even if a patent is issued, the coverage claimed in a patent application may be significantly reduced in the patent as granted.

There can be no assurance that:

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patent applications will result in the issuance of patents;

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additional proprietary products developed will be patentable;

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licenses we have obtained from third parties that we use in connection with our technology will not be terminated;

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patents issued will provide adequate protection or any competitive advantages;

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patents will not be successfully challenged by any third parties; or

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the patents of others will not impede our or our collaborators’ ability to commercialize our technology.

For example, the drug paclitaxel is itself not covered by composition of matter patents. Therefore, although we are developing an intellectual property portfolio around the use of paclitaxel for intended commercial applications, others may be able to engage in off-label use of paclitaxel for the same indications, causing us to lose potential revenue. Furthermore, others may independently develop similar products or technologies or, if patents are issued to us, design around any patented technology developed by us, which could affect our potential to generate revenues and harm our results of operations.

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Patent protection for our technology may not be available based on prior art. The publication of discoveries in scientific or patent literature often lags behind actual discoveries. As a consequence, there may be uncertainty as to whether we or a third party were the first creator of inventions covered by issued patents or pending patent applications or that we or a third party were the first to file patent applications for such inventions. Moreover, we might have to participate in interference proceedings declared by the U.S. Patent Office, or other proceedings outside the United States, including oppositions, to determine priority of invention or patentability, which could result in substantial cost to us even if the outcome were favorable. An unfavorable outcome in an interference or opposition proceeding could preclude us, our collaborators and our licensees from making, using or selling products using the technology or require us to obtain license rights from prevailing third parties. We do not know whether any prevailing party would offer us a license on commercially acceptable terms, if at all. We may also be forced to pay damages or royalties for our past use of such intellectual property rights, as well as royalties for any continued usage.

As part of our patent strategy, we have filed a variety of patent applications internationally. Oppositions have been filed against various granted patents that we either own or license and which are related to certain of our technologies. For example, we license two European patents from the NIH, namely EP 0711158 and EP 1118325, both of which are in opposition proceedings at the EPO.  In EP 0711158, during an oral hearing conducted on October 25, 2007, it was determined that an amended form of the application met all requirements of the European Patent Convention., where an oral hearing has been set for October 25, 2007 in the EP 0711158 patent, Band briefs are still being exchanged between the parties in the EP 1118325 patent.  Three patents which we license from Boston Scientific are in opposition proceedings at the EPO, namely EP 0809515, EP 0975340, and EP 1407786, where thus far a hearing date has only been set for one of these oppositions, namely January 30, 2008 in EP 0809515. On July 7, 2006, an opposition was filed against our New Zealand Patent No. 523799, however the opponent abandoned this opposition on May 29, 2007, and the New Zealand Patent Office subsequently issued a decision in Angiotech’s favor.   On June 15, 2007, an opposition was filed against Angiotech’s EP 1155689 which relates to stent technology.  At this early stage, briefs are being exchanged between the parties.  On September 28, 2006, the EPO held an oral hearing in the opposition to the grant of EP0830100, which we license from Edwards Lifesciences and which relates to our ePTFE vascular graft products. At the end of the hearing, the EPO determined that an amended form of the patent was valid; the opponent subsequently appealed this decision. Opposition proceedings at the EPO are also ongoing in EP 0784490; EP 0876166; and EP 0876165 (relating to CoSeal sealant), where each of these patents is owned by us.  An Oral Hearing was held on July 17, 2007 in the opposition to the grant of EP 0774964, which we license from MIT, where at the end of the Hearing the opposition board determined that the claimed invention was not patentable and thus revoked the patent.  This determination is being appealed.  The deadline for filing a Notice of Appeal is October 28, 2007. On March 1, 2006, the Board of Appeals of the Japanese Patent Office issued a final order of revocation regarding certain claims of our Japanese Patent No. 3423317, directed to a stent coated with paclitaxel. We appealed this decision to Japan’s Intellectual Property High Court, and on November 22, 2007, the IP High Court affirmed the revocation order of the JPO.  Angiotech filed an appeal to the Japanese Supreme Court on December 28, 2007.  Hearings were held on December 11, 2006, April 17, 2007, and June 21, 2007.  We do not expect the IP High Court to hold any further informational hearings, and furthermore expect the IP High Court to announce their decision on November 22, 2007.  The ultimate outcomes of these oppositions, including possible appeals, are uncertain at this time.

Our future success and competitive position depend in part on our ability to obtain and maintain certain proprietary intellectual property rights used in our approved products and principal product candidates. Any such success depends in part on effectively prosecuting claims against others who we believe are infringing our rights and by effectively defending claims of intellectual property infringement brought by our competitors and others. The stent-related markets have experienced rapid technological change and obsolescence in the recent past, and our competitors have strong incentives to stop or delay us from introducing new products and technologies. See “—We may incur substantial costs as a result of litigation or other proceedings relating to patent and other intellectual property rights.”

We do not know whether the patents that we have received or licensed, or may be able to obtain or license in the future, would be held valid or enforceable by a court or whether a competitor’s technology or product would be found to infringe such patents. Further, we have no assurance that third parties will not properly or improperly modify or terminate any license they have granted to us.

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We have obtained licenses from third parties with respect to their intellectual property that we use in connection with our technology. However, we may need to obtain additional licenses for the development of our current or future products. Licenses may not be available on satisfactory terms or at all. If available, these licenses may obligate us to exercise diligence in bringing our technology to market and may obligate us to make minimum guarantee or milestone payments. These diligence and milestone payments may be costly and could seriously harm our business. We may also be obligated to make royalty payments on the sales, if any, of products resulting from licensed technology and may be responsible for the costs of filing and prosecuting patent applications. These costs could affect our results of operations and decrease our earnings.

Certain of our key technology includes trade secrets and know-how that may not be protected by patents. There can be no assurance that we will be able to protect our trade secrets. To help protect our rights, we undertake to require employees, consultants, advisors and collaborators to enter into confidentiality agreements. We cannot assure you that all employees, consultants, advisors and collaborators have signed such agreements, or that these agreements will adequately protect our trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure. Furthermore, any confidentiality agreements in existence may be breached and we may not have adequate remedies for any such breach. Any disclosure of confidential data into the public domain or to third parties could allow our competitors to learn our trade secrets and use the information in competition against us.

Compulsory licensing and/or generic competition may affect our business in certain countries.

In a number of countries governmental authorities and other groups have suggested that companies which manufacture medical products (i.e., pharmaceuticals and medical devices) should make products available at a low cost. In some cases, governmental authorities have held that where a pharmaceutical or medical device company does not do so, their patents might not be enforceable to prevent generic competition. Alternatively, some governmental authorities could require that we grant compulsory licenses to allow competitors to manufacture and sell their own versions of our products, thereby reducing our sales or the sales of our licensee(s). In all of these situations, the results of our operations in these countries could be adversely affected.

We may incur substantial costs as a result of litigation or other proceedings relating to patent and other intellectual property rights.

In connection with maintaining the value of our various intellectual property and exclusivity rights, we regularly evaluate the activities of others worldwide. Our success will depend, in part, on our ability to obtain patents, or licenses to patents, maintain trade secret protection and enforce our rights against others. Should it become necessary to protect those rights, we intend to pursue all cost-efficient strategies, including, when appropriate, negotiation or litigation in any relevant jurisdiction.

For example, we have been involved in several litigation and opposition proceedings against Conor MedSystems in connection with Conor’s CoStar paclitaxel eluting stent, where the Cordis division of Johnson & Johnson (“J&J”) purchased Conor in the first quarter of 2007.  On July 5, 2007, J&J announced by press release and filing with the SEC, that they were withdrawing CoStar stent from Europe, Asia, and Latin America where it had already obtained regulatory approval, and were discontinuing efforts to obtain FDA approval for CoStar stent in the US.  Thereafter, Conor withdrew from its opposition to the grant of our New Zealand patent, and along with BSC filed a letter with the US District Court of Delaware announcing a stipulated dismissal of BSC’s infringement action against CoStar.  In September 2007, we reached a settlement agreement with Conor Medsystems and its parent company J&J whereby Conor agreed to discontinue its participation in all paclitaxel stent related litigation and opposition proceedings against Angiotech.  Thus, litigation with Conor in the Netherlands, Australia, and the U.K. has ended, with the caveat that Angiotech may continue with its appeal in the U.K. House of Lords, of the decision of the U.K. Patents Court finding EP (U.K.) 0 706 376 invalid, however Conor will not participate in the House of Lords proceedings.  Litigation against other parties is still ongoing.  On April 4, 2005, we and BSC commenced legal action in the Netherlands against Sahajanand Medical Technologies Pvt. Ltd. (“SMT”) for patent infringement of the Netherlands-equivalent of EP0706376. A hearing was held on March 10, 2006, and the court issued a decision on May 3, 2006, finding the patent valid and the activity of SMT to be an infringement of the patent. SMT appealed this decision and a hearing date has been set for March 13, 2008. In December 2005, we and BSC initiated a Preliminary Proceedings action against Occam International BV and its parent company Biosensors BV requesting a preliminary injunction for infringement of the Netherlands-equivalent of EP0706376. A hearing was held on January 13, 2006, and the court issued a judgment on January 27, 2006, denying the relief requested by us. We and BSC filed an appeal to this judgment on February 24, 2006, and the court will set a date sometime after September 2008 for hearing the appeal.  The ultimate outcomes of these legal proceedings are uncertain at this time.

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On September 9, 2005, DePuy Mitek, Inc., filed suit against Arthrex Inc. and Pearsalls Limited (“Pearsalls”), one of our subsidiaries, for infringement of DePuy Mitek’s patent which relates to certain sutures (U.S. Patent No. 5,314,446).  Following a trial in August 2007, the court issued a judgment in favor of Arthrex; DePuy Mitek appealed this judgment to the Court of Appeals.  Arthrex has indemnified Pearsalls against any potential damages regarding sale of FiberWire products, and will pay for the cost of this defense. On July 2, 2004, Dr. Gregory W. Baran filed a complaint for willful patent infringement against one of our subsidiaries, Medical Device Technologies, Inc. A Markman hearing to construe the claims of the asserted patents (U.S. Patent No. 5,025,797 and U.S. Patent No. 5,400,798) was held in December 2005, and a decision was issued on September 25, 2007 and is currently being reviewed by us.  This litigation is currently in the discovery stage.

We intend to pursue and to defend vigorously any and all actions of third parties related to our extensive patent portfolio and pioneering technology. Any failure to obtain and protect intellectual property could adversely affect our business and our ability to operate could be hindered by the proprietary rights of others.

Our involvement in intellectual property litigation could result in significant expense, adversely affecting the development of product candidates or sales of the challenged product or intellectual property and diverting the efforts of our technical and management personnel, whether or not such litigation is resolved in our favor. Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources and intellectual property litigation may be used against us as a means of gaining a competitive advantage. Competing parties frequently file multiple suits to leverage patent portfolios across product lines, technologies and geographies and to balance risk and exposure between the parties. Uncertainties resulting from the initiation and continuation of any litigation could affect our ability to continue our operations. In the event of an adverse outcome as a defendant in any such litigation, we may, among other things, be required to:

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pay substantial damages or back royalties;

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cease the development, manufacture, use or sale of product candidates or products that infringe upon the intellectual property of others;

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expend significant resources to design around a patent or to develop or acquire non-infringing intellectual property;

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discontinue processes incorporating infringing technology; or

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obtain licenses to the infringed intellectual property.

We cannot assure you that we will be successful in developing or acquiring non-infringing intellectual property or that necessary licenses will be available upon reasonable terms, if at all. Any such development, acquisition or license could require the expenditure of substantial time and other resources and could have a material adverse effect on our business and financial results. If we cannot develop or acquire such intellectual property or obtain such licenses, we could encounter delays in any introduction of products or could find that the development, manufacture or sale of products requiring such licenses could be prohibited.

If third parties file patent applications, or are issued patents claiming technology also claimed by us in pending applications, we may be required to participate in interference proceedings with the U.S. Patent Office, or other proceedings outside the United States, including oppositions, to determine priority of invention or patentability, which could result in substantial cost to us even if the eventual outcome were favorable.

Our ability to operate could be hindered by the proprietary rights of others.

A number of pharmaceutical, biotechnology and medical device companies as well as research and academic institutions have developed technologies, filed patent applications or received patents on various technologies that may be related to our business. Some of these technologies, applications or patents may conflict with or adversely affect our technologies or intellectual property rights, including those that we license from others. We are aware of other parties holding intellectual property rights that may represent prior art or other potentially conflicting intellectual property, including stents coated with agents intended to reduce restenosis. Any conflicts with the intellectual property of others could limit the scope of the patents, if any, that we may be able to obtain or result in the denial of our current or future patent applications altogether.

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If patents that cover our activities are issued to other persons or companies, we could be charged with infringement. In the event that other parties’ patents cover any portion of our activities, we may be forced to develop alternatives or negotiate a license for such technology. We do not know whether we would be successful in either developing alternative technologies or acquiring licenses upon reasonable terms, if at all. Obtaining any such licenses could require the expenditure of substantial time and other resources and could harm our business and decrease our earnings. If we do not obtain such licenses, we could encounter delays in the introduction of our products or could find that the development, manufacture or sale of products requiring such licenses is prohibited.

Technological advances and evolving industry standards could reduce our future product sales, which could cause our revenues to grow more slowly or decline.

The markets for our products are characterized by rapidly changing technology, changing customer needs, evolving industry standards and frequent new product introductions and enhancements. The emergence of new industry standards in related fields may adversely affect the demand for our products. This could happen, for example, if new standards and technologies emerged that were incompatible with customer deployments of our applications. In addition, any compounds, products or processes that we develop may become obsolete or uneconomical before we recover any of the expenses incurred in connection with their development. We cannot assure you that we will succeed in developing and marketing product enhancements or new products that respond to technological change, new industry standards, changed customer requirements or competitive products on a timely and cost-effective basis. Additionally, even if we are able to develop new products and product enhancements, we cannot assure you that they will achieve market acceptance.

We may be subject to damages resulting from claims that we or our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

Many of our employees were previously employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although no such claims against us are currently pending, we may be subject to claims that these employees or we have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management. If we fail in defending such claims, in addition to paying money claims, we may lose valuable intellectual property rights or personnel. A loss of key research personnel or their work product could hamper or prevent our ability to commercialize certain product candidates, which could severely harm our business.

We may incur significant costs complying with environmental laws and regulations.

Our research and development processes and manufacturing operations involve the use of hazardous materials. We are subject to federal, state, provincial, local and other laws and regulations in the countries in which we operate or sell our products, which govern the use, manufacture, storage, handling and disposal of such materials and certain waste products. The risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of an accident or the discovery of pre-existing contamination at one or more of our facilities, we could be held liable for any damages that result and any such liability could exceed our resources. We may not be specifically insured with respect to this liability, and we do not know whether we will be required to incur significant costs to comply with environmental laws and regulations in the future, or whether our operations, business or assets will be harmed by current or future environmental laws or regulations.

We face and will continue to face significant competition.

Competition from pharmaceutical companies, medical device companies, biotechnology companies and academic and research institutions is intense and is expected to increase. Many of our competitors and potential competitors have substantially greater product development capabilities, experience conducting clinical trials and financial, scientific, manufacturing, sales and marketing resources and experience than our company. Some of these competitors include J&J, Guidant Corporation, Genzyme Corporation, Baxter, Abbott Laboratories, BSC, Medtronic, Inc., Wyeth, Inc., Novartis AG, C.R. Bard, the Allegiance division of Cardinal Health, Inc., Bausch & Lomb, and Tyco Ltd., among others. We also face competition from non-medical device companies, such as pharmaceutical companies, which may offer non-surgical alternative therapies for disease states which are currently or intended to be treated using our products. Other companies may:

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develop and obtain patent protection for products earlier than us;

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design around patented technology developed by us;

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obtain regulatory approvals for such products more rapidly;

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have greater manufacturing capabilities and other resources;

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have larger or more experienced sales forces;

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develop more effective or less expensive products; or

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have greater success in obtaining adequate third-party payer coverage and reimbursement for their competing products.

While we intend to expand our technological capabilities in order to remain competitive, there is a risk that:

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research and development by others will render our technology or product candidates obsolete or non-competitive;

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treatments or cures developed by others will be superior to any therapy developed by us; and

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any therapy developed by us will not be preferred to any existing or newly-developed technologies.

The commercial potential of our products and product candidates will be significantly limited if we are not able to obtain adequate levels of reimbursement or market acceptance for them.

Our ability to commercialize human therapeutic products and product candidates successfully will depend in part on the extent to which coverage and reimbursement for such products and related treatments will be available from government health administration authorities, private health insurers and other third-party payers or supported by the market for these products. There can be no assurance that third-party payers’ coverage and reimbursement will be available or sufficient for the products we might develop.

Third party payers are increasingly challenging the price of medical products and services and instituting cost containment measures to control or significantly influence the purchase of medical products and services. These cost containment measures, if instituted in a manner affecting the coverage of or payment for our products, could have a material adverse effect on our ability to operate profitably. In some countries in the EU and in the U.S., significant uncertainty exists as to the reimbursement status of newly-approved healthcare products, and we do not know whether adequate third-party coverage and reimbursement will be available for us to realize an appropriate return on our investment in product development, which could seriously harm our business. In the U.S., while reimbursement amounts previously approved appear to have provided a reasonable rate of return, there can be no assurance that our products will continue to be reimbursed at current rates or that third party payers will continue to consider our products cost-effective and provide coverage and reimbursement for our products, in whole or in part.

We cannot be certain that our products will gain commercial acceptance among physicians, patients and third party payers, even if necessary international and U.S. marketing approvals are maintained. We believe that recommendations and endorsements by physicians will be essential for market acceptance of our products, and we do not know whether these recommendations or endorsements will be obtained. We also believe that surgeons will not use these products unless they determine, based on clinical data and other factors, that the clinical benefits to patients and cost savings achieved through use of these products outweigh their cost. Acceptance among physicians may also depend upon the ability to train surgeons and other potential users of our products and the willingness of such users to learn these relatively new techniques.

Future legislation or regulatory changes to, or consolidation in, the healthcare system may affect our ability to sell our product profitably.

There have been, and we expect there will continue to be, a number of legislative and regulatory proposals to change the healthcare system, and some could involve changes that could significantly affect our business. Efforts by governmental and third-party payers to reduce health care costs or the announcement of legislative proposals or reforms to implement government controls could cause a reduction in sales or in the selling price of our products, which would seriously harm our business. Additionally, initiatives to reduce the cost of healthcare have resulted in a consolidation trend in the healthcare industry, including hospitals. This in turn has resulted in greater pricing pressures and the exclusion of certain suppliers from certain market segments as consolidated groups such as group purchasing organizations, independent delivery networks and large single accounts continue to consolidate purchasing decisions for some of our hospital customers. We expect that market demand, government regulation, and third-party reimbursement policies will continue to change the worldwide healthcare industry, resulting in further business consolidations and alliances among our customers and competitors, which may reduce competition, exert further downward pressure on the prices of our products and may adversely impact our business, financial condition or results of operations.

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We must receive regulatory approval for each of our product candidates before they can be sold commercially in Canada, the U.S. or internationally, which can take significant time and be very costly.

The development, manufacture and sale of medical devices and human therapeutic products in Canada, the U.S. and internationally is governed by a variety of statutes and regulations. These laws require, among other things:

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regulatory approval of manufacturing facilities and practices;

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adequate and well-controlled research and testing of products in pre-clinical and clinical trials;

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review and approval of submissions containing manufacturing, pre-clinical and clinical data in order to obtain marketing approval based on establishing the safety and efficacy of the product for each use sought, including adherence to good manufacturing practices during production and storage; and

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control of marketing activities, including advertising and labeling.

The product candidates currently under development by us or our collaborators will require significant research, development, pre-clinical and clinical testing, pre-market review and approval, and investment of significant funds prior to their commercialization. We are dependent on our collaborators for regulatory approval and compliance, and have little or no control over these matters. The process of completing clinical testing and obtaining such approvals is likely to take many years and require the expenditure of substantial resources, and we do not know whether any clinical studies by us or our collaborators will be successful, that regulatory approvals will be received, or that regulatory approvals will be obtained in a timely manner. Despite the time and resources expended by us, regulatory approval is never guaranteed. Even if regulatory approval is obtained, regulatory agencies may limit the approval to certain diseases, conditions or categories of patients who can use them.

If any of our development programs are not successfully completed in a timely fashion, required regulatory approvals are not obtained in a timely fashion, or products for which approvals are obtained are not commercially successful, it could seriously harm our business.

Our products and manufacturing facilities that have, or may receive, regulatory approval, are or will be subject to ongoing regulation.

While we have significant manufacturing facilities both in the U.S. and abroad, we also rely on our collaborators for the manufacture of some of our other products. Our and our collaborators’ manufacturing practices may not satisfy regulatory requirements. As we contract with third parties for manufacturing of a significant portion of our products, our ability to control third-party compliance with FDA and other regulatory requirements will be limited to contractual remedies and rights of inspection. Our failure or the failure of third party manufacturers to comply with regulatory requirements applicable to our products may result in legal or regulatory action by those regulatory authorities. There can be no assurance that our or our collaborators’ manufacturing processes will satisfy GMP or ISO requirements.

In addition, there may be uncertainty as to whether or not we or others who are involved in the manufacturing process will be able to make the transition to commercial production of some of our newly developed products. A failure to achieve regulatory approval for manufacturing facilities or a failure to make the transition to commercial production for our products will harm our prospects, business, financial condition and results of operations.

Our products and manufacturing operations are subject to extensive regulation in the U.S. by the FDA and by similar regulatory agencies abroad. Ongoing regulation includes compliance with an array of manufacturing and design controls and testing, quality control, storage and documentation procedures. Regulatory agencies may also require expensive post-approval studies. Any adverse events associated with our products must also be reported to regulatory authorities. If deficiencies in our or our collaborators’ manufacturing and laboratory facilities are discovered, or we or our collaborators fail to comply with applicable post-market regulatory requirements, a regulatory agency may close the facility or suspend manufacturing. With respect to products manufactured by third party contractors, we are, and we expect to continue to be, dependent on our collaborators for continuing regulatory compliance and we may have little or no control over these matters.

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If we are unable to fully comply with federal and state “fraud and abuse laws”, we could face substantial penalties, which may adversely affect our business, financial condition and results of operations.

We are subject to various laws pertaining to health care fraud and abuse, including the federal Anti-Kickback Statute, physician self-referral laws, the federal False Claims Act, the federal Health Insurance Portability and Accountability Act of 1996, the federal False Statements Statute, and state law equivalents to these federal laws, which may not be limited to government-reimbursed items and may not contain identical exceptions. Violations of these laws are punishable by criminal and civil sanctions, including, in some instances, civil and criminal penalties, damages, fines, exclusion from participation in federal and state healthcare programs, including Medicare and Medicaid, and the curtailment or restructuring of operations. Any action against us for violation of these laws could have a significant impact on our business.  In addition, we are subject to the U.S. Foreign Corrupt Practices Act.  We have a network of approximately 160 distributors.  Any action against us for violation by us or our distributors of this act could have a significant impact on our business.

We may be unsuccessful in marketing, selling and distributing certain of our products.

We distribute a number of our products worldwide. In order to achieve commercial success for our approved products, we have been expanding our sales and marketing force in the U.S., Europe and other parts of the world.  If our distribution personnel or methods are not sufficient to ensure we have supply to meet demand for our products or if there is a quality control failure with our products, it could harm our prospects, business, financial condition and results of operations.

To the extent that we enter into co-promotion or other marketing and sales arrangements with other companies, any revenues received will be dependent on the efforts of others, and we do not know whether these efforts will be successful. Failure to develop a direct sales and marketing force or enter into appropriate arrangements with other companies to market and sell our products will reduce our ability to generate revenues.

We may encounter unanticipated costs or loss of business associated with terminating or relocating facilities and operations

We are currently consolidating our Syracuse, NY and existing Puerto Rico manufacturing facilities into a single location in Puerto Rico. There is a risk that the costs associated with this consolidation may be greater than anticipated, particularly if the process takes longer than planned. There is also a risk that during the consolidation of plants, we may be unable to meet customer demand on a time line that is suitable to them or that the quality of the product we produce fails to meet customer standards.

Consolidation in the healthcare industry could have an adverse effect on our revenues and results of operations.

Many healthcare industry companies, including medical device companies, are consolidating to create new companies with greater market power. As the healthcare industry consolidates, competition to provide goods and services to industry participants will become more intense. These industry participants may try to use their market power to negotiate price concessions or reductions for medical devices that incorporate components produced by us. If we are forced to reduce our prices because of consolidation in the healthcare industry, our revenues would decrease and our consolidated earnings, financial condition or cash flows would suffer.

We may incur losses associated with foreign currency fluctuations.

Effective January 1, 2004, we commenced reporting our operating results and financial position in U.S. dollars in order to more accurately represent the currency of the economic environment in which we operate.

Our operations are in some instances conducted in currencies other than the U.S. dollar and fluctuations in the value of foreign currencies relative to the U.S. dollar could cause us to incur currency exchange losses. In addition to the U.S. dollar, we currently conduct operations in Canadian dollars, Euro, Swiss francs, Danish krone, and U.K. pound sterling. Exchange rate fluctuations may reduce our future operating results.  In the year ended December 31, 2007, we reported $0.3 million of foreign exchange losses due to foreign currency fluctuations compared to $0.5 million of foreign exchange gains for the year ended December 31, 2006 and $1.1 million of foreign exchange gains for the year ended December 31, 2005.

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We have not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risk, and therefore we are subject to foreign currency transaction and translation gains and losses. We purchase goods and services in U.S. and Canadian dollars, Swiss francs, Danish krone, and U.K. pound sterling, and earn a significant portion of our license and milestone revenues in U.S. dollars. Foreign exchange risk is managed primarily by satisfying foreign denominated expenditures with cash flows or assets denominated in the same currency.

Acquisition of companies or technologies may result in disruptions to our business.

As part of our business strategy, we may acquire additional assets and businesses principally relating to or complementary to our current operations. Any acquisitions or mergers by us will be accompanied by the risks commonly encountered in acquisitions of companies. These risks include, among other things, higher than anticipated acquisition costs and expenses, the difficulty and expense of integrating the operations and personnel of the companies and the loss of key employees and customers as a result of changes in management.

In addition, geographic distances may make integration of acquired businesses more difficult. We may not be successful in overcoming these risks or any other problems encountered in connection with any acquisitions.

If significant acquisitions are made for cash consideration, we may be required to use a substantial portion of our available cash, cash equivalents and short-term investments. Future acquisitions by us may cause large one-time expenses or create goodwill or other intangible assets that could result in significant asset impairment charges in the future. Acquisition financing may not be available on acceptable terms, if at all.

We may not generate sufficient cash flow from any of our future permitted acquisitions to service our indebtedness.

In any acquisition, we expect to benefit from cost savings through, for example, the reduction of overhead or the acquisition of products and from revenue enhancements resulting from the acquisition. However, there can be no assurance that we will be able to generate sufficient cash flow from any future permitted acquisitions to service any indebtedness incurred to finance such acquisitions or realize any other anticipated benefits. Nor can there be any assurance that our profitability will be improved by any one or more acquisitions. Any acquisition may involve operating risks, such as:

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the difficulty of assimilating and integrating the acquired operations and personnel into our current business;

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the potential disruption of our ongoing business;

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the diversion of management’s attention and other resources;

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the possible inability of management to maintain uniform standards, controls, procedures and policies;

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the risks of entering markets in which we have little or no experience;

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the potential impairment of relationships with employees;

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the possibility that any liabilities we may incur or assume may prove to be more burdensome than anticipated; and

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the possibility that the acquired business or products do not perform as expected.

If we fail to hire and retain key management, scientific and technical personnel, we may be unable to successfully implement our business plan.

We are highly dependent on our senior management and scientific and technical personnel. The competition for qualified personnel in the healthcare field is intense, and we rely heavily on our ability to attract and retain qualified managerial, scientific and technical personnel. Our ability to manage growth effectively will require continued implementation and improvement of our management systems and the ability to recruit and train new employees. We may not be able to successfully attract and retain skilled and experienced personnel, which could harm our ability to develop our product candidates and generate revenues.

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Risks Relating to our Indebtedness, Shares, and Organization and Structure

Our existing and future permitted debt could adversely affect our operations.

As of December 31, 2007, we had outstanding $575 million of indebtedness, excluding accrued interest. We are currently considering other facilities to replace the revolving portion of the credit facility that was terminated in connection with the issuance of the Senior Floating Rate Notes due 2013 (the “Floating Rate Notes”), but there can be no assurance that we will be able to obtain such a facility.  Excluding intercompany transactions, our subsidiaries that are not guarantors of the Floating Rate Notes or Subordinated Notes (defined herein) accounted for approximately $53 million or 18% of our total revenues from continuing operations for the year ended December 31, 2007, and approximately $488 million or 42% of our total assets and approximately $116 million or 16% of our total liabilities as of December 31, 2007.  The Floating Rate Notes and 7.75% Senior Subordinated Notes due 2014 (the “Subordinated Notes”) are guaranteed by the same group of our subsidiaries.

The amount and terms of our indebtedness and other financial obligations could have important consequences for our operations. For example, it:

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could increase our vulnerability to general adverse economic and industry conditions;

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could limit our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes;

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will require us to dedicate a substantial portion of our cash flow from operations to the payment of principal and interest on our indebtedness, thereby reducing the funds available to us for operations and any future business opportunities, including acquisitions permitted by our Subordinated Notes and Floating Rate Notes;

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will limit our planning flexibility for, or ability to react to, changes in our business and the industry; and

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could place us at a competitive disadvantage with competitors who may have less indebtedness and other obligations or greater access to financing.

The Floating Rate Notes bear interest at rates that fluctuate with changes in certain prevailing benchmarks. If interest rates increase, we may be unable to meet our debt service obligations under the Floating Rate Notes and Subordinated Notes and other indebtedness.

We and our subsidiaries are permitted to incur substantially more debt, which could further exacerbate the risks associated with our leverage.

The terms of the indentures governing the Floating Rate Notes and Subordinated Notes expressly permit the incurrence of additional amounts of debt for specified purposes. For example, if we decide to seek and are successful in obtaining commitments for a new revolving credit facility, all borrowings under that facility will rank senior to the Floating Rate Notes and Subordinated Notes and the guarantees, to the extent of the value of the assets securing such borrowings.  Moreover, the indentures governing the Floating Rate Notes and Subordinated Notes do not impose any limitation on our incurrence of liabilities that are not defined as “Indebtedness” under such indentures (such as trade payables). If new debt or other liabilities are added to our and our subsidiaries’ current levels of debt, the related risks that we and they now face could be exacerbated.

If our cash flows prove inadequate to service our debt and provide for our other obligations, we may be required to refinance all or a portion of our existing debt or future debt at terms unfavorable to us.

Our ability to make payments on and refinance our debt, including the Floating Rate Notes, the Subordinated Notes and other financial obligations, and to fund our capital expenditures and acquisitions will depend on our ability to generate substantial operating cash flow. This will depend on our future performance, which will be subject to prevailing economic conditions and to financial, business and other factors beyond our control. If our cash flows were to prove inadequate to meet our debt service and other obligations in the future, we may be required to refinance all or a portion of our existing or future debt, including the Floating Rate Notes and Subordinated Notes, on or before maturity, to sell assets or to obtain additional financing. We cannot assure you that we will be able to refinance any of our indebtedness, including the Floating Rate Notes and Subordinated Notes, sell any such assets or obtain such additional financing on commercially reasonable terms or at all. Additionally, because the indentures governing the Floating Rate Notes and Subordinated Notes require that, upon the occurrence of a “change of control,” as defined in the indentures, we must make an offer to repurchase the Floating Rate Notes and Subordinated Notes, respectively, at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase.  In the event that we were required to repurchase the Floating Rate Notes and Subordinated Notes pursuant to our offer, such repurchase could result in the use of a significant amount of our available cash.

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The indentures governing the Floating Rate Notes and Subordinated Notes contain covenants that may limit our ability to take advantage of certain business opportunities advantageous to us that may arise.

The indentures governing the Floating Rate Notes and Subordinated Notes contain certain covenants that, among other things, limit our ability and the ability of certain of our subsidiaries to:

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incur, assume or guarantee additional indebtedness or issue preferred stock;

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pay dividends or make other equity distributions to our stockholders;

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purchase or redeem our capital stock;

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make certain investments;

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create liens;

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sell or otherwise dispose of assets;

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engage in transactions with our affiliates; and

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merge or consolidate with another entity or transfer all or substantially all of our assets.

These restrictions could limit our ability to obtain future financing, make acquisitions or needed capital expenditures, withstand economic downturns in our business, industry or the economy in general, conduct operations or otherwise take advantage of business opportunities that may arise.

Although the indentures for the Floating Rate Notes and Subordinated Notes contain a fixed charge coverage test that limits our ability to incur indebtedness, this limitation is subject to a number of significant exceptions and qualifications. Moreover, the indentures do not impose any limitation on our incurrence of liabilities that are not considered “Indebtedness” under the indentures (such as operating leases), nor do they impose any limitation on the amount of liabilities incurred by subsidiaries, if any, that might be designated as “Unrestricted Subsidiaries” under the indentures. Despite current indebtedness levels, we and our subsidiaries may still be able to incur substantially more debt. This could further exacerbate the risks associated with our leverage. Also, although the indentures limit our ability to make restricted payments, these restrictions are subject to significant exceptions and qualifications.

Our stock price has been volatile, is likely to continue to be volatile and could decline substantially.

Our common shares have been, and are likely to continue to be, highly volatile. For example, in the twelve months ending December 31, 2007, shares of our common stock traded on the NASDAQ and the Toronto Stock Exchange have closed at a high of $9.18 and CDN$10.81, respectively, and at a low of $3.10 and CDN$3.12, respectively.   Our share price could fluctuate significantly in the future for various reasons, including the following:

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future announcements concerning us or our competitors;

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quarterly variations in operating results;

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the introduction of new products or changes in product pricing policies by us or our competitors;

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an acquisition or loss of significant customers, distributors and suppliers;

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changes in earnings estimates by analysts;

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changes in third-party reimbursement practices;

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regulatory developments;

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intellectual property developments;

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reports of results of clinical trials;

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the commencement of material litigation against us or our collaborators; or

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fluctuations in the economy or general market conditions.

In addition, stock markets in general, and the market for shares of biopharmaceutical and life science companies in particular, have experienced extreme price and volume fluctuations in recent years that may be unrelated to the operating performance of the affected companies. These broad market fluctuations may cause the market price for our common shares to decline. The market price of our common shares could decline below its current price and may fluctuate significantly in the future. These fluctuations may or may not be related to our performance or prospects.

In the past, market investors have often instituted securities class action litigation after periods of volatility in the market price of a company’s securities. If one of our shareholders files a securities class action suit, we could incur substantial legal fees and our management’s attention and resources could be diverted from operating our business in order to respond to the litigation.

 U.S. investors may not be able to obtain enforcement of civil liabilities against us.

We were formed under the laws of British Columbia, Canada. A substantial portion of our assets are located outside the U.S. In addition, a majority of the members of our board of directors and our officers are residents of countries other than the U.S. As a result, it may be impossible for U.S. investors to affect service of process within the U.S. upon us or these persons or to enforce against us or these persons any judgments in civil and commercial matters, including judgments under U.S. federal or state securities laws. In addition, a Canadian court may not permit U.S. investors to bring an original action in Canada or to enforce in Canada a judgment of a state or federal court in the U.S.

Laws and provisions in our notice of articles and articles and shareholder rights plan could delay or deter a change in control.

Our notice of articles and articles allow for the issuance of preference shares. The board of directors may set the rights and preferences of any series of preference shares in its sole discretion without the approval of the holders of our common shares. The rights and preferences of the preference shares may be superior to those of the common shares. Accordingly, the issuance of preference shares also could have the effect of delaying or preventing a change of control of our company. In addition, under the Business Corporations Act (British Columbia), some business combinations, including a merger or reorganization or the sale, lease or other disposition of all or a substantial part of our assets, must be approved by at least three-quarters of the votes cast by our shareholders in aggregate or, in some cases, approved by at least three-quarters of the votes cast by holders of each class of shares.  In some cases, a business combination must be approved by a court. Shareholders may also have a right to dissent from the transaction, in which case, we would be required to pay dissenting shareholders the fair value of their common shares provided they have followed the required procedures. There are, at present, no preference shares outstanding.

In addition, our shareholders adopted a shareholder rights plan which provides for substantial dilution to an acquiror unless either the acquiror makes a bid to all shareholders, which, among other things, is held open for at least 60 days and is accepted by independent shareholders holding at least 50% of the outstanding common shares, or the bid is otherwise approved by our board of directors.  This shareholder rights plan was amended and restated on June 9, 2005, and has a term of nine years, subject to reconfirmation by the shareholders at the annual general meetings in 2008 and 2011.

Furthermore, all of our executive officers have contractual rights under employment agreements to have their stock options vest immediately and obtain 12 to 24 months severance pay in the event of a change of control of our company.

Limitations on the ability to acquire and hold our common shares may be imposed by the Competition Act (Canada). This legislation permits the Commissioner of Competition to review any acquisition of a significant interest in our company. This legislation grants the Commissioner jurisdiction to challenge such an acquisition before the Competition Tribunal if the Commissioner believes that it would, or would be likely to, result in a substantial lessening or prevention of competition in any market in Canada. The Investment Canada Act (Canada) subjects an acquisition of control of a company by a non-Canadian to government review if the value of our assets as calculated pursuant to the legislation exceeds a threshold amount which, for an investor from a World Trade Organization member country, was CDN$281 million in 2007. A reviewable acquisition may not proceed unless the relevant minister is satisfied or is deemed to be satisfied that there is likely to be a net benefit to Canada from the transaction.

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Each of these matters could delay or deter a change in control that would be attractive to, and provide liquidity for, shareholders, and could limit the price that investors are willing to pay in the future for our common shares.

Recent General Litigation

On March 23, 2006, RoundTable as Seller Representative, Angiotech as Buyer, and LaSalle Bank as Escrow Agent, executed an Escrow Agreement in connection with our acquisition of AMI.  Under the terms of the Escrow Agreement, Angiotech deposited with LaSalle Bank the amount of $20 million.  On April 4, 2007, Angiotech filed an escrow claim with LaSalle Bank, directing LaSalle to distribute the $20 million to Angiotech.  RoundTable filed a Notice of Objection to Angiotech's escrow claim.  LaSalle Bank filed suit on July 3, 2007, in the Circuit Court of Cook County, Illinois, County Department, Chancery Division, requesting that it be allowed to pay the amounts held to the Clerk of the Circuit Court of Cook County, or to the Defendant(s) to which the amounts belong, as determined by the Court.  This litigation is on-going.

Outstanding Share Data

As of March 10, 2008, there were 85,073,983 common shares issued and outstanding for a total of $472.6 million in share capital.  At March 10, 2008, we had 7,675,944 CDN dollar stock options outstanding under the Angiotech Pharmaceuticals, Inc. stock option plan (of which 6,246,810 were exercisable) at a weighted average exercise price of CDN$15.55. We also had 1,051,218 U.S. dollar stock options outstanding under this plan at March 10, 2008, (of which 318,933 were exercisable) at a weighted average exercise price of U.S. $9.39. Each CDN dollar stock option and U.S. dollar stock option is exercisable for one common share of Angiotech Pharmaceuticals, Inc.

As of March 10, 2008, there were 115 stock options outstanding in the AMI stock option plan (of which none were exercisable). Each AMI stock option is exercisable for approximately 3,852 common shares of Angiotech Pharmaceuticals, Inc. upon exercise at a weighted average exercise price of USD $15.44.

Pg 43 of 43

CONSOLIDATED FINANCIAL STATEMENTS

ANGIOTECH PHARMACEUTICALS, INC.

December 31, 2007 and 2006
(audited)

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements have been prepared by management in accordance with U.S. generally accepted accounting principles and have been approved by the Board of Directors.

In support of this responsibility, management maintains a system of disclosure controls and procedures and internal controls to provide reasonable assurance as to the reliability of financial information and the safeguarding of assets. The consolidated financial statements include amounts, which are based on the best estimates and judgments of management.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control. The Board of Directors exercises this responsibility principally through the Audit Committee. The Audit Committee consists of three directors not involved in the daily operations of the Company. The Audit Committee meets with management and the external auditors to satisfy itself that management’s responsibilities are properly discharged and to review the financial statements prior to their presentation to the Board of Directors for approval.

The external auditors, PricewaterhouseCoopers LLP conduct an independent examination, in accordance with the standards of the Public Company Accounting Oversight Board (United States), and express their opinion on the consolidated financial statements. The external auditors have free and full access to the Audit Committee with respect to their findings concerning the fairness of financial reporting and the adequacy of internal controls.

/s/ Dr. William L. Hunter	/s/ K. Thomas Bailey
Dr. William L. Hunter	K. Thomas Bailey
President and CEO	CFO

Management's Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended. Our internal control system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

Management has evaluated the effectiveness of the Company's internal control over financial reporting as at December 31, 2007 based on the criteria in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual financial statements will not be prevented or detected.

Management identified a material weakness in its internal control over financial reporting as at December 31, 2007 because it did not maintain effective controls over the accounting for income taxes, including the determination and reporting of current income taxes payable, deferred tax assets and the related income tax provisions. Specifically, we did not have sufficient personnel to enable us to properly consider and apply generally accepted accounting principles for income taxes, review, monitor the accuracy and completeness of certain components of the income tax provision calculations and the related deferred taxes and current income taxes payable and ensure that the rationale for certain tax positions was appropriate. This material weakness resulted in the restatement of the Company’s audited consolidated financial statements for the year ended December 31, 2006 and audit adjustments to the aforementioned accounts and disclosures in the Company’s consolidated financial statements for the year ended December 31, 2007. In addition, until remediated, this material weakness could result in a misstatement in the tax-related accounts and disclosures described above resulting in a material misstatement to the Company’s annual consolidated financial statements and disclosures that would not be prevented or detected.

As a result of the material weakness described above, management has concluded that, as of December 31, 2007, the Company’s internal control over financial reporting was not effective.

The effectiveness of the Company’s internal control over financial reporting as at December 31, 2007 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

/s/ Dr. William L. Hunter	/s/ K. Thomas Bailey
Dr. William L. Hunter	K. Thomas Bailey
President and CEO	CFO

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Angiotech Pharmaceuticals, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders’ equity and cash flows present fairly, in all material respects, the financial position of Angiotech Pharmaceuticals, Inc. and its subsidiaries at December 31, 2006 and 2007, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) because a material weakness in internal control over financial reporting related to the accounting for taxes existed as of that date. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual financial statements will not be prevented or detected on a timely basis. The material weakness referred to above is described in the accompanying Management’s Report on Internal Control over Financial Reporting. We considered this material weakness in determining the nature, timing, and extent of audit tests applied in our audit of the December 31, 2007 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements. The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in management's report referred to above. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 3 to the consolidated financial statements, effective January 1, 2007, the Company changed the manner in which it accounts for uncertainty in taxes and, effective January 1, 2006, the Company changed the manner in which it accounts for stock-based compensation.

As discussed in Note 1(b) to the consolidated financial statements, the Company has restated its financial statements as at and for the year ended December 31, 2006.

The consolidated financial statements of the Company as of December 31, 2005 and for the year then ended, prior to the change in composition of operating segments described in Note 21, were audited by other auditors whose report dated February 10, 2006, except as to note 26, which was dated September 13, 2006, expressed an unqualified opinion on those statements. As described in Note 21, the Company changed the composition of its reportable segments in 2007 and the amounts in the 2005 financial statements relating to reportable segments have been restated to conform to the 2007 composition of reportable segments. We audited the adjustments that were applied to restate the disclosure of reportable segments in the 2005 financial statements. In our opinion, such adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2005 consolidated financial statements of the Company other than with respect to such adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2005 consolidated financial statements taken as a whole.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP (signed)
Vancouver, British Columbia
March 12, 2008

Angiotech Pharmaceuticals, Inc.
CONSOLIDATED BALANCE SHEETS
(All amounts expressed in thousands of U.S. dollars)

	December 31,	December 31,
	2007	2006
		(restated)
ASSETS
Current assets
Cash and cash equivalents [note 7]	$91,326	$99,332
Short-term investments [note 8]	-	9,285
Accounts receivable	22,678	25,231
Inventories [note 9]	33,647	33,039
Deferred income taxes, current portion [note 18]	5,964	7,061
Prepaid expenses and other current assets	7,070	7,145
Assets from discontinued operations, current portion [note 4]	-	2,365
Total current assets	160,685	183,458
Long-term investments [note 10]	24,456	53,840
Property, plant and equipment [note 11]	59,187	59,783
Intangible assets [note 12]	225,889	247,199
Goodwill [note 12]	659,511	638,355
Deferred income taxes [note 18]	-	4,804
Deferred financing costs [note 15]	13,600	14,845
Other assets	6,780	7,224
Assets from discontinued operations [note 4]	-	15,116
Total assets	$1,150,108	$1,224,624
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities [note 13]	$47,489	$49,662
Income taxes payable	7,914	6,068
Interest payable on long-term debt	7,327	6,614
Deferred revenue, current portion	210	630
Deferred income taxes, current portion [note 18]	-	2,598
Liabilities from discontinued operations, current portion [note 4]	-	1,994
Total current liabilities	62,940	67,566
Deferred revenue	1,211	1,421
Deferred leasehold inducement [note 14]	2,794	2,631
Deferred income taxes [note 18]	59,368	75,017
Other tax liability [note19]	4,693	-
Long-term debt [note 15]	575,000	575,000
Other liabilities	2,030	2,065
Liabilities from discontinued operations [note 4]	-	2,232
Total non-current liabilities	$645,096	$658,366
Commitments and contingencies [note 20]
Stockholders’ equity
Share capital [note 16]
Authorized:
200,000,000 Common shares, without par value
50,000,000 Class I Preference shares, without par value
Common shares issued and outstanding:
December 31, 2007 – 85,073,983
December 31, 2006 – 84,983,735	472,618	472,390
Additional paid-in capital	29,669	25,082
Accumulated deficit	(102,497)	(34,893)
Accumulated other comprehensive income	42,282	36,113
Total stockholders’ equity	442,072	498,692
	$1,150,108	$1,224,624

See accompanying notes to the consolidated financial statements

On behalf of the Board:

/s/ David T. Howard	/s/ Arthur Willms
Director	Director

Angiotech Pharmaceuticals, Inc.
CONSOLIDATED STATEMENTS OF OPERATIONS
(All amounts expressed in thousands of U.S. dollars, except share and per share data)

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2007	2006	2005
		(restated)

REVENUE
Royalty revenue	$116,659	$175,254	$189,203
Product sales, net	170,193	138,590	5,334
License fees	842	1,231	5,111

	287,694	315,075	199,648

EXPENSES
License and royalty fees	18,652	25,986	28,345
Cost of products sold	94,949	69,543	5,653
Research and development	53,963	45,393	31,988
Selling, general and administration	99,315	78,933	37,837
Depreciation and amortization	33,429	36,014	9,540
In-process research and development [note 17]	8,125	1,042	54,957

	308,433	256,911	168,320

Operating (loss) income	(20,739)	58,164	31,328
Other (expenses) income:
Foreign exchange (loss) gain	(341)	515	1,092
Investment and other income	10,393	6,235	10,006
Interest expense on long-term debt	(51,748)	(35,502)	-
Write-down of deferred financing costs [note15]	-	(9,297)	-
Write-down of investment	-	-	(5,967)
Loss on redemption of available for-sale securities	(8,157)	-	-

Total other (expenses) income	(49,853)	(38,049)	5,131
(Loss) income from continuing operations before income
taxes and cumulative effect of change in accounting policy	(70,592)	20,115	36,459

Income tax (recovery) expense [note 18]	(14,545)	2,092	28,055
(Loss) income from continuing operations before cumulative
effect of change in accounting policy	(56,047)	18,023	8,404

Loss from discontinued operations, net of income taxes [note 4]	(9,893)	(7,708)	(9,591)
Cumulative effect of change in accounting policy [note 3]	-	399	-

Net (loss) income	$(65,940)	$10,714	$(1,187)

Basic net income (loss) per common share [note 24]:
Continuing operations	$(0.66)	$0.21	$0.10
Discontinued operations	(0.12)	(0.09)	(0.11)
Total	$(0.78)	$0.12	$(0.01)
Diluted net income (loss) per common share [note 24]:
Continuing operations	$(0.66)	$0.21	$0.10
Discontinued operations	(0.12)	(0.09)	(0.11)
Total	$(0.78)	$0.12	$(0.01)

Basic weighted average number of common shares outstanding (in thousands)	85,015	84,752	84,121
Diluted weighted average number of common shares outstanding (in thousands)	85,015	85,437	85,724

See accompanying notes to the consolidated financial statements

Angiotech Pharmaceuticals, Inc.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(All amounts expressed in thousands of U.S. dollars, except share data)

	Common Shares				Accumulated
			Additional		other
			paid-in	Accumulated	comprehensive	Comprehensive	Total
	Shares	Amount	capital	deficit	income	income	stockholders’
							equity
Balance at December 31, 2004	83,957,950	$451,532	$14,335	$(44,420)	$20,379		$441,826

Exercise of stock options for cash	333,567	3,314					3,314
Stock-based compensation			6,072				6,072
Income tax benefit related to share issuance
costs		8,793					8,793
Income tax benefit related to stock options			1,522				1,522
Net unrealized gain on available-for-sale
securities, net of taxes					2,237	$2,237	2,237
Reclassification of net unrealized loss on
available-for-sale securities, net of taxes					103	103	103
Net loss				(1,187)		(1,187)	(1,187)
Comprehensive income						$1,153

Balance at December 31, 2005	84,291,517	$463,639	$21,929	$(45,607)	$22,719		$462,680

Exercise of stock options for cash	692,218	8,751	(2,266)				6,485
Stock-based compensation			5,818				5,818
Cumulative effect of change in accounting
principle			(399)				(399)
Net unrealized gain on available-for-sale
securities, net of taxes					1,543	$1,543	1,543
Reclassification of net unrealized gain on
available-for-sale securities, net of taxes					(66)	(66)	(66)
Cumulative translation adjustment (restated)					11,917	11,917	11,917
Net loss (restated)				10,714		10,714	10,714
Comprehensive income (restated)						$24,108

Balance at December 31, 2006 (restated)	84,983,735	$472,390	$25,082	$(34,893)	$36,113		$498,692

Adjustment for the adoption of FASB
interpretation No. (FIN) 48				(1,664)			(1,664)
Exercise of stock options for cash	90,248	228					228
Stock-based compensation			4,587				4,587
Net unrealized loss on available-for-sale
securities, net of taxes					(9,567)	$(9,567)	(9,567)
Reclassification of net unrealized loss on
available-for-sale securities, net of taxes					3,097	3,097	3,097
Cumulative translation adjustment					12,639	12,639	12,639
Net loss				(65,940)		(65,940)	(65,940)
Comprehensive loss						$(59,771)

Balance at December 31, 2007	85,073,983	$472,618	$29,669	$(102,497)	$42,282		$442,072

See accompanying notes to the consolidated financial statements

Angiotech Pharmaceuticals, Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(All amounts expressed in thousands of U.S. dollars)

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2007	2006	2005
		(restated)

OPERATING ACTIVITIES
Net (loss) income	$(65,940)	$10,714	$(1,187)
Adjustments to reconcile net income to cash provided by
operating activities:
Depreciation and amortization	37,892	40,399	11,999
Unrealized foreign exchange gain (loss)	(742)	-	(288)
(Gain) loss on sale of subsidiary	-	(47)	1,300
Loss (gain) on disposition of assets held for sale	1,156	(681)	-
Loss on redemption of securities	647	287	-
Write-down of deferred financing costs	-	9,297	-
Write-down of investment	-	-	5,967
Impairment of assets from discontinued operations	8,879	7,700	8,610
Deferred income taxes	(10,386)	(17,989)	5,895
License fees	-	-	(3,848)
Stock-based compensation expense	4,587	5,818	6,072
Deferred revenue	(630)	(1,211)	737
Non-cash interest expense	2,245	2,019	-
In-process research and development	8,125	1,042	54,957
Other	(530)	1,713	180
Cumulative effect of change in accounting principle	-	(399)	-
Net change in non-cash working capital items relating to
operations [note 25]	9.135	(2,791)	(1,515)
Cash (used in) provided by operating activities	(5,562)	55,871	88,879

INVESTING ACTIVITIES
Purchase of short-term investments	-	(132,763)	(314,576)
Proceeds from short-term investments	9,285	264,927	334,345
Purchase of long-term investments	(15,000)	(10,147)	(129,465)
Proceeds from long-term investments	22,965	129,670	29,625
Purchase of property, plant and equipment	(7,131)	(10,851)	(3,996)
Proceeds on disposal of property and equipment	-	-	94
Acquisition of businesses, net of cash acquired	-	(820,953)	(14,000)
Purchase of intangible assets	(6,466)	(285)	-
Proceeds from sale of intangible asset	-	3,400	-
Proceeds from sale of assets held for sale	4,832	6,442	2,257
In-process research and development	(8,125)	(1,042)	(51,548)
Other assets	(101)	(3,606)	(1,010)
Cash provided by (used in) investing activities	259	(575,208)	(148,274)

FINANCING ACTIVITIES
Principal repayment of long-term obligations	-	(350,000)	-
Proceeds from long-term obligations	-	925,000	-
Deferred financing costs on long-term obligations	(1,865)	(24,559)	-
Proceeds from stock options exercised	228	6,485	3,314
Cash (used in) provided by financing activities	(1,637)	556,926	3,314
Effect of exchange rate changes on cash	(1,066)	(420)	-
Net (decrease) increase in cash and cash equivalents	(8,006)	37,169	(56,081)
Cash and cash equivalents, beginning of year	99,332	62,163	118,244
Cash and cash equivalents, end of year	$91,326	$99,332	$62,163

Supplemental note disclosure [note 25]

See accompanying notes to the consolidated financial statements

Angiotech Pharmaceuticals, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Angiotech Pharmaceuticals, Inc. (the “Company”), is incorporated under the Business Corporations Act (British Columbia). The Company is a specialty pharmaceutical and medical device company that discovers, develops and markets innovative technologies and medical products primarily for local diseases or for complications associated with medical device implants, surgical interventions and acute injury.

1.	BASIS OF PRESENTATION

(a)	These consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). All amounts herein are expressed in U.S. dollars unless otherwise noted. All tabular amounts are expressed in thousands of U.S. dollars, except share and per share data, unless otherwise noted.

(b)	The Company has restated its financial statements as at and for the year ended December 31, 2006 to correct errors in accounting for income taxes. These errors arose from using incorrect tax rates for determining certain deferred tax balances, incorrect calculations of certain tax credits and incorrect adjustments of changes in estimates between the 2005 income tax provision and the 2005 income tax returns. Years prior to 2006 were not affected by these errors. In addition, the Company corrected certain other amounts disclosed in the income tax rate reconciliation for 2006 and the composition of deferred income tax balances as at December 31, 2006. These errors aggregated to adjustments to the income tax provision of $7,298,000, deferred income tax balances of $1,900,000 and current taxes payable of $5,398,000 resulting in an increase in net income for 2006 of $7,298,000.

The Company also recorded certain other adjustments related to 2006 unadjusted differences that were considered not to be material at the time the 2006 consolidated financial statements were prepared. These include increased expense for: i) certain capitalized inventory variances of $580,000; ii) adjustments of $700,000 to the fair value of inventory acquired in the AMI acquisition (note 5 (a)); and iii) internal travel costs of $380,000 related to the AMI acquisition and a litigation expense accrual of $680,000 for the resolution of a loss contingency, affecting selling, general and administration expense. The increased expense is partially offset by a reduction in stock based compensation expense of $282,000 resulting from a calculation error. The Company also reclassified fees of $577,000 to royalty expense that had previously been recorded in selling, general and administration, offset partially by a reclassification of a $196,000 reduction in license costs that had previously been recorded in cost of products sold. Adjusting these items results in an increase in license and royalty fees of $381,000, an increase in cost of products sold of $1,476,000, an increase in selling, general and administration of $201,000, a decrease in income from continuing operations before income taxes of $2,058,000 and a decrease in net income of $1,169,000 (net of income taxes of $889,000).

In addition, the Company reclassified $7,811,000 from deferred income taxes to prepaid expenses and other assets, and $2,065,000 to other liabilities; $2,200,000 from additional paid in capital to share capital to reflect stock option exercises; and increased the cumulative translation adjustment by $10,012,000 to record certain amounts related to foreign operations that have a functional currency which differs from the parent’s reporting currency.

The following table present the impact of the restatement:

For the year ended December 31, 2006	As Previously Reported	Restated

Statement of Operations
License and royalty fees	$25,605	$25,986
Cost of products sold	68,067	69,543
Selling, general and administration	78,732	78,933
Operating Income	60,222	58,164
Income from continuing operations before income taxes	22,173	20,115
Income tax expense	10,279	2,092
Net income	4,585	10,714
Basic net income per common share	0.05	0.12
Diluted net income per common share	0.05	0.12

Statement of Cash Flows
Net income	4,585	10,714
Deferred income taxes	(21,204)	(17,989)
Stock-based compensation	6,100	5,818
Other	(772)	1,713
Net change in working capital	9,416	(2,791)
Acquisition of businesses, net of cash acquired	(822,033)	(820,953)

As at December 31, 2006	As Previously Reported	Restated

Balance Sheet
Inventory	33,619	33,039
Deferred income taxes, current portion	5,372	7,061
Prepaid expenses and other current assets	6,303	7,145
Intangible assets	224,954	247,199
Goodwill	630,770	638,355
Other assets	255	7,224
Accounts payable and accrued liabilities	48,982	49,662
Income taxes payable	11,724	6,068
Deferred income tax liability	69,215	75,017
Other liabilities	-	2,065
Share capital	470,190	472,390
Additional paid-in capital	27,564	25,082
Accumulated deficit	(41,022)	(34,893)
Accumulated other comprehensive income	26,101	36,113

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated on consolidation.

(b) Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting periods presented. Actual results could differ materially from these estimates.

(c) Foreign currency translation

The Company’s functional and reporting currency is the U.S. dollar. The assets and liabilities of foreign subsidiaries using the local currency as their functional currency are translated to U.S. dollars based on current exchange rates and any resulting translation adjustment is included in accumulated other comprehensive income/(loss). Revenues and expenses denominated in other than U.S. dollars are translated at average monthly rates.

The functional currency of the Company’s other foreign operations is the U.S. dollar. For these foreign operations, assets and liabilities denominated in other than U.S. dollars are translated at the period-end rates for monetary assets and liabilities and historical rates for non-monetary assets and liabilities. Revenues and expenses denominated in other than U.S. dollars are translated at average monthly rates. Gains and losses from this translation are recognized in the current consolidated statement of operations.

(d) Cash equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are recorded at cost plus accrued interest. The carrying value of these cash equivalents approximates its fair value.

(e) Short and long-term investments

The Company considers all highly liquid financial instruments with an original maturity greater than three months and less than one year to be short-term investments. Short-term and long-term investments that are classified as available-for-sale are carried at market value with unrealized gains or losses, net of tax, reflected in other comprehensive income (loss). The Company bases the cost of available-for-sale securities on the specific identification method.

Long-term investments where the Company exercises significant influence are accounted for using the equity method and long-term investments for which fair value is not readily determinable are recorded at cost. The Company reviews its long-term investments for indications of impairment by reference to quoted market prices, the results of operations, financial position of the investee and other evidence supporting the net realizable value of the investment. Whenever events or changes in circumstances indicate the carrying amount may not be recoverable and the impact of these events is determined to be other than temporary, the investment is written down to its estimated fair value and the resulting losses are included in the determination of income for the period.

(f) Allowance for doubtful accounts

Accounts receivable are presented net of an allowance for doubtful accounts. In determining the allowance for doubtful accounts, which includes specific reserves, the Company reviews accounts receivable agings, customer financial strength, credit standing and payment history to assess the probability of collection. The Company continually monitors the collectibility of the receivables. Receivables are written off when management determines they are uncollectible.

(g) Inventories

Raw materials are recorded at the lower of cost, determined on a specific item basis, and replacement cost. Work-in-process, which includes inventory stored at a stage preceding final assembly and packaging, and finished goods are recorded at the lower of cost, determined on a standard cost basis which approximates average cost, and net realizable value.

(h) Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the following terms:

Buildings	40 years
Leasehold improvements	Term of the lease
Manufacturing equipment	3 – 10 years
Research equipment	5 years
Office furniture and equipment	3 – 10 years
Computer equipment	3 – 5 years

Tooling costs related to reorganization are expensed as incurred.

(i) Goodwill and intangible assets

Goodwill represents the difference between the purchase price and the estimated fair market value of the net assets acquired when accounted for by the purchase method of accounting. In accordance with FAS 142, Goodwill and Intangible Assets, goodwill is not amortized and is pushed-down to the reporting entities. The Company tests goodwill for impairment annually in all of the Company’s reporting units. The latest impairment test was conducted in October 31, 2007, and there is no impairment.

Intangible assets with finite lives are amortized based on their estimated useful lives. Amortization of intangible assets with finite lives is provided using the straight-line method over the following terms:

Acquired technologies	2 - 10 years
Customer relationships	10 years
In-licensed technologies	5 - 10 years
Trade name and other	2 - 12 years

(j) Impairment of long-lived assets

Goodwill and indefinite life intangible assets acquired in a business combination are tested for impairment on an annual basis and at any other time if an event occurs or circumstances change that would indicate that an impairment may exist. When the carrying value of a reporting unit’s goodwill or indefinite life intangible assets exceeds its fair value, an impairment loss is recognized in an amount equal to the excess.

The Company reviews the carrying value of intangible assets with finite lives, property, plant and equipment and other long-lived assets for existence of facts or changes in circumstances that might indicate a condition of impairment. If estimates of undiscounted future cash flows expected to result from the use of an asset and its eventual disposition are less than the carrying amount, then the carrying amount of the asset is written down to its fair value.

(k) Revenue recognition

(i) Royalty revenue

Royalty revenue is recognized when the Company has fulfilled the terms in accordance with the contractual agreement, has no future obligations, the amount of the royalty fee is determinable and collection is reasonably assured. The Company records royalty revenue from Boston Scientific Corporation (“BSC”) on a cash basis due to the inability to accurately estimate the BSC royalty before the reports and payments are received by the Company.

(ii) Product sales

Revenue from product sales, including shipments to distributors, is recognized when the product is shipped from the Company’s facilities to the customer provided that the Company has not retained any significant risks of ownership or future obligations with respect to products shipped. Revenue from product sales is recognized net of provisions for future returns. These provisions are established in the same period as the related product sales are recorded and are based on estimates derived from historical experience.

Revenue is considered to be realized or realizable and earned when all of the following criteria are met: persuasive evidence of a sales arrangement exists; delivery has occurred or services have been rendered; the price is fixed or determinable; and collectibility is reasonably assured. These criteria are generally met at the time of shipment when the risk of loss and title passes to the customer or distributor.

The Company records net product sales on a gross basis as it meets the principal criteria under EITF Issue No. 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent. This revenue is recorded on a gross basis since the Company incurs credit risk from the customer, bears the risk of loss for incomplete shipments and does not receive a separate fee or commission for the transaction.

Amounts billed to customers for shipping and handling are included in revenue. Where applicable, revenue is recorded net of sales taxes. The corresponding costs for shipping and handling are included in cost of products sold.

(iii) License fees

License fees are comprised of initial fees and milestone payments derived from collaborative and other licensing arrangements. Non-refundable milestone payments are recognized upon the achievement of specified milestones when the milestone payment is substantive in nature, the achievement of the milestone was not reasonably assured at the inception of the agreement and the Company has no further significant involvement or obligation to perform under the arrangement. Initial fees and non-refundable milestone payments received which require the ongoing involvement of the Company are deferred and amortized into income on a straight-line basis over the period of the ongoing involvement of the Company.

(l) Income taxes

Income taxes are accounted for under the liability method. Deferred tax assets and liabilities are recognized for the temporary differences between the financial statement and income tax bases of assets and liabilities, and for operating losses and tax credit carry forwards. Investment tax credits for qualified research and development expenditures are recognized as a reduction of income tax expense in the period in which the Company becomes entitled to the tax credits. A valuation allowance is provided for the portion of deferred tax assets that is more likely than not to be unrealized. Deferred tax assets and liabilities are measured using the enacted tax rates and laws.

(m) Accounting for Uncertainty in Income Taxes

Effective January 1, 2007, the Company adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109 or FIN 48. FIN 48 requires the recognition of the effect of uncertain tax positions where it is more likely than not based on technical merits that the position would be sustained. The Company recognizes the amount of the tax benefit that has a greater than 50 percent likelihood of being ultimately realized upon settlement. It further requires that a change in judgment related to the expected ultimate resolution of uncertain tax positions be recognized in the year of such change. Accrued interest and penalties related to unrecognized tax benefits are recorded in income tax expense in the current year.

(n) Research and development costs

Research and development expenses are comprised of costs incurred in performing research and development activities including salaries and benefits, clinical trial and related clinical manufacturing costs, contract research costs, patent procurement costs, materials and supplies, and other operating and occupancy costs. Amounts paid for medical technologies used solely in research and development activities and with no alternative future use are expensed in the year incurred.

(o) In process research and development costs

In-process research and development costs, including upfront fees, and milestones paid to collaborators are expensed in the year incurred if the technology has not demonstrated technological feasibility and does not have any alternative future use.

(p) Net (loss) income per common share

Net (loss) income per common share is calculated using the weighted average number of common shares outstanding during the period, excluding contingently issuable shares, if any. Diluted net income per common share is calculated using the treasury stock method which uses the weighted average number of common shares outstanding during the period and also includes the dilutive effect of potentially issuable common shares from outstanding stock options.

(q) Stock-based compensation

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards Board (“SFAS”) No. 123(R) “Share-Based Payment”, a revision to SFAS 123 “Accounting for Stock-Based Compensation”. SFAS 123(R) requires the Company to recognize the grant date fair value of share-based compensation awards granted to employees over the requisite service period. The compensation expense recognized reflects estimates of award forfeitures at the time of grant and revised in subsequent periods, if necessary, if actual forfeiture rates differ from these estimates. The risk-free interest rate assumption is based upon observed interest rates appropriate for the expected term of the Company’s employee stock options. The Company used its historical volatility as a basis to estimate the expected volatility assumption used in the Black-Scholes model consistent with SFAS 123(R). The Company has not paid any dividends on common stock since its inception and does not anticipate paying dividends on its common stock in the foreseeable future. Generally, the stock options granted have a maximum term of five years and vest over a four year period from the date of the grant. When an employee ceases employment at the Company, any unexercised vested options granted will expire either immediately, within 365 days from the last date of service or on the original expiration date at the time the option was granted, as defined in the Company’s Stock Incentive Plan. The expected life of employee stock options is based on a number of factors including historic exercise patterns, cancellations and forfeiture rates, and the vesting period and contractual term of the options.

(r) Deferred leasehold inducement

Leasehold inducements are deferred and amortized to reduce rent expense on a straight line basis over the term of the lease.

(s) Deferred financing costs

Financing costs for long-term debt are capitalized and amortized on a straight-line basis which, approximates the effective-interest rate method to interest expense over the life of the debt instruments.

(t) Costs for patent litigation and legal proceedings

Costs for patent litigation or other legal proceedings are expensed as incurred and included in selling, general and administration expenses.

(u) Recent pronouncements

In September 2006, the FASB issued SFAS No. 157 Fair Value Measurements. SFAS 157 provides guidance for, among other things, the definition of fair value and the methods used to measure fair value. The provisions of SFAS 157 are effective for fiscal years beginning after November 15, 2007. The Company is assessing the potential impact that the adoption of SFAS 157 will have on its financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, or SFAS No. 159. The fair value option established by SFAS No. 159 permits, but does not require, all entities to choose to measure eligible items at fair value at specified election dates. An entity would report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS No. 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. The Company is currently assessing what the impact of the adoption of SFAS No. 159 will be on its financial position and results of operations.

In June 2007, the Emerging Issues Task Force issued EITF Issue 07-03, Accounting for Advance Payments for Goods or Services to Be Used in Future Research and Development, or EITF No. 07-03. EITF No. 07-03 addresses the diversity which exists with respect to the accounting for the non-refundable portion of a payment made by a research and development entity for future research and development activities. Under EITF No. 07-03, an entity would defer and capitalize non-refundable advance payments made for research and development activities until the related goods are delivered or the related services are performed. EITF No. 07-03 is effective for fiscal years beginning after December 15, 2007 and interim periods within those years. The Company does not expect the adoption of EITF No. 07-03 to have a material impact on its financial position or results of operations.

In November 2007, the Emerging Issues Task Force issued EITF Issue 07-01 Accounting for Collaborative Arrangements, or EITF No. 07-01. EITF No. 07-01 requires collaborators to present the results of activities for which they act as the principal on a gross basis and report any payments received from (made to) other collaborators based on other applicable GAAP or, in the absence of other applicable GAAP, based on analogy to authoritative accounting literature or a reasonable, rational, and consistently applied accounting policy election. Further, EITF No. 07-01 clarified that the determination of whether transactions within a collaborative arrangement are part of a vendor-customer (or analogous) relationship subject to Issue 01-9, Accounting for Consideration Given by a Vendor to a Customer . EITF No. 07-01 is effective for fiscal years beginning December 15, 2008. The Company has not yet completed its evaluation of EITF 07-01, but does not currently believe that it will have a material impact on the results of operations, financial position or cash flows.

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), Business Combinations, or SFAS No. 141(R). SFAS No. 141(R) will change the accounting for business combinations. Under SFAS No. 141(R), an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. SFAS No. 141(R) will change the accounting treatment and disclosure for certain specific items in a business combination. SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Accordingly, any business combinations we engage in will be recorded and disclosed following existing GAAP until January 1, 2009. The Company expects SFAS No. 141(R) will have an impact on accounting for business combinations once adopted but the effect is dependent upon acquisitions at that time. The Company is still assessing the impact of this pronouncement.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements —An Amendment of ARB No. 51, or SFAS No. 160. SFAS No. 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008. The Company has not completed its evaluation of the potential impact, if any, of the adoption of SFAS No. 160 on its consolidated financial position, results of operations and cash flows.

3.	CHANGES IN ACCOUNTING POLICY

Accounting for Uncertainty in Income Taxes

Effective January 1, 2007, the Company adopted FIN 48, Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109 .  FIN 48 is designed to reduce diversity and provide consistent accounting practices and criteria for how companies should recognize, measure, present, and disclose in their financial statements all significant uncertain tax positions. See note 19 for additional information regarding FIN 48.

Stock-based compensation

Effective January 1, 2006, the Company adopted SFAS No. 123(R) Share-Based Payments, a revision to SFAS 123, Accounting for Stock-Based Compensation.  SFAS 123(R) requires the Company to recognize the grant date fair value of share-based compensation awards granted to employees over the requisite service period.  Compensation expense recognized reflects estimates of award forfeitures and any change in estimates thereof are reflected in the period of change.

Pursuant to the provisions of SFAS 123(R), the Company applied the modified-prospective transition method. Under this method, the fair value provisions of SFAS 123(R) are applied to new employee share-based payment awards granted or awards modified, repurchased, or cancelled after January 1, 2006. Measurement and attribution of compensation costs for unvested awards at January 1, 2006, granted prior to the adoption of SFAS 123(R) are recognized based upon the provisions of SFAS 123(R), after adjustment for estimated forfeitures as discussed below. Accordingly, SFAS 123(R) no longer permits pro-forma disclosure for income statement periods after January 1, 2006 and compensation expense will be recognized for all share-based payments on grant-date fair value, including those granted, modified or settled prior to October 1, 2002, the date that the Company adopted SFAS 123. The Company expenses the compensation cost of share-based payments over the service period using the straight-line method. The fair values of options granted before and after the Company adopted SFAS 123(R) were valued using a Black-Scholes pricing model. See note 16 (c) for additional information regarding stock-based compensation.

Since the Company did not previously estimate forfeitures in the calculation of employee compensation expense under SFAS 123, upon adoption of SFAS 123(R), the Company recognized the cumulative effect of a change in accounting principle to reflect forfeitures for prior periods which resulted in an increase in net income of $399,000 in fiscal 2006. This cumulative effect had no impact on basic and diluted earnings per share.

Pro forma disclosure (unaudited)

For the comparative period, the following pro forma financial information presents the net income for the period from continuing operations and basic and diluted net income per common share from continuing operations had the Company recognized stock-based compensation for stock options granted to employees and directors using a fair value based method for all stock-based transactions prior to October 1, 2002. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model for pro forma assumptions.

Year ended
December 31, 2005
Income from continuing operations	$8,404
Add: Stock-based employee compensation expense included in net income above	6,072
Deduct: Total stock-based employee compensation expense using fair value based method
for all awards	(9,393)

Pro forma net income from continuing operations	$5,083
Basic net income per common share from continuing operations
As reported	$0.10
Pro forma	$0.06
Diluted net income per common share from continuing operations
As reported	$0.10
Pro forma	$0.06

4.	DISCONTINUED OPERATIONS

In the third quarter of 2006, the Company determined that certain operating subsidiaries in the Medical Products segment acquired through the American Medical Instruments Holdings, Inc. (“AMI”), acquisition were not aligned with the Company’s current business strategy and, consequently, began actively looking to dispose of these operations. These operations were categorized as discontinued and included the following AMI subsidiaries: American Medical Instruments, Inc. located in Dartmouth, Massachusetts; Point Technologies, Inc. located in Boulder, Colorado; and Point Technologies S.A. located in Costa Rica. On July 31, 2007, the Company completed the sale of 100% of the issued and outstanding shares of Point Technologies, Inc. for proceeds of $2.6 million and on August 30, 2007, the Company sold all of the assets and liabilities of the Dartmouth operations for proceeds of $2.2 million. Prior to the disposal of these operations, the assets and liabilities of these operations were shown separately on the balance sheet as current and long-term assets and current and long-term liabilities from discontinued operations and the net losses for these operations were shown separately on the statements of operations.

Management reviewed the carrying value of the discontinued operations and recorded impairment charges of $8.9 million, $7.7 million and $9.1 million for the years ended December 31, 2007, 2006 and 2005, respectively. The impairment charges were determined based on management’s best estimates of net proceeds on ultimate disposition and has been allocated proportionately to the assets from discontinued operations.

On December 30, 2005, the Company completed the sale of 100% of the outstanding shares of its Dutch subsidiary, MCTec Holding BV, including its operating subsidiary MCTec BV. The results of operations from the Dutch subsidiaries for the prior periods have been reported as discontinued operations in the Company’s Consolidated Statements of Operations.

In the fourth quarter of 2005, the Company decided to close down the offices of its subsidiary, NeuColl, Inc., and to terminate its distribution agreements. As a result of this decision, the results of operations from the NeuColl subsidiary for the current and prior periods have been reported as discontinued operations in the Company’s Consolidated Statements of Operations.

The assets and liabilities of the AMI subsidiaries included in discontinued operations have been presented in the Company’s Consolidated Balance Sheets under the captions “Assets from discontinued operations, current portion”, “Assets from discontinued operations”, “Liabilities from discontinued operations, current portion” and “Liabilities from discontinued operations.” The carrying amounts of the major classes of these assets and liabilities are as follows:

	As of	As of
	December 31,	December 31,
	2007	2006
ASSETS
Current assets
Accounts receivable	$-	$1,136
Inventories	-	1,142
Prepaid expenses and other current assets	-	87
Current assets from discontinued operations	-	2,365
Property, plant and equipment	-	4,545
Intangible assets	-	3,874
Goodwill	-	6,664
Other assets	-	33
Assets from discontinued operations	$-	$17,481
LIABILITIES
Accounts payable and accrued liabilities	$-	$1,994
Deferred income taxes	-	2,232
Liabilities from discontinued operations	$-	$4,226

The operating results of discontinued operations are included in the Consolidated Statements of Operations as “Loss from discontinued operations, net of income taxes.” The amounts for the years ended December 31, 2007, 2006 and 2005 are summarized as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2007	2006	2005

Revenues	$7,580	$10,092	$5,275
Operating loss	(632)	(4,045)	(1,646)
Other income (expense)	2	4	(99)
Loss on disposal of subsidiary	(1,993)	-	(1,300)
Impairment charge	(8,879)	(7,700)	(9,122)
Loss before income taxes	(11,502)	(11,741)	(12,167)
Income tax recovery	(1,609)	(4,033)	(2,576)
Loss from discontinued operations	$(9,893)	$(7,708)	$(9,591)
Loss per common share:
Basic	$(0.12)	$(0.09)	$(0.11)
Diluted	$(0.12)	$(0.09)	$(0.11)
Shares used in computing loss per share:
Basic	85,015	84,752	84,121
Diluted	85,015	85,437	85,724

5.	BUSINESS ACQUISITIONS

(a) American Medical Instruments Holdings, Inc.

On March 23, 2006, the Company completed the acquisition of 100% of the outstanding stock of privately held AMI, a leading independent manufacturer of specialty, single-use medical devices for $796.1 million. The primary purposes of this acquisition were to provide a commercial pipeline for the Company’s current platform, to significantly diversify the Company’s revenue base and to add global manufacturing, marketing and sales capabilities. The cost of the acquisition includes cash consideration of $787.9 million and direct and incremental third party acquisition costs of $8.2 million. Included in cash consideration is the cash cost of $35.9 million and $34.0 million to settle outstanding vested options and warrants, respectively, of AMI at the closing date of the acquisition. The AMI acquisition was financed utilizing funds from a Credit Facility and Senior Subordinated Notes offering (note 15) and cash on hand.

The acquisition was accounted for under the purchase method of accounting. Accordingly, the assets, liabilities, revenues and expenses of AMI are consolidated with those of the Company from March 23, 2006. Total fair value of the consideration given, determined at that date of acquisition and updated based on subsequent valuation procedures, was allocated to the assets acquired and liabilities assumed based upon their estimated fair values, as follows:

March 23, 2006
(restated)

Cash	$14,686
Accounts receivable, net	25,151
Income tax receivable	2,664
Inventory	29,243
Other receivables and current assets	18,227
Property, plant and equipment	48,500
Identifiable intangible assets	191,600
Goodwill	586,246
Deferred income tax asset	5,711
Current liabilities	(39,090)
Deferred income tax liability	(86,810)
$796,128
Consideration:
Cash consideration	$787,925
Direct acquisition costs	8,203
$796,128

Excluded from the consideration allocated to the net assets acquired is the fair value of AMI stock options issued in March 2006 which were contingent upon the completion of the acquisition. These AMI stock options are exercisable into Angiotech common shares and vest in future periods. The fair value of the AMI stock options was determined to be $6.9 million at the time of acquisition and will be recognized as compensation expense over the post acquisition requisite service period (note 16(b)).

The Company used the income approach to determine the fair value of AMI’s property, plant and equipment, identifiable intangible assets and amortizable intangible assets. The excess price of $586.2 million over the fair value of the net identifiable assets acquired was allocated to goodwill.

Various factors contributed to the establishment of goodwill, including: access to established manufacturing facilities and distribution centers for pipeline products; the value of AMI’s trained assembled work force as of the acquisition date; the expected revenue growth over time that is attributable to expanded indications and increased market penetration from future products and customers; the incremental value from drug coating existing medical devices; and the synergies expected to result from combining infrastructures, reducing combined operational spend and program reprioritization. Goodwill deductible for tax purposes approximates $14.0 million.

The identifiable intangible assets acquired primarily include customer relationships, licenses, intellectual property and trade names. These intangibles are amortized over their estimated lives, which are between five and twelve years.

Pursuant to the Purchase Agreement, $20.0 million of the original purchase price was placed in escrow at the time of the acquisition. In 2007, the Company filed a claim to recover the escrow amount, and the seller filed a notice of objection. At December 31, 2007, the litigation is ongoing.

(b) Quill Medical, Inc.

On June 26, 2006, the Company completed the acquisition of 100% of the outstanding stock of privately held Quill Medical, Inc. (“Quill”), a provider of specialized, minimally invasive aesthetic surgery and wound closure technology for $40.3 million.  The purpose of this acquisition was to acquire all of Quill's technology and intellectual property, including the self-anchoring suture technology product line, which under its current license agreement is marketed and sold for use in wound closure, aesthetic and cosmetic surgery.  The cost of the acquisition included initial cash consideration of $40.0 million plus direct and incremental third party acquisition costs of $0.3 million.  The Company is required to make additional contingent payments of up to $150 million payable in cash or common shares of the Company upon the achievement of certain revenue growth and development milestones.  These payments are primarily contingent upon the achievement of significant incremental revenue growth over a five year period, subject to certain conditions.  During 2007, the Company recorded an additional $10.0 million in goodwill relating to the achievement of certain of these milestones (Note 12(b)).

The acquisition was accounted for under the purchase method of accounting. Accordingly, the assets, liabilities, revenues and expenses of Quill are consolidated with those of the Company from June 26, 2006. Total fair value of the consideration given, determined at that date of acquisition and updated based on subsequent valuation procedures, was allocated to the assets acquired and liabilities assumed based upon their estimated fair values.

A valuation of Quill’s intangible assets was completed and the purchase price allocation was considered final as of March 31, 2007. The Company used the income approach to determine the fair value of the amortizable intangible assets. The excess price of $66.9 million was allocated to identifiable intangible assets and goodwill.

June 26, 2006

Accounts receivable	$92
Other current assets	43
Equipment	323
Identifiable intangible assets	50,000
Goodwill	16,973
Deferred income tax asset	2,557
Current liabilities	(104)
Deferred income tax liability	(19,584)
$50,300
Consideration:
Cash consideration	$50,000
Direct acquisition costs	300
$50,300

The primary factors that contributed to the establishment of goodwill included: the expected revenue growth over time that is attributable to expanded indications and increased market penetration from future products and customers and the synergies expected to result from combining infrastructures, reducing combined operational spend and program reprioritization. The goodwill acquired in the Quill acquisition is not deductible for tax purposes.

The identifiable intangible assets are comprised of the technology and intellectual property acquired. These intangibles will be amortized over their estimated lives of eight to nine years.

The Company had a pre-existing relationship with Quill at the time of the acquisition through an Exclusive Development, License and Distribution Agreement between Quill and a subsidiary of AMI. This relationship was settled at fair value of $nil when compared to pricing for other current market transactions for similar arrangements and consequently, did not result in any gain or loss.

(c) Pro forma information (unaudited)

The following unaudited pro forma information is provided for the acquisitions assuming they occurred at the beginning of the earliest period presented, January 1, 2005. The historical results for 2005 and 2006 combine the results of the Company with the historical results of AMI through to March 23, 2006 and of Quill through to June 26, 2006.

	Year ended	Year ended
	December 31,	December 31,
	2006	2005
	(restated)

Revenue	$350,026	$366,604
Net income (loss) from continuing operations, net of income taxes	8,007	(7,778)
Net income (loss) before change in accounting policy	324	(17,073)
Net income (loss)	$723	$(17,073)
Net income (loss) per share
Basic	$0.01	$(0.20)
Diluted	$0.01	$(0.20)

The information presented above is for illustrative purposes only and is not indicative of the results that would have been achieved had the acquisition taken place as of the beginning of the earliest period presented.

The unaudited pro forma information reflects interest on the purchase price calculated at the Company’s borrowing rate under its Credit Facility and Senior Subordinated Notes for the respective period. The pro forma net earnings for the years ended December 31, 2006 and 2005 include $24.4 million and $24.6 million, respectively of depreciation and amortization for purchased property and equipment and identifiable intangible assets.

6.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK

For certain of the Company’s financial instruments, including cash and cash equivalents, short term investments, accounts receivable, deposits, accounts payable and accrued liabilities, income taxes payable and interest payable, the carrying amounts approximate fair value due to their short-term nature. The total fair value of the long term debt approximates $516,906,000 as at December 31, 2007 (2006 - $544,407,000). The fair value of the long term debt is based primarily on quoted market prices at December 31, 2007 and 2006, and is not necessarily indicative of the amount that would be realized in a current market exchange.

Financial risk includes interest rate risk, exchange rate risk and credit risk. Interest rate risk arises due to the Company’s investments and long term debt bearing fixed interest rates. Foreign exchange rate risk arises as a portion of the Company’s investments which finance operations and a portion of the Company’s expenses are denominated in other than U.S. dollars. Credit risk arises as the Company provides credit to its customers in the normal course of business. The Company carries out credit evaluations of its customers on a continuing basis. At December 31, 2007, accounts receivable is net of an allowance for uncollectible accounts of $214,000 (2006 - $546,000). The Company does not use derivative instruments to hedge against any of these financial risks.

7.	CASH AND CASH EQUIVALENTS

Cash and cash equivalents includes the following:
	December 31,	December 31,
	2007	2006
U.S. dollars	$63,117	$66,059
Canadian dollars	21,188	18,233
Swiss francs	3,870	7,365
Euros	3,151	7,675
	$91,326	$99,332

8.	SHORT TERM INVESTMENTS

There were no short term investments as at December 31, 2007. Short-term investments as at December 31, 2006 of $9,285,000 consisted of an investment in available-for-sale equity securities in a biotechnology company.

9.	INVENTORIES

	December 31,	December 31,
	2007	2006
		(restated)
Raw materials	$8,357	$9,144
Work in process	12,772	13,738
Finished goods	12,518	10,157
	$33,647	$33,039

10.	LONG-TERM INVESTMENTS

		Gross	Gross	Approximate
		unrealized	unrealized	market and
December 31, 2007	Cost	gains	losses	carrying value

Available-for-sale equity securities	$22,188	$-	$(4,289)	$17,899
Investments recorded at cost	6,557	-	-	6,557
Long term investments	$28,745	$-	$(4,289)	$24,456

		Gross	Gross	Approximate
		unrealized	unrealized	market and
December 31, 2006	Cost	gains	losses	carrying value

Available-for-sale equity securities	$36,598	$5,279	$(4,382)	$37,495
Investments recorded at cost	16,345	-	-	16,345
Long term investments	$52,943	$5,279	$(4,382)	$53,840

Long-term investments as at December 31, 2007 and 2006 include investments in biotechnology companies with which the Company has collaborative agreements. Gross unrealized losses on long-term investments classified as available for sale at December 31, 2007 relate to two securities which has been in an unrealized loss position for less than three months. The Company has determined that the decline in value is due to variability inherent in the biotechnology industry and is therefore temporary in nature.

11.	PROPERTY, PLANT AND EQUIPMENT

		Accumulated	Net book
December 31, 2007	Cost	depreciation	value
Land	$10,692	$-	$10,692
Buildings	19,783	1,441	18,342
Leasehold improvements	10,647	3,722	6,925
Manufacturing equipment	21,041	5,246	15,795
Research equipment	6,804	3,511	3,293
Office furniture and equipment	3,703	1,995	1,708
Computer equipment	8,342	5,910	2,432
	$81,012	$21,825	$59,187

		Accumulated	Net book
December 31, 2006	Cost	depreciation	value
Land	$10,635	$-	$10,635
Buildings	18,564	559	18,005
Leasehold improvements	10,671	2,626	8,045
Manufacturing equipment	18,230	2,226	16,004
Research equipment	5,086	2,766	2,320
Office furniture and equipment	3,353	1,380	1,973
Computer equipment	7,271	4,470	2,801
	$73,810	$14,027	$59,783

Depreciation expense, including depreciation expense allocated to cost of goods sold, for the year ended December 31, 2007 amounted to $7,919,000 (2006 - $6,389,000; 2005 - $3,016,000).

12.	GOODWILL AND OTHER INTANGIBLE ASSETS

(a) Intangible Assets

		Accumulated	Net book
December 31, 2007	Cost	Amortization	Value
Acquired technologies	$127,316	$39,952	$87,364
Customer relationships	110,953	23,052	87,901
In-licensed technologies	56,042	17,341	38,701
Trade names and other	15,257	3,334	11,923
	$309,568	$83,679	$225,889

	Cost	Accumulated	Net book value
December 31, 2006	(restated)	Amortization	(restated)
Acquired technologies (i)	$120,878	$27,790	$93,088
Customer relationships (ii)	109,427	13,194	96,233
In-licensed technologies (iii)	55,359	10,717	44,642
Trade names and other (iv)	14,731	1,495	13,236
	$300,395	$53,196	$247,199

i)	Includes $44,700,000 acquired as part of AMI acquisition and $50,000,000 acquired as part of Quill acquisition (see note 5)
ii)	Includes $112,400,000 acquired as part of AMI acquisition (see note 5)
iii)	Includes $20,900,000 acquired as part of AMI acquisition (see note 5)
iv)	Includes $13,600,000 acquired as part of AMI acquisition (see note 5)

Amortization expense for the year ended December 31, 2007 amounted to $29,446,000 (year ended December 31, 2006 -$32,707,000; year ended December 31, 2005 - $6,983,000).

The following table summarizes the estimated amortization expense for each of the five succeeding fiscal years for intangible assets held as of December 31, 2007:

2008	$30,020
2009	29,656
2010	28,874
2011	28,737
2012	28,737

In December 2006, the Company entered into a definitive agreement with Orthovita Inc. (“Orthovita”) where Orthovita purchased the profit-sharing royalty rights for its VITAGEL surgical hemostat and CELLPAKER® Collection Device products under our license agreement for $9.0 million in cash. The Agreement also provides for the extension of the term of the license agreement from 2014 through July 2017, which covers the life of the licensed VITAGEL and CELLPAKER patent portfolio. Consequently, the Company fully amortized the unamortized balance of the underlying intangible assets relating to these products.

(b) Goodwill

The following table summarizes the changes in the carrying amount of goodwill for the two years ended December 31, 2007, in total and by reportable segment:

	Pharmaceutical	Medical	Total
	Technologies	Products
		(restated)	(restated)
Balance, December 31, 2005	$46,071	$-	$46,071
Goodwill acquired upon acquisition of AMI (note 5(a))	-	586,246	586,246
Goodwill acquired upon acquisition of Quill (note 5(b))	-	6,973	6,973
Foreign currency revaluation adjustments for goodwill
denominated in foreign currencies	-	8,665	8,665
Goodwill transferred to assets from discontinued
operations (note 4)	-	(9,600)	(9,600)
Balance, December 31, 2006	$46,071	$592,284	$638,355
Goodwill acquired upon milestone payment (note 5(b))	-	10,000	10,000
Goodwill related to FIN 48 accrual (note 19)	-	1,173	1,173
Goodwill transferred to Medical Products segment (i)	(22,578)	22,578	-
Foreign currency revaluation adjustments for goodwill
denominated in foreign currencies	-	9,983	9,983
Balance, December 31, 2007	$23,493	$636,018	$659,511

i)	In conjunction with the reorganization of segment reporting (note 21), the Company reclassified goodwill previously allocated in the pharmaceutical technologies, specifically, goodwill from Vascular Warp and CVC Anti-Infective to the medical products segment.

13.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31,	December 31,
	2007	2006
		(restated)
Trade accounts payable	$7,130	$11,221
Accrued license and royalty fees	5,697	6,511
Employee-related accruals	14,897	10,834
Accrued professional fees	8,530	8,832
Accrued contract research	834	2,114
Accrued milestone	-	5,000
Other accrued liabilities	10,401	5,150
	$47,489	$49,662

14.	DEFERRED LEASEHOLD INDUCEMENT

The deferred leasehold inducement is comprised of a tenant improvement allowance and is being amortized to reduce rental expense on a straight line basis over the term of the lease from October 2002 to July 2019.

15.	LONG-TERM DEBT

	December 31, 2007	December 31, 2006

Senior Floating Rate Notes (a)	$325,000	$325,000
7.75% Senior Subordinated Notes (b)	250,000	250,000
	$575,000	$575,000

(a)	Senior Floating Rate Notes

On December 11, 2006, the Company issued Senior Floating Rate Notes due December 1, 2013 in the aggregate principal amount of $325 million. The Senior Floating Rate Notes are unsecured senior obligations, are guaranteed by certain of the Company’s subsidiaries and rank equally in right of payment to all of the Company’s existing and future senior unsubordinated indebtedness. The guarantees of its guarantor subsidiaries are unconditional, joint and several. The Company has provided condensed consolidating guarantor financial information as at December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006 and 2005 (note 26).

At any time prior to June 1, 2008, the Company may redeem up to 35% of the aggregate principal amount of the Senior Floating Rate Notes at 100% of the principal amount plus a premium equal to the interest rate per annum applicable on the date the notice of redemption is given plus accrued and unpaid interest with the net cash proceeds of one or more public offerings of the Company’s equity securities. The Company may also choose to redeem the notes at any time prior to June 1, 2008 in whole or in part by paying a redemption price equal to the sum of:

(1)	100% of the principal amount of the Notes to be redeemed; plus

(2)	the Applicable Premium, being the greater of:

	a.	1.0% of the principal amount of a note at such time; or
	b.	the excess of the present value at such time of the redemption price of such note at June 1, 2008 plus any required interest payments due on such note through June 1, 2008 over the principal amount of the note.

On or after June 1, 2008, the Company may redeem all or a part of the Senior Floating Rate Notes at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest, if any, on the notes redeemed, to the applicable redemption date, if redeemed during the period beginning on the dates indicated below:

Year	Percentage (%)

June 1, 2008	104
December 1, 2008	103
December 1, 2009	102
December 1, 2010	101
December 1, 2011	100

In certain change of control situations, the Company is required to make an offer to purchase the then-outstanding Senior Floating Rate Notes at a price equal to 101% of their stated principal amount, plus accrued and unpaid interest to the applicable repurchase date, if any.

(b)	Senior Subordinated Notes

On March 23, 2006, the Company issued 7.75% Senior Subordinated Notes due April 1, 2014 in the aggregate principal amount of $250 million. The Senior Subordinated Notes were used to fund the Company's acquisition of AMI. The Senior Subordinated Notes and related Note guarantees provided by the Company and certain of its subsidiaries are subordinated to senior indebtedness. The Company has provided condensed consolidating guarantor financial information as of December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006 and 2005 (note 26).

At any time prior to April 1, 2009, the Company may redeem up to 35% of the aggregate principal amount of the Senior Subordinated Notes at 107.75% of the principal amount plus accrued and unpaid interest with the net cash proceeds of one or more offerings of the Company’s equity securities or convertible debt. The Company may also choose to redeem the Notes at any time prior to April 1, 2009, in whole or in part by paying a redemption price equal to the sum of:

(1)	100% of the principal amount of the notes to be redeemed; plus

(2)	the Applicable Premium, being the greater of:

	a.	1.0% of the principal amount of a note at such time; or
	b.	the excess of the present value at such time of the redemption price of such note at April 1, 2009 plus any required interest payments due on such note through April 1, 2009 over the principal amount of the Note.

On or after April 1, 2009, the Company may redeem all or a part of the Senior Subordinated Notes at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest, if any, on the notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on April 1 of the years indicated below:

Year	Percentage (%)

2009	105.813
2010	103.875
2011	101.938
2012 and thereafter	100.000

In certain change of control situations, the Company is required to make an offer to purchase the then-outstanding Senior Subordinated Notes at a price equal to 101% of their stated principal amount, plus accrued and unpaid interest to the applicable repurchase date, if any.

(c)	Credit Facility

On March 23, 2006, the Company entered into a $425 million senior secured facility (the “Credit Facility”) which included a $350 million senior secured term loan (the “Term Loan”) maturing March 23, 2013 and a $75 million revolving senior secured credit facility maturing March 23, 2011. Borrowings under the Credit Facility were comprised of Eurodollar loans and Base Rate loans. Eurodollar loans bore interest at an applicable rate based on the leverage ratio plus an adjusted LIBOR rate payable on the last day of the one, two or three month interest periods applicable to the borrowing. Base Rate loans bore interest at an applicable rate based on the leverage ratio plus the greater of (a) the Prime Rate and (b) the Federal Funds Effective Rate plus 0.5% payable on the last business day of each calendar quarter. The applicable rate for term loans ranged from 0.25% to 1.5% and the applicable rate for revolving loans ranged from 0% to 2%.

On December 11, 2006, the Company repaid the outstanding principal amount of the Term Loan of $319.9 million with the net proceeds from the Senior Floating Rate Notes offering plus cash on hand and terminated the revolving credit commitment.

(d)	Covenants

Material covenants in the indentures governing the Senior Subordinated Notes and Senior Floating Rate Notes (the “Indentures”) specify maximum or permitted amounts for certain types of capital transactions and restrict, and under specified circumstances prohibit, the payment of dividends by the Company. If the Senior Subordinated Notes or Senior Floating Rate Notes are rated investment grade and no event of default exists, certain covenants will no longer apply. Outstanding principal amounts and interest accrued and unpaid may become immediately due and payable upon the occurrence of events of default specified in the Indentures. There are also certain limitations on asset sales and subsequent use of proceeds pursuant to the Indentures. As of December 31, 2007, the Company was in compliance with all covenants and was not in breach of any provision of the Indentures governing the Senior Subordinated Notes and Senior Floating Rate Notes that would cause an event of default to occur.

(e)	Deferred Financing Costs

In 2007, the Company incurred debt issuance costs of $1,000,000 (2006 - $26,200,000) in connection with the issuance of long-term debt. Deferred financing costs are capitalized and amortized on a straight-line basis, which approximates the effective interest rate method, to interest expense over the life of the debt instruments.

		Accumulated	Write	Net Book
December 31, 2007	Cost	Amortization	Down	Value
Debt issuance costs relating to:
Senior floating rate notes	$8,000	$1,211	$-	$6,789
Senior subordinated notes	8,718	1,907	-	6,811
	$16,718	$3,118	$-	$13,600

		Accumulated	Write	Net Book
December 31, 2006	Cost	amortization	Down	Value
Debt issuance costs relating to:
Senior floating rate notes	$7,000	$56	$-	$6,944
Senior subordinated notes	8,718	817	-	7,901
Credit facility	10,443	1,146	9,297	-
	$26,161	$2,019	$9,297	$14,845

In 2006, the Company expensed the unamortized balance of debt issuance costs associated with the refinancing of the Credit Facility (note 15(c)) resulting in a write down of deferred financing costs of $9,297,000.

(f)	Interest

The Senior Floating Rate Notes bear interest at an annual rate of LIBOR (London Interbank Offered Rate) which is reset quarterly, plus 3.75% . Interest is payable quarterly in arrears on March 1, June 1, September 1, and December 1 of each year through to maturity.

The Senior Subordinated Notes bear interest at 7.75% annually payable in arrears on April 1, and October 1, of each year through to maturity.

The estimated interest payable for both the Senior Floating Rate Notes and the Senior Subordinated Notes over the next five years, assuming December 31, 2007 LIBOR rate of 4.70% are:

Year
2008	$47,649
2009	47,227
2010	47,227
2011	47,227
2012	47,303
Thereafter	56,915

16.	SHARE CAPITAL

a)	Authorized

200,000,000 Common shares without par value
50,000,000 Class I Preference shares without par value

The Class I Preference shares are issuable in Series. The directors may, by resolution, fix the number of shares in a series of Class I Preference shares and create, define and attach special rights and restrictions as required. None of these shares are currently issued and outstanding.

During the year ended December 31, 2007, the Company issued 90,248 common shares upon exercises of stock options (year ended December 31, 2006 – 692,218, year ended December 31, 2005 – 333,567). The Company issues new shares to satisfy stock option exercises.

b)	Stock Options

Angiotech Pharmaceuticals, Inc.

In June 2006, the stockholders approved the adoption of the 2006 Stock Incentive Plan (“2006 Plan”) which superseded the previous stock option plans. The 2006 Plan incorporated all of the options granted under the previous stock option plan and, in total, provides for the issuance of non-transferable stock-based awards to purchase up to 13,937,756 common shares to employees, officers, directors of the Company, and persons providing ongoing management or consulting services to the Company.

The Plan provides for, but does not require, the granting of tandem stock appreciation rights that at the option of the holder may be exercised instead of the underlying option. When the tandem stock appreciation right is exercised, the underlying option is cancelled. The optionee receives shares of common stock with a fair market value equal to the excess of the fair value of the shares subject to the option at the time of exercise (or the portion thereof so exercised) over the aggregate option price of the shares set forth in the option agreement. The exercise of tandem stock appreciation rights is treated as the exercise of the underlying option. The exercise price of the options is fixed by the Board of Directors, but will generally be at least equal to the market price of the common shares at the date of grant, and for options issued under the 2006 Plan and the 2004 Plan, the term may not exceed five years. For options grandfathered from the stock option plans prior to the 2004 Plan, the term did not exceed 10 years. Options granted are also subject to certain vesting provisions. Options generally vest monthly after being granted over varying terms from 2 to 4 years.

In October 2006, pursuant to the 2006 Plan, the Company issued to all optionees under the 2006 Plan, one tandem stock appreciation right for each option granted on or after October 1, 2002 that remains outstanding. The modification of the stock options did not result in a change in fair value.

A summary of CDN$ stock option transactions is as follows:

	No. of Optioned Shares	Weighted average exercise price (in CDN$)	Weighted average remaining contractual term (years)	Aggregate intrinsic value (in CDN$)
Outstanding at December 31, 2006	7,307,576	$16.98
Granted	1,290,000	8.56
Exercised	(90,248)	2.69
Forfeited	(831,384)	18.61
Outstanding at December 31, 2007	7,675,944	$15.55	3.16	$177
Exercisable at December 31, 2007	6,246,810	$16.59	2.98	$177

These options expire at various dates from February 5, 2008 to December 17, 2012.

A summary of U.S.$ stock option transactions is as follows:

	No. of Optioned Shares	Weighted average exercise price (in U.S.$)	Weighted average remaining contractual term (years)	Aggregate intrinsic value (in U.S.$)
Outstanding at December 31, 2006	211,968	$17.18
Granted	890,000	7.46
Forfeited	(50,750)	7.90
Outstanding at December 31, 2007	1,051,218	$9.39	3.73	$ -
Exercisable at December 31, 2007	318,933	$12.09	2.82	$ -

These options expire at various dates from January 26, 2010 to November 30, 2012.

American Medical Instruments Holdings, Inc. (“AMI”)

On March 9, 2006, AMI granted 304 stock options under AMI’s 2003 Stock Option Plan which were subject to closing the acquisition of AMI by the Company. Each AMI stock option will convert into approximately 3,852 Angiotech shares upon exercise. All outstanding options and warrants granted prior to the March 9, 2006 grant were settled and cancelled upon acquisition. Under the AMI stock option plan, options to purchase common stock of the Company may be granted to certain employees and directors at an exercise price equal to the estimated fair market value of the underlying stock on the date of grant. All options have a term of ten years and vest over a six year graded vesting schedule with certain provisions for accelerated vesting. No further stock options will be granted out of AMI’s 2003 Stock Option Plan. A total of 1,171,092 the Company’s shares were reserved to accommodate future exercises of the AMI options.

	No. of Optioned Shares	Weighted average exercise price (in U.S.$)	Weighted average remaining contractual term (years)	Aggregate intrinsic value (in U.S.$)
Outstanding at December 31, 2006	874,468	$15.44
Forfeited	(431,456)	15.44
Outstanding at December 31, 2007	443,012	$15.44	8.20	$ -
Exercisable at December 31, 2007	-	$ n/a	n/a	$ n/a

These options expire on March 8, 2016.

c)	Stock-based compensation expense

The Company recorded stock-based compensation expense of $4,587,000 for the year ended December 31, 2007 ($5,818,000 for the year ended December 31, 2006, $6,072,000 for the year ended December 31, 2005) relating to awards granted under its stock option plan, modified or settled subsequent to October 1, 2002. The estimated fair value of the stock options granted is amortized to expense on a straight-line basis over the vesting period and was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for grants in the respective periods:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2007	2006	2005
Dividend Yield	Nil	Nil	Nil
Expected Volatility	36.3% - 50.7%	40.4% - 43.3%	41.1% - 43.7%
Weighted Average Volatility	41.9%	42.9%	42.7%
Risk-free Interest Rate	2.93% - 5.05%	4.01% - 4.50%	2.97% - 3.82%
Expected Term (Years)	3	3 - 5	3

The weighted average fair value of stock options granted in the years ended December 31, 2007, 2006 and 2005 are presented below:

		Year Ended		Year Ended		Year Ended
		December 31,		December 31,		December 31,
		2007		2006		2005
CDN$ options	CDN$	2.95	CDN$	5.29	CDN$	5.84
U.S.$ options		$2.31		$6.48		$5.78

A summary of the status of the Company’s nonvested options as of December 31, 2007 (excluding the AMI stock options) and changes during the year ended December 31, 2007, is presented below:

		Weighted average
	No. of	grant-date
	Optioned	fair value
Nonvested CDN$ options	Shares	(in CDN$)
Nonvested at December 31, 2006	940,891	$6.70
Granted	1,290,000	2.95
Vested	(690,942)	6.02
Forfeited	(110,815)	5.92
Nonvested at December 31, 2007	1,429,134	$4.53

		Weighted average
	No. of	grant-date
	Optioned	fair value
Nonvested U.S.$ options	Shares	(in U.S.$)
Nonvested at December 31, 2006	117,032	$5.50
Granted	890,000	2.31
Vested	(227,201)	3.09
Forfeited	(47,546)	3.12
Nonvested at December 31, 2007	732,285	$2.68

As of December 31, 2007, there was $5,546,000 of total unrecognized compensation cost related to nonvested stock options granted under the Angiotech Plan. These costs are expected to be recognized over a weighted average period of 2.24 years.

As of December 31, 2007, there was $1,552,000 of total unrecognized compensation cost related to the nonvested AMI stock options. These costs are expected to be recognized over a period of 4.25 years on a straight-line basis as a charge to income. The total fair value of options vested during the year ended December 31, 2007 was $nil as all the AMI stock options remain unvested.

During the years ended December 31, 2007, 2006 and 2005 the following activity occurred:

		Year Ended		Year Ended		Year Ended
		December 31,		December 31,		December 31,
(in thousands)		2007		2006		2005
Total intrinsic value of stock options exercised:
CDN$ options	CDN$	257	CDN$	2,282	CDN$	1,580
U.S.$ options		$-		$361		$661

Total fair value of stock awards vested		$4,401		$5,386		$6,072

Cash received and income tax benefit from stock option exercises for the year ended December 31, 2007 were $228,000 and $ nil, respectively ($6,485,000 and $591,000, respectively for the year ended December 31, 2006).

During the year ended December 31, 2005, as a result of employee termination agreements, the Company accelerated the vesting of 156,481 stock options to an immediate vesting from approximately 1.9 years. The Company recorded compensation expense of $852,000 based on the estimated fair values of the modified awards. The estimated fair values were determined using the Black-Scholes option pricing model using the following assumptions: dividend yield – nil; volatility – 40%, risk-free interest rate 2.69% and expected life – 259 days.

The Black-Scholes pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. The Company’s employee stock options have characteristics significantly different from those of traded options and changes in the subjective input assumptions can materially affect the fair value estimate.

d)	Stockholder rights plan

Pursuant to a stockholder rights plan ("the Plan") approved February 10, 1999, amended and restated on March 5, 2002 and again on June 9, 2005, the holder of the right is entitled to acquire, under certain conditions, common shares of the Company at a 50% discount to the market upon a person or group of persons acquiring 20% or more of the common shares of the Company. The rights are not exercisable in the event of a Permitted Bid as defined in the Plan. The Plan has a term of 9 years, subject to reconfirmation by the stockholders at the annual stockholder meeting in 2008.

17.	IN-PROCESS RESEARCH AND DEVELOPMENT

The Company made in-process research and development payments as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2007	2006	2005

CombinatoRx Incorporated	$7,000	$-	$30,557
Rex Medical LP	1,000	-	-
Lipose Corporation	125	-	-
Poly-Med, Inc.	-	1,000	1,000
Afmedica, Inc	-	-	23,400
Other	-	42	-
Total	$8,125	$1,042	$54,957

18.	INCOME TAXES

(a) The components of the provision for (recovery of) income taxes from continuing operations are as follows:

		Year ended
	Year ended	December 31,	Year ended
	December 31,	2006	December 31,
	2007	(restated)	2005
Current income tax expense:
Canada	$(7,062)	$13,818	$21,707
Foreign	5,061	12,513	57
	(2,001)	26,331	21,764
Deferred income tax expense (recovery):
Canada	2,951	(1,259)	11,622
Foreign	(15,495)	(22,980)	(5,331)
	(12,544)	(24,239)	6,291

Income tax expense (recovery)	$(14,545)	$2,092	$28,055

(b) The provision for income taxes is based on net income (loss) from continuing operations before income taxes as follows:

		Year ended
	Year ended	December 31,	Year ended
	December 31,	2006	December 31,
	2007	(restated)	2005

Canada	$(48,018)	$27,445	$76,365
Foreign	(22,574)	(7,330)	(39,906)
	$(70,592)	$20,115	$36,459

(c) The reconciliation of income tax attributable to continuing operations computed at the statutory tax rates to income tax expense (recovery), using a combined Canadian federal and provincial tax rate, is as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2007	2006	2005
		(restated)

Net income (loss) before income taxes	$(70,592)	$20,115	$36,459
Statutory tax rate	34.1%	34.1%	34.9%

Expected income tax expense (recovery)	(24,072)	6,859	12,724
Tax rate changes on deferred tax assets and liabilities	1,686	3,505	449
Foreign tax rate differences	(12,568)	(7,650)	3,208
Tax Credits	117	(4,945)	(2,898)
Foreign exchange losses	(4,937)	135	(3,959)
Change in valuation allowance	18,555	(203)	7,697
Reassessment of prior years’ taxes [see paragraph (g)]	1,126	9,125	2,480
Capital (gains) losses	(1,011)	(4,645)	3,878
Non-deductible stock based compensation	1,370	1,742	1,875
Permanent differences and other	5,189	(1,831)	2,601
Income tax expense (recovery)	$(14,545)	$2,092	$28,055

(d) The tax effect of temporary differences that give rise to significant components of the deferred income tax assets and deferred income tax liabilities are presented below:

	December 31,	December 31,
	2007	2006
		(restated)

Deferred income tax assets
Property, plant and equipment	$2,803	$2,786
Operating loss carry forwards	29,331	20,313
Capital loss carry forwards	16,443	8,546
Tax credits	9,200	3,876
Accrued liabilities	5,964	3,795
Intangible assets	11,006	10,211
Unrealized foreign exchange	10,959	1,171
Other assets	3,696	4,652
Total gross deferred income tax assets	89,402	55,350
Less: valuation allowance	(42,005)	(19,293)
Total deferred income tax assets	$47,397	$36,057

Deferred income tax liabilities
Identifiable intangible assets	$85,783	$93,089
Property, plant and equipment	2,811	3,458
Unrealized foreign exchange gains	9,951	629
Undistributed earnings of foreign subsidiaries [see paragraph (f)]	1,702	4,093
Other liabilities	554	538
Total deferred tax liabilities	100,801	101,807

Net deferred income tax assets (liabilities)	$(53,404)	$(65,750)

The realization of deferred income tax assets is dependent upon the generation of sufficient taxable income during future periods in which the temporary differences are expected to reverse.  The valuation allowance is reviewed on a quarterly basis and if the assessment of the “more likely than not” criteria changes, the valuation allowance is adjusted accordingly.  The valuation allowance continues to be applied against certain deferred income tax assets where the Company has assessed that the realization of such assets does not meet the “more likely than not” criteria.  During 2007, the Company increased the valuation allowance by $ 22.7 million related primarily to the Company’s Canadian operations.

(e) The Company has unclaimed U.S. federal and state research and development investment tax credits of approximately $4.4 million (December 31, 2006 - $ 3.9 million) available to reduce future U.S. income taxes otherwise payable.  The company also has Canadian federal and provincial investment tax credits of approximately $ 5.6 million (December 31, 2006 - $0) available.

The Company has a net operating loss carry forward balance of approximately $ 120.6 million (December 31, 2006 - $ 97 million) available to offset future taxable income in the U.S. ($ 67.6 million) and Switzerland ($49.6 million) and other European countries ($3.4 million).  A portion of the losses in the U.S. are subjected to limitation but the Company does not expect the limitation will impair the use of any of the losses.

The Company has a net capital loss carry forward balance of approximately $105.9 million (December 31, 2006 - $74.4 million) available to offset future taxable capital gains in U.S. ($8.7 million) and Canada ($97.2 million). The capital losses can be carried forward indefinitely for Canada and five years for the US.

(f) It is management’s best estimate that the Company does not have a material amount of undistributed earnings of foreign subsidiaries for which it has not recognized a deferred income tax liability.

The investment tax credits and loss carry forwards expire as follows:

	Federal	Provincial/state	Operating Loss
	tax	tax	Carry forwards
	credits	credits
2008	-	-	-
2009	-	-	4,635
2010	-	-	8,977
2011	-	-	14,518
2012	-	-	15,207
2013	-	72	6,251
2014	-	-	3,436
2015	-	-	-
2016	-	-	-
2017	-	-	-
2018	436	27	-
2019	573	-	-
2020	464	19	413
2021	278	-	3,104
2022	189	-	2,299
2023	232	-	10,815
2024	457	-	6,675
2025	276	-	13,525
2026	2,772	-	8,405
2027 (or later)	3,441	1,427	22,385
	$9,118	$1,545	$120,645

(g) In September 2006, the Quebec National Assembly enacted legislation (Bill 15) that retroactively changed certain tax laws that subject the Company to additional taxes for the 2004 and 2005 taxation years. As a result of the Quebec income tax assessment, a total of $14.4 million has been accrued as of December 31, 2007. Of that amount, $1.8 million and $10.2 million relates to the 2004 and 2005 taxations years respectively and $2.4 million relates to interest. The Company has filed formal objection notices for these unpaid assessments and will explore all alternatives to mitigate any tax liability. However; at the current time the Company is unable to estimate the likelihood of success.

19.	OTHER TAX LIABILITY

Effective January 1, 2007, the Company adopted FIN 48.  As a result, the Company increased its reserves for uncertain tax positions by $2.9 million.  Approximately $1.7 million of this increase was recorded as a cumulative effect adjustment to the Company’s opening deficit balance and $1.2 million to goodwill.  During the year, a further $1.0 million was recorded as a current expense.  If recognized in future periods, the unrecognized tax benefits of $4.7 million will have a favourable effect on the effective income tax rate in those periods.  The reserve for uncertain tax positions includes accrued interest and penalties of $0.7 million.  In accordance with the Company’s accounting policies, accrued interest and penalties, if incurred, relating to unrecognized tax benefits are recognized as a component of income tax expense.

The taxation years 2002 - 2007 remain open to examination by the Canada Revenue Agency and taxation years 2003 - 2007 remain open to examination by the Internal Revenue Service. The Company files income tax returns in Canada, the U.S. and various foreign jurisdictions.

A reconciliation of the change in the reserves for a uncertain tax position from January 1, 2007 – December 31, 2007 is as follows:

Balance, January 1, 2007	$3,653
Tax positions related to current year:
Additions	1,867
Reductions	(1,394)
Tax positions related to prior years
Additions	567
Reductions	-
Settlements	-
Lapses in statutes of limitations	-
Balance, December 31, 2007	$4,693

20.	COMMITMENTS AND CONTINGENCIES

(a)	Commitments

i)	Lease commitments

The Company has entered into operating lease agreements for office and laboratory space which expire through July 2019. Future minimum annual lease payments under these leases are as follows:

2008	$2,827
2009	2,175
2010	2,030
2011	1,902
Thereafter	14,786
$23,561

Rent expense for the year ended December 31, 2007 amounted to $2,452,000 (year ended December 31, 2006 -$2,140,000, year ended December 31, 2005 - $1,335,000).

ii) Contractual commitments

The Company may be required to make milestone, royalty, and other research and development funding payments under research and development collaboration and other agreements with third parties. These payments are contingent upon the achievement of specific development, regulatory and/or commercial milestones. The Company has not accrued for these payments as of December 31, 2007 due to the uncertainty over whether these milestones will be achieved. The Company’s significant contingent milestone, royalty and other research and development commitments are as follows:

Quill Medical, Inc. (“Quill”),

In connection with the acquisition of Quill in June 2006 (note 5(b)), the Company may be required to make additional contingent payments of up to $150 million upon the achievement of certain revenue growth and development milestones. These payments are primarily contingent upon the achievement of significant incremental revenue growth over a five year period, subject to certain conditions. The Company is also committed to minimum commercialization expenditures, including sales and marketing, research and development and corporate support on the technology acquired of $12.4 million between Jan 1, 2008 and June 30, 2009.

Afmedica, Inc. (“Afmedica”)

In connection with the acquisition of Afmedica in October 2005, the Company may be required to make milestone payments totaling $10.0 million to former Afmedica equity holders should the Company reach certain development and regulatory milestones with respect to any Afmedica product.

Poly-Med, Inc. (“Poly-Med”)

In April 2004, the Company entered into a License Agreement with Poly-Med which granted the Company exclusive and non-exclusive rights to several of Poly-Med’s key technologies, including a portfolio of absorbable and biodegradable polymers and drug delivery technologies. Under this agreement, the Company is committed to making quarterly research and development funding payments totaling $6.0 million over the five year term of the agreement.

National Institute of Health (“NIH”)

In November 1997, the Company entered into an exclusive license agreement with the Public Health Service of the United States, through the NIH whereby the Company was granted an exclusive, worldwide license to certain technologies of the NIH relating to the use of paclitaxel. Pursuant to this license agreement, the Company agreed to pay NIH milestone payments upon achievement of certain clinical and commercial development milestones and pay royalties on net Taxus sales by BSC. In 2007, the Company paid royalties of $19,668,000 to NIH under this agreement (2006 - $25,033,000.)

(b) Contingencies

i)	The Company may, from time to time, be subject to claims and legal proceedings brought against it in the normal course of business. Such matters are subject to many uncertainties. Management believes that adequate provisions have been made in the accounts where required and the ultimate resolution of such contingencies will not have a material adverse effect on the financial position of the Company. However, we are not able to predict the outcome of the pending legal proceedings listed below, or other legal proceedings, to which we may become subject in the normal course of business or estimate the amount or range of any possible loss we might incur if we do not prevail in the final, non-appealable determinations of such matters. Therefore, the Company has no current accruals for these potential contingencies. The Company cannot provide assurance that the legal proceedings listed here, or other legal proceedings not listed here, will not have a material adverse impact on its financial condition or results of operations.

ii)	BSC, a licensee, is often involved in legal proceedings (to which the Company is not a party) concerning challenges to its stent business. If a party opposing BSC is successful, royalty revenue would likely be significantly reduced. The ultimate outcome of any such proceedings is uncertain at this time.

iii)	At the European Patent Office (EPO), various patents either owned or licensed by or to the Company are in opposition proceedings. In EP0809515 (which the Company licenses from (and to) BSC), the EPO scheduled an Oral Hearing for January 30, 2008. Oppositions against European Patent Nos. EP0975340, EP1118325, EP1155689 and EP1407786 are at early stages, with briefs being exchanged. The grant of European Patent No. EP0830100, which relates to our ePTFE vascular graft products, was opposed with an Oral Hearing conducted on September 28, 2006.

At the end of the Hearing, the European Patent Office determined that an amended form of the patent was valid. The opponent appealed this decision.

iv)	On March 1, 2006, the Board of Appeals of the Japanese Patent Office issued a final order of revocation regarding certain claims of our Japanese Patent No. 3423317, directed to a stent coated with paclitaxel. Angiotech appealed this decision to Japan’s Intellectual Property High Court, however the IP High Court ruled in favour of the Japanese Patent Office. Angiotech is now appealing this decision to Japan’s Supreme Court.

v)	In February 2005, a claim was filed by Conor Medsystems, Inc. in a court in the United Kingdom alleging that one of the Company's U.K. stent patents is invalid and seeking to have that patent revoked. On February 24, 2006, a U.K. court ruled in favor of Conor, finding that the Company’s UK Hunter Patent was invalid. Angiotech launched an appeal at the Court of Appeals, however that appeal was dismissed. The Company subsequently filed a Petition with the House of Lords to request that the House of Lords overrule the lower court decision, and this Petition was accepted. A date for a hearing before the House of Lords has not yet been set, but that date is estimated to be late 2008. Conor will not be participating in this hearing.

vi)	In April 2005, the Company together with BSC commenced a legal action in the Netherlands against Sahajanand Medical Technologies Pvt. Ltd. for patent infringement. The hearing was held in March 2006. In May 2006, the Dutch court ruled in favor of Angiotech, finding that Angiotech’s EP (NL) Hunter patent was valid, and that SMT’s Infinnium stent was infringing that patent. SMT has filed an appeal, and is currently enjoined from selling their stent in the Netherlands pending resolution of that appeal. A date for a hearing before the Court of Appeals has been set for March 2008.

vii)	In December 2005, the Company together with BSC commenced a Preliminary Injunction Proceeding in the Netherlands against Biosensors International Group Ltd. and six related companies including Occam International BV, requesting a preliminary injunction. In March 2006, a Dutch court ruled against Angiotech’s request for a preliminary injunction against Occam and its distributor. An appeal was filed by Angiotech and may be heard late in 2008.

21.	SEGMENTED INFORMATION

The Company operates in two reportable segments: (i) Pharmaceutical Technologies and (ii) Medical Products. Prior to the acquisition of AMI the Company reported its operations under one segment, drug-eluting medical devices and biomaterials.

During the fourth quarter of 2007, the Company changed the composition of its two reporting segments. Operating segments are based on the differences and the principal sources of royalty revenues versus product sales. In addition, the Company changed its measure of segment from operating income to gross margin. The impact of this change is a reclassification of $4,165,000 of revenue and $196,000 of cost of products sold from Pharmaceutical Technologies to Medical Products for the year ended December 31, 2006. No reclassification was necessary for revenue and cost of products sold for the year ended December 31, 2005. The prior years’ information presented below has been restated to reflect these changes.

The Pharmaceuticals Technologies segment includes royalty revenue and gross margin generated from out-licensing technology related to the drug-eluting stent and other technologies.

The Medical Products segment includes revenues and gross margins of single use, specialty medical devices including suture needles, biopsy needles / devices, micro surgical ophthalmic knives, drainage catheters, self-anchoring sutures, other specialty devices, biomaterials and other technologies.

All other income and expenses are not allocated to segments as they are not considered in evaluating the segment’s operating performance. The following tables represent reportable segment information for the years ended December 31, 2007, 2006 and 2005:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2007	2006	2005
		(restated)	(restated)
Revenue
Pharmaceutical Technologies	$117,501	$176,485	$194,314
Medical Products	170,193	138,590	5,334

Total revenue	$287,694	$315,075	$199,648

Licence and royalty fees – Pharmaceutical Technologies	18,652	25,986	28,345
Cost of products sold – Medical Products	94,949	69,543	5,653

Gross margin
Pharmaceutical Technologies	98,849	150,499	165,969
Medical Products	75,244	69,047	(319)

Total gross margin	$174,093	$219,546	$165,650

Research and development	53,963	45,393	31,988
Selling, general and administration	99,315	78,933	37,837
Depreciation and amortization	33,429	36,014	9,540
In-process research and development	8,125	1,042	54,957

Operating (loss) income	$(20,739)	$58,164	$31,328

Other (expense) income	(49,853)	(38,049)	5,131

(Loss) income from continuing operations before income
taxes and cumulative effect of change in accounting policy	$(70,592)	$20,115	$36,459

The Company allocates its assets to the two reportable segments; however, depreciation, income taxes, other expense and income are not allocated to segment operating units. The following tables represent total assets and capital expenditures for each reportable segment at December 31, 2007 and December 31, 2006:

	December 31,	December 31,
	2007	2006
		(restated)

Total assets
Pharmaceutical Technologies	$214,030	$275,882
Medical Products	936,078	948,742
Total assets	$1,150,108	$1,224,624

Capital expenditures
Pharmaceutical Technologies	$3,743	$8,941
Medical Products	4,245	3,962
Total capital expenditures	$7,988	$12,903

Geographic information

Revenues are attributable to countries based on the location of the Company’s customers or, for revenue from collaborators, the location of the collaborator’s customers. Except for revenues derived from United States, it is impracticable to disclose revenues derived from each individual country.

	For the year ended December 31,
	2007	2006	2005
		(restated)	(restated)
United States	$166,748	$211,529	$155,202
Europe	71,021	62,728	33,226
Others	49,925	40,818	11,220
Total	$287,694	$315,075	$199,648

Net long lived assets by country are as follows:

	For the year ended December 31,
	2007	2006
		(restated)
United States	$31,400	$32,316
Canada	15,767	14,992
Other	12,020	12,475
Total	$59,187	$59,783	.

During the year ended December 31, 2007, revenue from one licensee represented approximately 38% of total revenue (51% and 92%, respectively, for the years ended December 31, 2006 and December 31, 2005).

22.	RESTRUCTURING CHARGES

During the year ended December 31, 2007, the Company recorded charges of $5.2 million for plant closure and relocation activities associated with capacity rationalization and consolidation in the Medical Products segment. The restructuring charges during the year ended December 31, 2007 included $3.2 million related to employee severance benefits at the Company’s Syracuse location and $2.0 million related to various relocation activities at both the Company’s Syracuse and Puerto Rico locations.

The severance charges were recorded in accordance with Statement of Financial Accounting Standards No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS 146 requires that a liability be recorded for a cost associated with an exit or disposal activity at its fair value in the period in which the liability is incurred. In connection with the restructuring plan, the Company plans to terminate approximately 152 employees from the Syracuse location representing approximately 10% of our workforce over the next 6 months. The estimated total severance obligation is $4.6 million. The estimated total severance obligation was calculated using forecasted cash flows, discounted as prescribed by SFAS 146, using a credit-adjusted risk-free rate of 9%. The terms of the severance require that employees continue to provide services throughout the transition period in order to be eligible to receive the severance benefits. As the employees are required to continue to provide services in order to receive the severance, in June 2007, the Company accrued severance costs of $1.3 million representing the minimum severance benefits the employees are legally entitled to receive as of December 31, 2007. The remaining estimated total severance obligation of $3.3 million is being recorded monthly over the initial estimated retention period being the 12 month period ending June 2008. The total monthly severance charge for the year ended December 31, 2007 was $1.9 million (including accretion expense of $0.1 million) and is expected to be approximately $276,000 per month for the remaining estimated retention period of 6 months.

The charges related to relocation activities are being recorded as incurred.

The charges are recorded to selling, general and administration costs in the statement of operations. The Company expects to satisfy the severance obligations through salary continuance. The expense and accrual recorded in accordance with SFAS 146 require the Company to make significant estimates and assumptions. These estimates and assumptions will be evaluated and adjusted as appropriate on at least a quarterly basis for changes in circumstances. It is possible that such estimates could change in the future resulting in additional adjustments, and the effect of any such adjustments could be material.

Changes in the Company’s accrual for restructuring charges for the year ended December 31, 2007 were as follows:

Severance Benefits

Balance, December 31, 2006	$-
Severances charged	3,075
Accretion expense	152
Balance, December 31, 2007	$3,227

23.	CONTOUR THREADS PRODUCT RETURNS

During the year ended December 31, 2007, the Company elected to discontinue its Contour Threads branded product line for selected aesthetic surgical applications and to focus marketing and branding efforts on the launch of its Quill SRS barbed suture product in a broader range of general surgery and aesthetic surgery applications. As part of this decision, the Company communicated an offer to its customers to refund, at the customer’s sole election, any unused inventory of Contour Threads product returned to the Company by June 1, 2007. The returned product was written off. The deadline was later extended indefinitely to meet customer demands and maintain strong customer relations. In connection with this decision, the Company recorded a pre-tax charge of approximately $3.0 million, which was recorded as an adjustment to revenue in the Medical Products segment in the second quarter of 2007. Actual returns during the year ended December 31, 2007 were $2.4 million and the Company determined that an accrual of $0.2 million for estimated future returns was appropriate at December 31, 2007. As such, a recovery of $0.4 million was recorded as an adjustment to revenue in the Medical Products segment in the fourth quarter of 2007.

24.	INCOME (LOSS) PER SHARE

Income (loss) per share was calculated as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2007	2006	2005
		(restated)
Numerator:
Net (loss) income from continuing operations	$(56,047)	$18,023	$8,404
Net loss from discontinued operations, net of income
taxes	(9,893)	(7,708)	(9,591)
Cumulative effect of change in accounting policy	-	399	-
Net (loss) income	$(65,940)	$10,714	$(1,187)

Denominator:
Basic weighted average common shares outstanding	85,015	84,752	84,121
Dilutive effect of stock options	-	685	1,603
Diluted weighted average common shares outstanding	85,015	85,437	85,724
Basic net income (loss) per common share:
Continuing operations	$(0.66)	$0.21	$0.10
Discontinued operations	$(0.12)	$(0.09)	$(0.11)
Total	$(0.78)	$0.12	$(0.01)
Diluted net income (loss) per common share:
Continuing operations	$(0.66)	$0.21	$0.10
Discontinued operations	$(0.12)	$(0.09)	$(0.11)
Total	$(0.78)	$0.12	$(0.01)

For the year ended December 31, 2007, 8,171,921 stock options were excluded from the calculation of diluted net income (loss) per common share, as the effect of including them would have been anti-dilutive (6,301,054 for the year ended December 31, 2006; 2,905,543 for the year ended December 31, 2005).

25.	CHANGE IN NON-CASH WORKING CAPITAL ITEMS RELATING TO OPERATIONS AND SUPPLEMENTAL CASH FLOW INFORMATION

The change in non-cash working capital items relating to operations was as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2007	2006	2005
		(restated)
Accrued interest on short-term and long-term investments	$-	$3,235	$(1,368)
Accounts receivable	2,297	3,019	(1,494)
Inventories	(344)	(4,274)	(172)
Prepaid expenses and other assets	536	(8,337)	(247)
Accounts payable and accrued liabilities	2,912	(4,592)	(1,935)
Income taxes payable	3,021	1,544	3,701
Interest payable	713	6,614	-
	$9,135	$(2,791)	$(1,515)

Supplemental disclosure:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2007	2006	2005
Short-term investments received as consideration	$-	$8,000	$-
Interest paid	48,790	26,865	-
Income taxes paid	5,512	15,207	15,826
Income tax refund	8,691	-	-
Investments not yet paid	-	5,000	-

26.	CONDENSED CONSOLIDATING GUARANTOR FINANCIAL INFORMATION

The following presents the condensed consolidating guarantor financial information as of December 31, 2007 and 2006, and for the years ended December 31, 2007, 2006 and 2005 for the direct and indirect subsidiaries of the Company that serve as guarantors of the $250 million 7.75% senior subordinated notes issued on March 23, 2006 due in 2014 and the senior floating rate notes issued on December 11, 2006 due in 2013, and for the Company’s subsidiaries that do not serve as guarantors. Non-guarantor subsidiaries include the Swiss subsidiaries and a Canadian Trust that cannot guarantee the debt of the Company. All of the Company’s subsidiaries are 100% owned, and all guarantees are full and unconditional, joint and several.

Condensed Consolidating Balance Sheet
December 31, 2007

	Parent Company		Non-
	Angiotech	Guarantor	Guarantor	Consolidating	Consolidated
	Pharmaceuticals, Inc.	Subsidiaries	Subsidiaries	Adjustments	Totals
ASSETS
Current assets
Cash and cash equivalents	$23,790	$20,334	$47,202	$-	$91,326
Accounts and notes receivable	391,066	69,059	302,607	(740,054)	22,678
Inventories	-	26,563	7,821	(737)	33,647
Deferred income taxes, current portion	-	5,964	-	-	5,964
Prepaid expenses and other current assets	2,331	4,041	698	-	7,070
Total current assets	$417,187	$125,961	$358,328	$(740,791)	$160,685

Long-term investments	$23,724	$-	$732	$-	$24,456
Property, plant and equipment	15,464	35,168	8,555	-	59,187
Investment in subsidiaries	518,304	438,673	-	(956,977)	-
Intangible assets	17,931	185,199	22,759	-	225,889
Goodwill	-	561,883	97,628	-	659,511
Deferred financing costs	13,600	-	-	-	13,600
Other assets	81	6,699	-	-	6,780
Total assets	$1,006,291	$1,353,583	$488,002	$(1,697,768)	$1,150,108

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Accounts payable, notes payable and accrued liabilities	$15,939	$675,801	$95,795	$(740,046)	$47,489
Income taxes payable	(15,242)	7,232	15,924	-	7,914
Interest payable on long-term debt	7,327	-	-	-	7,327
Deferred revenue, current portion	-	-	210	-	210
Total current liabilities	$8,024	$683,033	$111,929	$(740,046)	$62,940

Deferred revenue	-	-	1,211	-	1,211
Other tax liability	2,472	2,221	-	-	4,693
Deferred leasehold inducement	2,782	12	-	-	2,794
Deferred income taxes	2,472	55,810	6,031	(4,945)	59,368
Long-term debt	575,000	-	-	-	575,000
Other liabilities	-	(609)	1,421	-	609
Total non-current liabilities	$582,726	$58,652	$8,663	$(4,945)	$645,096

Stockholders' equity
Share capital	472,618	651,995	262,208	(914,203)	472,618
Additional paid-in capital	29,669	139,234	110,670	(249,904)	29,669
Accumulated earnings/ (deficit)	(102,497)	(200,391)	(9,183)	209,574	(102,497)
Accumulated other comprehensive income	15,751	21,060	3,715	1,756	42,282
Total stockholders' equity	$415,541	$611,898	$367,410	$(952,777)	$442,072
Total liabilities and stockholders' equity	$1,006,291	$1,353,583	$488,002	$(1,697,768)	$1,150,108

Condensed Consolidating Balance Sheet

December 31, 2006 (restated)

	Parent Company		Non-
	Angiotech	Guarantor	Guarantor	Consolidating	Consolidated
	Pharmaceuticals, Inc.	Subsidiaries	Subsidiaries	Adjustments	Totals
ASSETS
Current assets
Cash and cash equivalents	$59,495	$12,308	$27,529	$-	$99,332
Short-term investments	-	-	9,285	-	9,285
Accounts and notes receivable	346,305	59,346	298,992	(679,412)	25,231
Inventories	-	27,785	6,006	(752)	33,039
Deferred income taxes, current portion	856	6,158	47	-	7,061
Prepaid expenses and other current assets	3,656	2,917	572	-	7,145
Assets from discontinued operations, current portion	-	1,405	960	-	2,365
Total current assets	$410,312	$109,919	$343,391	$(680,164)	$183,458

Long-term investments	$32,695	$20,625	$520	$-	$53,840
Property, plant and equipment	14,330	37,184	8,269	-	59,783
Investment in subsidiaries	593,709	419,022	-	(1,012,731)	-
Intangible assets	20,749	198,383	28,067	-	247,199
Goodwill	-	530,640	107,715	-	638,355
Deferred income taxes	4,804	-	-	-	4,804
Deferred financing costs	14,845		-	-	14,845
Other assets	81	7,143	-	-	7,224
Assets from discontinued operations	-	13,553	1,563	-	15,116
Total assets	$1,091,525	$1,336,469	$489,525	$(1,692,895)	$1,224,624

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Accounts payable, notes payable and accrued liabilities	$24,380	$607,657	$93,984	$(676,359)	$49,662
Income taxes payable	(4,986)	(521)	11,653	(78)	6,068
Interest payable on long-term debt	6,614	4,176	-	(4,176)	6,614
Deferred revenue, current portion	-	-	630	-	630
Deferred income taxes, current portion	-	2,598	-	-	2,598
Liabilities from discontinued operations, current portion	-	1,767	227	-	1,994
Total current liabilities	$26,008	$615,677	$106,494	$(680,613)	$67,566

Deferred revenue	$-	$-	$1,421	$-	$1,421
Deferred leasehold inducement	2,619	12	-	-	2,631
Deferred income taxes	-	65,033	9,984	-	75,017
Long-term debt	575,000	-	-	-	575,000
Other liabilities	-	-	2,065	-	2,065
Liabilities from discontinued operations	-	2,232	-	-	2,232
Total non-current liabilities	$577,619	$67,277	$13,470	$-	$658,366

Stockholders' equity
Share capital	$472,390	$652,818	$262,223	$(915,041)	$472,390
Additional paid-in capital	25,082	154,398	112,982	(267,380)	25,082
Accumulated deficit	(34,893)	(149,537)	(18,846)	168,383	(34,893)
Accumulated other comprehensive income	25,319	(4,164)	13,202	1,756	36,113
Total stockholders' equity	$487,898	$653,515	$369,561	$(1,012,282)	$498,692
Total liabilities and total stockholders' equity	$1,091,525	$1,336,469	$489,525	$(1,692,895)	$1,224,624

Condensed Consolidating Income Statement

Year Ended December 31, 2007

	Parent Company		Non -
	Angiotech	Guarantor	Guarantor	Consolidating	Consolidated
	Pharmaceuticals, Inc.	Subsidiaries	Subsidiaries	Adjustments	Totals

REVENUE
Royalty revenue	$110,477	$1,827	$4,355	$-	$116,659
Product sales, net	-	150,801	50,540	(31,148)	170,193
License fees	-	(181)	1,023	-	842
Intercompany R&D charges	(4,091)	7,481	(2,910)	(480)	-
	$106,386	$159,928	$53,008	$(31,628)	$287,694
EXPENSES
License and royalty fees	$18,821	$8	$3	$(180)	$18,652
Cost of products sold	-	94,236	31,068	(30,355)	94,949
Research and development	32,637	20,153	1,173	-	53,963
Selling, general and administration	31,311	55,990	12,014	-	99,315
Depreciation and amortization	4,680	25,518	3,231	-	33,429
In-process research and development	7,125	1,000	-	-	8,125
	$94,574	$196,905	$47,489	$(30,535)	$308,433
Operating income	11,812	(36,977)	5,519	(1,093)	(20,739)
Other income (expenses) :
Foreign exchange gain (loss)	$4,879	$2,371	$(7,588)	$(3)	$(341)
Investment and other income	3,696	4,145	2,552	-	10,393
Interest income (expense)	(10,129)	(66,296)	24,677	-	(51,748)
Write-down of deferred financing costs	-	-	-	-	-
Management fees	(2,568)	2,455	(367)	480	-
Dividend income	-	-	-	-	-
Loss on redemption of available for sale securities	-	(8,157)	-	-	(8,157)
Total other income (expenses)	$(4,122)	$(65,482)	$19,274	$477	$(49,853)
Income (loss) from continuing operations before income taxes	$7,690	$(102,459)	$24,793	$(616)	$(70,592)
Income tax expense (recovery)	(5,242)	(14,212)	4,909	-	(14,545)
Income (loss) from continuing operations	12,932	(88,247)	19,884	(616)	(56,047)
Subsidiaries income (loss)	$(78,872)	$34,096	$-	$44,776	$-
Income (loss) from discontinued operations, net of income taxes	-	(9,893)	537	(537)	(9,893)
Net (loss) income	$(65,940)	$(64,044)	$20,421	$43,623	$(65,940)

Condensed Consolidating Income Statement

Year Ended December 31, 2006 (restated)

	Parent Company
	Angiotech		Non-
	Pharmaceuticals,	Guarantor	Guarantor	Consolidating	Consolidated
	Inc.	Subsidiaries	Subsidiaries	Adjustments	Totals

REVENUE
Royalty revenue	$159,487	$11,725	$4,042	$-	$175,254
Product sales, net	-	113,778	36,046	(11,234)	138,590
License fees	-	1,403	489	(661)	1,231
Intercompany R&D charges	1,685	6,248	-	(7,933)	-
	$161,172	$133,154	$40,577	$(19,828)	$315,075
EXPENSES
License and royalty fees	$25,977	$668	$2	$(661)	$25,986
Cost of products sold	-	58,528	22,123	(11,108)	69,543
Research and development	28,327	16,490	576	-	45,393
Intercompany R&D charges	-	-	7,713	(7,713)	-
Selling, general and administration	35,341	36,672	6,849	71	78,933
Depreciation and amortization	4,608	27,944	3,461	-	36,014
In-process research and development	1,025	17	-	-	1,042
	$95,278	$140,319	$40,725	$(19,411)	$256,911
Operating income (loss)	65,894	(7,165)	(148)	(417)	58,164
Other income (expenses) :
Foreign exchange gain (loss)	$1,350	$2,081	$(2,916)	$-	$515
Investment and other income	3,218	1,586	1,431	-	6,235

Gain (loss) on wind-up of subsidiary	(2,354)	(2,815)	5,169	-	-
Interest income (expense)	(25,429)	(45,887)	35,814	-	(35,502)
Write-down of deferred financing costs	(7,714)	(1,583)	-	-	(9,297)
Management fees	(1,877)	1,952	(295)	220	-
Dividend income	-	13,382	-	(13,382)	-
Total other income (expenses)	$(32,806)	$(31,284)	$39,203	$(13,162)	$(38,049)
Income (loss) from continuing operations before income taxes and cumulative effect of change in accounting policy	$33,088	$(38,449)	$39,055	$(13,579)	$20,115
Income tax expense (recovery)	(2,827)	(5,665)	10,584	-	2,092
Income (loss) from continuing operations before cumulative effect of change in accounting policy	35,915	(32,784)	28,471	(13,579)	18,023
Subsidiaries income (loss)	$(25,600)	$34,742	$-	$(9,142)	$-
Income (loss) from discontinued operations, net of income taxes	-	(7,848)	140	-	(7,708)
Cumulative effect of change in accounting policy	399	-	-	-	399
Net income (loss)	$10,714	$(5,890)	$28,611	$(22,721)	$10,714

Condensed Consolidating Income Statement

Year Ended December 31, 2005

	Parent Company
	Angiotech		Non-
	Pharmaceuticals,	Guarantor	Guarantor	Consolidating	Consolidated
	Inc.	Subsidiaries	Subsidiaries	Adjustments	Totals

REVENUE
Royalty revenue	$183,566	$2,463	$3,174	$-	$189,203
Product sales, net	-	5,334	-	-	5,334
License fees	500	1,270	4,339	(998)	5,111
Intercompany R&D charges	7,122	6,209	-	(13,331)	-
	$191,188	$15,276	$7,513	$(14,329	$199,648
EXPENSES
License and royalty fees	$27,962	$83	$377	$(77)	$28,345
Cost of products sold	-	5,653	-	-	5,653
Research and development	22,694	9,294	-	-	31,988
Intercompany R&D charges	-	-	12,907	(12,907)	-
Selling, general and administration	31,420	6,065	352	-	37,837
Depreciation and amortization	4,346	4,512	682	-	9,540
In-process research and development	33,266	21,691	-	-	54,957
	$119,688	$47,298	$14,318	$(12,984)	$168,320
Operating income (loss)	71,500	(32,022)	(6,805)	(1,345)	31,328
Other income (expenses) :
Foreign exchange gain (loss)	$848	$(3,804)	$4,052	$(4)	$1,092
Investment and other income	2,680	7,301	25	-	10,006
Write-down of investment	(3,111)	-	(2,856)	-	(5,967)
Management fees	(1,816)	1,862	(356)	310	-
Intercompany interest income / (expense)	-	(33,910)	33,910	-	-
Dividend income	-	35,148	-	(35,148)	-
Total other income (expenses)	$(1,399)	$6,597	$34,775	$(34,842)	5,131
Income (loss) from continuing operations before income taxes	$70,101	$(25,425)	$27,970	$(36,187)	$36,459
Income tax expense (recovery)	24,980	(5,271)	8,346	-	28,055
Net income (loss) from continuing operations	45,121	(20,154)	19,624	(36,187)	8,404
Subsidiaries income (loss)	$(46,308)	$27,091	$-	$19,217	$-
Income (loss) from discontinued operations, net of income taxes	-	(10,076)	485	-	(9,591)
Net income (loss)	$(1,187)	$(3,139)	$20,109	$(16,970)	$(1,187)

Condensed Consolidating Statement of Cash Flows

Year Ended December 31, 2007

	Parent Company
	Angiotech		Non-
	Pharmaceuticals,	Guarantor	Guarantor	Consolidating	Consolidated
	Inc.	Subsidiaries	Subsidiaries	Adjustments	Totals

OPERATING ACTIVITIES:
Cash provided by (used in) operating activities	$(8,352)	$26,570	$40,185	$(63,965)	$(5,562)

INVESTING ACTIVITIES:
Purchase of property, plant and equipment	$(3,145)	$(3,300)	$(686)	$-	$(7,131)
Proceed from sale of property, plant and equipment	-	-	-	-	-
Proceeds from short-term investments	-	9,285	-	-	9,285
Purchase of long-term investments	(15,000)	10,000	-	(10,000)	(15,000)
Proceeds from long-term investments	-	22,965	-	-	22,965
Investment in subs	-	(28,735)	(2,511)	31,246	-
Purchase of intangibles assets	-	(6,466)	-	-	(6,466)
Proceeds from sale of assets held for sale	-	4,832	-	-	4,832
Other assets	399	(500)	-	-	(101)
In-process research and development	(7,125)	(1,000)	-	-	(8,125)
Cash (used in) provided by investing activities	$(24,871)	$7,081	$(3,197)	$21,246	$259

FINANCING ACTIVITIES:
Share capital issued	$-	$-	$332	$(332)	$-
Deferred financing costs on long-term obligations	(1,865)	-	-	-	(1,865)
Dividends paid	-	(28,434)	(14,617)	43,051	-
Notes receivable / payable	(845)	2,808	(1,963)	-	-
Proceeds from stock options exercised and share capital issued	228	-	-	-	228
Cash (used in) provided by financing activities	$(2,482)	$(25,626)	$(16,248)	$42,719	$(1,637)

Effect of exchange rate charges on cash	-	-	(1,066)	-	(1,066)
Net increase (decrease) in cash and cash equivalents	(35,705)	8,025	19,674	-	(8,006)
Cash and cash equivalents, beginning of year	59,495	12,309	27,528	-	99,332
Cash and cash equivalents, end of year	$23,790	$20,334	$47,202	$-	$91,326

Condensed Consolidating Statement of Cash Flows

Year Ended December 31, 2006 (restated)

	Parent Company
	Angiotech		Non-
	Pharmaceuticals,	Guarantor	Guarantor	Consolidating	Consolidated
	Inc.	Subsidiaries	Subsidiaries	Adjustments	Totals

OPERATING ACTIVITIES:
Cash provided by (used in) operating activities	$61,192	$(6,476)	$20,263	$(19,108)	$55,871

INVESTING ACTIVITIES:
Purchase of short-term investments	$(92,509)	$(40,254)	$-	$-	$(132,763)
Proceeds from short-term investments	154,062	110,865	-	-	264,927
Purchase of long-term investments	(10,134)	-	(13)	-	(10,147)
Proceeds from long-term investments	3,581	124,161	1,928	-	129,670
Purchase of property, plant and equipment	(7,027)	(2,765)	(1,059)	-	(10,851)
Proceeds from sale of subsidiary	-	47	-	-	47
Acquisition of businesses, net of cash acquired	-	(820,953)	-	-	(820,953)
Purchase of intangible assets	-	(285)	-	-	(285)
Proceeds from sale of intangible assets	-	-	3,400	-	3,400
Proceeds from sale of assets held for sale	-	6,395	-	-	6,395
Investment in subsidiaries	(631,447)	(258,715)	-	890,162	-
In-process research and development	(1,025)	(17)	-	-	(1,042)
Other assets	(1,559)	(10,647)	8,600	-	(3,606)
Cash provided by (used in) investing activities	$(586,058)	$(892,168)	$12,856	$890,162	$(575,208)

FINANCING ACTIVITIES:
Principal repayment of long-term obligations	$(350,000)	$-	$-	$-	$(350,000)
Proceeds from long-term obligations	925,000	-	-	-	925,000
Deferred financing costs on long-term obligations	(22,717)	(1,842)	-	-	(24,559)
Proceeds from stock options exercised and share capital issued	6,485	631,400	258,691	(890,091)	6,485
Dividends paid	-	(9,551)	(9,486)	19,037	-
Notes receivable / payable	(3,810)	266,118	(262,308)	-	-
Cash provided by (used in) financing activities	$554,958	$886,125	$(13,103)	$(871,054)	$556,926

Effect of exchange rate charges on cash	-	-	(420)	-	(420)
Net increase (decrease) in cash and cash equivalents	30,092	(12,519)	19,596	-	37,169
Cash and cash equivalents, beginning of year	29,403	24,828	7,932	-	62,163
Cash and cash equivalents, end of year	$59,495	$12,309	$27,528	$-	$99,332

Condensed Consolidating Statement of Cash Flows

Year Ended December 31, 2005

	Parent Company
	Angiotech		Non-
	Pharmaceuticals,	Guarantor	Guarantor	Consolidating	Consolidated
	Inc.	Subsidiaries	Subsidiaries	Adjustments	Totals

OPERATING ACTIVITIES:
Cash provided by (used in) operating activities	$132,166	$6,592	$23,257	$(73,136)	$88,879

INVESTING ACTIVITIES:
Purchase of short-term investments	$(137,374)	$(177,202)	$-	$-	$(314,576)
Proceeds from short-term investments	75,023	259,322	-	-	334,345
Purchase of long-term investments	(29,873)	(99,592)	-	-	(129,465)
Proceeds from long-term investments	10,225	19,400	-	-	29,625
Purchase of property, plant and equipment	(2,591)	(1,452)	(7)	54	(3,996)
Proceeds on disposal of property, plant and equipment	66	82	-	(54)	94
Proceeds on sale of subsidiary, net of cash disposed	-	2,257	-	-	2,257
Acquisition of businesses, net of cash acquired	-	(673)	(13,327)	-	(14,000)
Capital contribution in subsidiaries	(25,310)	(2,964)	-	28,274	-
In-process research and development	(29,858)	(21,690)	-	-	(51,548)
Other assets	(1,010)	-	-	-	(1,010)
Cash provided by (used in) investing activities	$(140,702)	$(22,512)	$(13,334)	$28,274	$(148,274)

FINANCING ACTIVITIES:
Contributions to paid in capital	$-	$25,310	$2,964	$(28,274)	$-
Proceeds from stock options exercised	3,314	-	-	-	3,314
Dividends paid	-	(37,987)	(35,149)	73,136	-
Notes receivable / payable	(19,778)	(4,400)	24,178	-	-
Cash provided by (used in) financing activities	$(16,464)	$(17,077)	$(8,007)	$44,862	$3,314

Net increase (decrease) in cash and cash equivalents	(25,000)	(32,997)	1,916	-	(56,081)
Cash and cash equivalents, beginning of year	54,403	57,825	6,016	-	118,244
Cash and cash equivalents, end of year	$29,403	$24,828	$7,932	$-	$62,163